Exhibit 99.3

EXECUTION VERSION

LIMITED LIABILITY COMPANY AGREEMENT

OF POWDER RIVER BASIN LLC

Dated effective as of March 11, 2025

THE SALE OF INTERESTS IN THE COMPANY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR QUALIFIED UNDER ANY STATE SECURITIES LAWS IN RELIANCE ON EXEMPTIONS FROM REGISTRATION. INTERESTS MAY NOT BE OFFERED OR SOLD ABSENT AN EFFECTIVE REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND QUALIFICATION UNDER APPLICABLE STATE SECURITIES LAWS, UNLESS EXEMPTIONS FROM SUCH REGISTRATION AND QUALIFICATION REQUIREMENTS ARE AVAILABLE. THE COMPANY HAS THE RIGHT TO REQUIRE ANY POTENTIAL TRANSFEROR OF AN INTEREST TO DELIVER AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY BEFORE ANY TRANSFER TO THE EFFECT THAT EXEMPTIONS FROM APPLICABLE REGISTRATION AND QUALIFICATION REQUIREMENTS ARE AVAILABLE FOR THE TRANSFER. IN ADDITION, THIS AGREEMENT CONTAINS ADDITIONAL SUBSTANTIAL RESTRICTIONS ON THE TRANSFER OF INTERESTS.

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5.4	Standards of Care	19
5.5	Exculpation	19
5.6	Indemnification of Manager and Representatives	19
5.7	Resignation; Removal; Replacement	20
5.8	Payments to Manager	21
5.9	Affiliate Transactions	21
5.10	Changes to Mining Law	21

ARTICLE VI PROGRAMS AND BUDGETS; ACCOUNTING AND REPORTING		22
6.1	Initial Program and Budget	22
6.2	Operations Under Programs and Budgets	22
6.3	Presentation of Updated Business Plan, Proposed Programs and Budgets	22
6.4	Approval of Proposed Programs and Budgets	22
6.5	Amendments	23
6.6	Election to Participate	23
6.7	Recalculation and Restoration for Actual Contributions	25
6.8	Deadlock on Proposed Programs and Budgets	26
6.9	Budget Overruns; Program Changes	27
6.10	Emergency or Unexpected Expenditures	27
6.11	Reports	27
6.12	Inspection Rights	28
6.13	Independent Audit	28

ARTICLE VII DISTRIBUTIONS; DISPOSITION OF PRODUCTION		29
7.1	Distributions	29
7.2	Liquidating Distributions	29
7.3	Disposition of Products	30

ARTICLE VIII TRANSFERS AND ENCUMBRANCES OF INTERESTS		31
8.1	Restrictions on Transfer	31
8.2	Permitted Transfers and Permitted Interest Encumbrances	31
8.3	Additional Limitations on Transfers and Encumbrances	32
8.4	Right of First Refusal; Tag Along Right	32
8.5	Drag Along Right	33
8.6	Changes of Control	34
8.7	Substitution of a Member	34
8.8	Conditions to Substitution	35
8.9	Admission as a Member	35
8.10	Economic Interest Holders	36

ARTICLE IX RESIGNATION, DISSOLUTION AND LIQUIDATION		36
9.1	Resignation	36
9.2	Non-Compete Covenant	36
9.3	Dissolution	37
9.4	Liquidation	37
9.5	Termination	38

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ARTICLE X AREA OF INTEREST; ABANDONMENT		38
10.1	Acquisitions Within Area of Interest	38
10.2	Surrender or Abandonment of Property	39
10.3	Reacquisition	40

ARTICLE XI MISCELLANEOUS		40
11.1	Confidentiality	40
11.2	Public Announcements	41
11.3	Notices	41
11.4	Headings	41
11.5	Waiver	42
11.6	Amendment	42
11.7	Severability	42
11.8	Force Majeure	42
11.9	Rules of Construction	42
11.10	Governing Law	43
11.11	Waiver of Jury Trial; Consent to Jurisdiction	43
11.12	Further Assurances	43
11.13	Survival	43
11.14	No Third-Party Beneficiaries	44
11.15	Entire Agreement	44
11.16	Parties in Interest	44
11.17	Counterparts	44
11.18	Rule Against Perpetuities	44

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APPENDIX AND EXHIBITS

Appendix A	Defined Terms

Exhibit A	Property Description and Area of Interest
Exhibit B	Accounting Procedure
Exhibit C	Tax Matters
Exhibit D	Insurance
Exhibit E	Initial Program and Budget
Exhibit F	Business Plan

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LIMITED LIABILITY COMPANY AGREEMENT

OF

POWDER RIVER BASIN LLC

This LIMITED LIABILITY COMPANY AGREEMENT OF POWDER RIVER BASIN LLC (this “Agreement”) is effective as of March 11, 2025 (the “Effective Date”), between Usuran Resources, Inc., a Colorado corporation (“Usuran”), and Snow Lake Exploration (US) Ltd., a Delaware corporation (“SLE”), as the Members.

Recital

A.            Usuran and SLE have caused the formation of the Company to own certain Properties in Converse County, Wyoming as described in Exhibit A and to conduct the Operations contemplated by this Agreement.

In consideration of the covenants and agreements in this Agreement, the parties to or bound by this Agreement agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

1.1          Definitions. In addition to the capitalized terms defined in other provisions of this Agreement, as used in this Agreement, capitalized terms have the meanings given in Appendix A.

1.2          Interpretation. In interpreting this Agreement, except as otherwise indicated in this Agreement or as the context may otherwise require, (a) the words “include,” “includes,” and “including” are deemed to be followed by “without limitation” whether or not they are in fact followed by those words or words of similar import, (b) the words “hereof,” “herein,” “hereunder,” and comparable terms refer to the entirety of this Agreement, including the Appendix or Exhibits, and not to any particular Article, Section, or other subdivision of this Agreement or Appendix or Exhibit to this Agreement, (c) any pronoun shall include the corresponding masculine, feminine, and neuter forms, (d) the singular includes the plural and vice versa, (e) references to any agreement (including this Agreement) or other document are to the agreement or document as amended, modified, supplemented, and restated now or from time to time in the future, (f) references to any Law are to it as amended, modified, supplemented, and restated now or from time to time in the future, and to any corresponding provisions of successor Laws, (g) except as otherwise expressly provided in this Agreement, references to an “Article,” “Section,” “preamble,” “recital,” or another subdivision, or to the “Appendix” or an “Exhibit,” are to an Article, Section, preamble, recital or subdivision of this Agreement, or to the “Appendix” or an “Exhibit” to this Agreement, (h) references to any Person include the Person’s respective successors and permitted assigns, (i) references to “dollars” or “$” shall mean the lawful currency of the United States of America, (j) references to a “day” or number of “days” (without the explicit qualification of “Business”) refer to a calendar day or number of calendar days, (k) if interest is to be computed under this Agreement, it shall be computed on the basis of a three hundred and sixty (360)-day year of twelve (12) thirty (30)-day months, (l) if any action or notice is to be taken or given on or by a particular calendar day, and the calendar day is not a Business Day, then the action or notice may be taken or given on the next succeeding Business Day, and (m) any financial or accounting terms that are not otherwise defined herein shall have the meanings given under GAAP.

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1.3          Coordination With Exhibits. Notwithstanding clause (g) of Section 1.2, except as otherwise expressly provided in an Exhibit, references in the Exhibit to an “Article,” or “Section” or another subdivision, are to an “Article,” “Section” or subdivision of the Exhibit. Except as otherwise provided in an Exhibit, capitalized terms used in the Exhibit that are not defined in the Exhibit shall have the meanings given to them in this Agreement. If any provision of an Exhibit, other than Exhibit C, conflicts with any provision in the body of this Agreement, the provision in the body of this Agreement shall control. If any provision of Exhibit C conflicts with any provision in the body of this Agreement, the provision in Exhibit C shall control.

ARTICLE II

THE LIMITED LIABILITY COMPANY

2.1          General. The Company has been duly organized under the Act by the filing of its certificate of formation in the Office of the Delaware Secretary of State by an authorized person. The Manager shall take all actions necessary to qualify the Company as a foreign LLC with the Wyoming Secretary of State in accordance with the Wyoming Limited Liability Company Act. The Members agree that their rights relating to the Company, the Assets and Operations shall be subject to and governed by this Agreement. To the fullest extent permitted by the Act, this Agreement shall control as to any conflict between this Agreement and the Act or as to any matter provided for in this Agreement that also is provided for in the Act.

2.2           Name. The name of the Company shall be “Powder River Basin LLC.” The Manager shall accomplish any filings or registration required by jurisdictions in which the Company conducts its Business.

2.3          Purposes. The Company is formed for the following purposes:

(a)           to conduct Exploration within the Properties and the Area of Interest;

(b)           to acquire additional real property and other interests within the Area of Interest;

(c)           to evaluate the possible Development and Mining of the Properties and other Assets acquired within the Area of Interest with the goal of achieving first production of Products from the Properties during the First Production Target Period;

(d)           to engage in Development and Mining on the Properties and other Assets acquired within the Area of Interest;

(e)           to achieve first production of Products from the Properties during the First Production Target Period;

(f)            to engage in the marketing, sale and distribution of Products, to the extent provided in Section 7.3; and

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(g)           to perform any other activities necessary, appropriate or incidental to any of the foregoing or to satisfy or comply with Environmental Compliance obligations, Continuing Obligations and Laws.

2.4          Limitation. Unless the Members otherwise agree in writing, the Business of the Company shall be limited to the purposes described in Section 2.3, and nothing in this Agreement shall be construed to enlarge those purposes.

2.5          The Members. The Manager shall maintain a register containing the name, business address, Interest and Representatives of each Member, updated to reflect the admission of additional or substituted Members, changes of address, changes in Interests and other changes in accordance with this Agreement, and shall provide the updated register to any Member promptly after the written request of the Member.

2.6          Issuance of Additional Interests. Additional Interests may be issued for such Capital Contributions and with such rights, privileges and preferences as shall be unanimously approved by the Management Committee. If the issuance of additional Interests has been properly approved under this Section 2.6, the Persons to whom such additional Interests have been issued shall automatically be admitted to the Company as Members.

2.7          Term. The Company has perpetual existence; provided, that the Company shall be dissolved upon the occurrence of an event described in Section 9.3.

2.8          Registered Agent; Offices. The initial registered office and registered agent of the Company are in the Company’s certificate of formation. The Manager may from time to time designate a successor registered office and registered agent and may amend the certificate of formation of the Company to reflect the change without the approval of the Members or the Management Committee. The location of the principal place of business of the Company shall be the Manager’s principal place of business or other location selected by the Manager.

2.9          Corporate Transparency Act Information. Upon request by the Manager after its reasonable determination that the Company is a “reporting company” under the Corporate Transparency Act, as amended, and the rules and regulations promulgated thereunder (the “CTA”) and that no exemption to reporting thereunder is available to the Company, each Member shall promptly furnish to the Manager any information regarding such Member (and such Member’s beneficial owners) that the Manager deems necessary or advisable for the Company to comply with the CTA. Such information includes, without limitation, personal information regarding all individuals who are deemed to be beneficial owners of the Company under the CTA because they directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, either exercise substantial control over the Company or own or control at least twenty-five percent (25%) of the Interests of the Company, as determined in accordance with the CTA. Such individuals must provide their full legal name, date of birth, current residential street address, and unique identifying number from and a copy of a U.S. driver’s license or a U.S. or foreign passport that includes a photograph of the individual or, at the election of any such individual, such individual’s FinCEN Identifier (as defined under the CTA). Such information may also include any information documents that are necessary for the Company to determine whether such indirect owners or controllers have substantial control over the Company. Each Member must also promptly notify the Company of any change or inaccuracy in any of the information most recently provided to the Company by the Member pursuant to these provisions, including any change that could reasonably be expected to affect who may be considered a beneficial owner of the Company for purposes of the CTA. Each Member hereby agrees to indemnify and hold harmless the Company from and against any losses, claims, damages, judgments, penalties, fines, costs or liabilities (collectively, “Claims”) of any kind arising from or relating to (x) any failure of such Member to comply with the obligations of this Section or (y) any false or incomplete information or documents provided by such Member to the manager or the Company pursuant to this Section. The foregoing indemnity provisions shall survive the termination, dissolution, liquidation and winding up of the Company or the transfer of the Member’s Interest in the Company. For the avoidance of doubt, a Member shall not be responsible to indemnify the Company pursuant to this Section 2.9 for Claims arising from acts or omissions of the other Member. Each Member acknowledges and consents to the disclosure by the Company to the Financial Crimes Enforcement Network of the U.S. Department of the Treasury of the information provided by such Member to the Manager pursuant to this Section 2.9 notwithstanding any confidentiality provisions in this Agreement to the contrary.

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ARTICLE III

INTERESTS; CAPITAL CONTRIBUTIONS

3.1           Interests.

(a)           Initial Interests. The initial Interest of Usuran is fifty percent (50%). The initial Interest of SLE is fifty percent (50%).

(b)           Adjustments to Interests. The Interests of the Members shall be adjusted (i) upon the resignation or deemed resignation of a Member under Section 9.1 or upon the redemption of a Member’s Interest, to reflect the cancellation of the Member’s Interest, (ii) upon an election by a Non-Contributing Member to contribute less to an adopted Program and Budget than the percentage reflected by the Non-Contributing Member’s Interest, or an election by a Contributing Member to make an Excess Contribution of an Underfunded Amount, in each case as provided in Section 6.6, (iii) upon the recalculation or restoration of Interests after the completion of a Program and Budget under Section 6.7, (iv) upon the default by a Member in making its required Capital Contributions to an adopted Program and Budget, followed by a proper election by the Non-Defaulting Member under Section 3.6(c), and (v) upon the issuance of additional Interests in the Company under Section 2.6.

3.2          Initial Contributions.

(a)           Usuran Initial Contribution. As its Initial Contribution, Usuran has contributed to the Company as of the Effective Date all of its right, title and interest in and to the Properties, and has agreed to contribute cash in the amount of $3,750,000 (as part of the first Agreed Contribution described in Section 3.3 below). The Members agree that the fair market value of Usuran’s Initial Contribution as of the Closing Date under the Purchase Agreement will equal $8,750,000.

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(b)           SLE Initial Contribution. As its Initial Contribution, SLE has contributed to the Company as of the Effective Date all of its right, title and interest in and to the Properties, and has agreed to contribute cash in the amount of $3,750,000 (as part of the first Agreed Contribution described in Section 3.3 below). The Members agree that the fair market value of SLE’s Initial Contribution as of the Closing Date under the Purchase Agreement will equal $8,750,000.

3.3          Joint Funding. The Members shall, subject to an election under Section 6.6, be obligated to make additional Capital Contributions to adopted Programs and Budgets in accordance with Section 3.5 pro rata in proportion to their respective Interests (“Joint Funding”). In connection with the Company’s payment and performance obligations under the Purchase Agreement, each of the Members expressly acknowledges its obligation to contribute the following (each, an “Agreed Contribution”), subject to the provisions of Section 3.4: (i) cash in the amount of $5,250,000 prior to the first anniversary of the Closing Date of the Purchase Agreement (of which $3,750,000 shall be contributed at least three Business Days before the Closing Date of the Purchase Agreement), (ii) cash in the amount of $5,250,000 prior to the second anniversary of the closing date of the Purchase Agreement, and (iii) cash in the amount of $2,000,000 prior to the third anniversary of the closing date of the Purchase Agreement, and the Manager shall timely submit cash calls to the Members in connection with such Agreed Contribution obligations, and such Agreed Contributions shall be paid to the Company not later than ten (10) Business Days after receipt of such cash calls. The amount of the Agreed Contributions shall be proportionately reduced if the Company’s E & D Expenditure Obligation under the Purchase Agreement (as defined therein) is reduced as a result of early payment of the Final Installment payment thereunder.

3.4          Failure to Make Agreed Contributions.

(a)           If a Member fails to timely make an Agreed Contribution within the periods described in Section 3.3, then the Manager or any Member may deliver a written notice of such failure to the defaulting Member. If the defaulting Member subsequently fails to make the applicable Agreed Contribution within five (5) Business Days after receipt of such notice (an “Agreed Contribution Default”), the Interest of the defaulting Member shall be adjusted in accordance with this Section 3.4. No other mechanism set forth in this Agreement for adjusting the Members’ Interests will apply to an Agreed Contribution Default. Upon the occurrence of an Agreed Contribution Default, the Interest of the defaulting Member will be automatically reduced by the following amounts:

(i)            if the Agreed Contribution Default relates to the first Agreed Contribution, then the defaulting Member’s Interest will be reduced by 16.7 percentage points (such that the defaulting Member’s initial fifty percent (50%) Interest would be reduced to 33.3%);

(ii)           if the Agreed Contribution Default relates to the second Agreed Contribution, then the defaulting Member’s then-current Interest will be reduced by 16.7 percentage points (such that, by way of example, if the defaulting Member’s then-current Interest is 33.3%, its Interest would be reduced to 16.6%); and

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(iii)          if the Agreed Contribution Default relates to the third Agreed Contribution, then the defaulting Member’s then-current Interest will be reduced by 16.6 percentage points (such that, by way of example, if the defaulting Member’s then-current Interest is 16.6%, its Interest would be reduced to 0.0%).

(b)           Upon recalculation of a defaulting Member’s Interest pursuant to this Section 3.4, the Interest of the non-defaulting Member shall be increased by an amount equal to the reduction in the defaulting Member’s Interest.

3.5          Cash Calls. On the basis of the adopted Program and Budget then in effect, the Manager shall submit to each Member at least thirty (30) days before the end of each calendar quarter a billing for estimated cash requirements for the next calendar quarter. Not later than ten (10)   days after the beginning of the calendar quarter for which the billing was submitted, each Member shall pay to the Company as an additional Capital Contribution under Section 3.3 its proportionate share of the estimated amount based on its Interest. Time is of the essence in the payment of such billings. Subject to receipt of such Capital Contributions or other funds under this Agreement, the Manager shall maintain a minimum cash reserve of $500,000. This minimum cash reserve amount can be modified if unanimously agreed by the Management Committee at any time. All funds in excess of the immediate cash requirements of the Company shall be invested in one (1) or more interest-bearing accounts reasonably selected by the Manager.

3.6          Remedies for Failure to Meet Cash Calls.

(a)           If a Member (the “Delinquent Member”) has not contributed all or any portion of any additional Capital Contribution that such Member is or was required to contribute under Sections 3.3 and 3.5 (but excluding Agreed Contribution Defaults, which are addressed separately by Section 3.4) (the “Default Amount”), then the other Member (the “Non-Defaulting Member”) may elect to exercise its rights under either Section 3.6(b) or 3.6(c) by written notice to the Delinquent Member within fifteen (15) Business Days after the occurrence of the default. In the case of an election under Section 3.6(b) or 3.6(c), the Non-Defaulting Member shall pay the entire Default Amount to the Company on behalf of the Delinquent Member within such fifteen (15) Business Day period.

(b)           If the Non-Defaulting Member makes an election under this Section 3.6(b), the payment by the Non-Defaulting Member of the Default Amount shall be treated as a loan (a “Default Loan”) from the Non-Defaulting Member to the Delinquent Member, and a Capital Contribution of that amount to the Company by the Delinquent Member, with the following results:

(i)            the amount of the Default Loan shall bear interest at the Default Rate from the date that the Non-Defaulting Member makes the Default Loan until the date that the Default Loan, together with all accrued and unpaid interest, is repaid by the Delinquent Member to the Non-Defaulting Member or from distributions as provided in Section 3.6(b)(ii) (with all payments or distributions being applied first to accrued and unpaid interest and then to principal);

(ii)           all distributions (or sales of Products by the Company under Section 7.3 and distributions of the proceeds of such sales under Section 7.1(b)) that otherwise would be made to the Delinquent Member after the date of the default (whether before or after the dissolution of the Company) instead shall be made to the Non-Defaulting Member until the Default Loan and all accrued and unpaid interest have been paid in full to the Non-Defaulting Member;

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(iii)          the principal balance of the Default Loan and all accrued and unpaid interest shall be due and payable in whole within thirty (30) calendar days after written demand to the Delinquent Member by the Non-Defaulting Member;

(iv)          after any default in the payment of the principal of or interest on the Default Loan, the Non-Defaulting Member may (A) again make an election by notice to the Delinquent Member to convert the unpaid balance of the Default Loan and all accrued and unpaid interest to a Capital Contribution by the Non-Defaulting Member, in which case the provisions of Section 3.6(c) shall apply, with the unpaid balance and all interest accrued thereon treated as the Default Amount for purposes of the calculations under Section 3.6(c), or (B) exercise any other rights and remedies granted to the Non-Defaulting Member or the Company under this Agreement or available at law or in equity as the Non-Defaulting Member may deem appropriate in its sole discretion to obtain payment by the Delinquent Member of the Default Loan, all at the cost and expense of the Delinquent Member; and

(v)          during the period that any such Default Loan is in default, all rights of the Delinquent Member or any Representative designated by the Delinquent Member to vote, veto or consent to any matter under this Agreement shall be suspended, and the Interest of the Delinquent Member and its Representatives shall be deemed not outstanding for purposes of determining whether a quorum exists at any meeting of the Management Committee or whether any specified percentage of votes required to adopt, consent to or approve any matter has been obtained; provided, however, that the Non-Defaulting Member may not during such period make any Major Decisions.

(c)           If the Non-Defaulting Member makes an election under this Section 3.6(c) or under clause (A) of Section 3.6(b)(iv), the payment by the Non-Defaulting Member of the Default Amount shall be treated as a Capital Contribution by the Non-Defaulting Member to the Company on behalf of the Delinquent Member. In such case the Interest of the Delinquent Member shall be reduced by an amount (expressed as a percentage) equal to: (i) the Default Dilution Multiple; multiplied by the Default Amount; divided by (ii) the aggregate Contributed Capital of all Members (determined after taking into account the contribution of the Default Amount). The Interest of the Non-Defaulting Member shall be increased by the reduction in the Interest of the Delinquent Member. The foregoing adjustments shall be effective as of the date of the default (or in the case of remedies under clause (A) of Section 3.6(b)(iv), the date of the default by the Delinquent Member in repaying the Default Loan).

(d)           If the Non-Defaulting Member makes an election under Sections (b) through (c), then the applicable provisions of this Section 3.6 shall be the sole and exclusive remedies available to the Non-Defaulting Member for the default. If the Non-Defaulting Member does not make such an election (and if applicable, the required advance) within the fifteen (15)  Business Day period described in Section 3.6(a), then the Non-Defaulting Member shall have, on its own behalf and on behalf of the Company, all of the rights and remedies available at law or in equity as the Non-Defaulting Member may deem appropriate in its sole discretion to obtain payment of the Default Amount, all at the cost and expense of the Delinquent Member, but excluding the contractual rights and remedies under Sections 3.6(b) and 3.6(c), which shall be deemed waived. IN THE CASE OF ADJUSTMENTS TO A MEMBERS’ INTEREST UNDER SECTION 3.4 OR AN ELECTION UNDER SECTION 3.6(b) OR 3.6(c), THE MEMBERS AGREE THAT THE LIQUIDATED DAMAGES DESCRIBED IN SECTION 3.4 OR IN THIS SECTION 3.6 ARE A FAIR AND ADEQUATE MEASURE OF THE DAMAGES THAT WILL BE SUFFERED BY THE NON-DEFAULTING MEMBER AS A RESULT OF A BREACH BY A MEMBER OF ITS OBLIGATION TO MAKE CAPITAL CONTRIBUTIONS FOR CASH CALLS UNDER SECTIONS 3.3 AND 3.5 (INCLUDING AGREED CONTRIBUTION DEFAULTS) AND NOT A PENALTY.

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3.7          Intentionally Omitted.

3.8          Transfer on Insolvency Event.

(a)           If a Member (the “Insolvent Member”) becomes subject to an Insolvency Event, it shall promptly (but in no event later than two (2) Business Days following the occurrence of the Insolvency Event) deliver notice to the other Member of the occurrence and nature of the Insolvency Event. The other Member may then deliver notice to the Insolvent Member in writing of such Insolvency Event, whereupon the Insolvent Member shall transfer its entire Interest, free and clear of all Encumbrances, to such other Member (or an Affiliate of such other Member as the other Member may nominate in writing) as soon as reasonably practicable, in exchange for payment of an amount equal to the fair market value of the transferred Interest, minus the fees and expenses associated with obtaining an appraisal to determine the fair market value of the transferred Interest. An Insolvent Member’s failure to timely notify the other Member of the occurrence of an Insolvency Event will be a material breach of this Agreement.

(b)           During the continuation of an Insolvency Event, the Insolvent Member will have no right to exercise any right under this Agreement with respect to voting on matters referred to the Members, participation of such Insolvent Member’s Representatives on the Management Committee, approve any Major Decisions (which matters may be approved exclusively by the other Member), or receive any distribution (whether in cash or in kind) or any repayment of any loan or other indebtedness outstanding to it from the Company.

(c)           The Insolvent Member will be deemed to constitute the Company as its agent for the sale of its Interest for purposes of this Section 3.8.

(d)           Solely for purposes of this Section 3.8, an Insolvency Event with respect to a Member’s Parent Company will be deemed to be an Insolvency Event with respect to such Member.

3.9          Return of Contributions. Except as expressly provided in this Agreement, no Member shall be entitled to the return of any part of its Capital Contributions or to be paid interest on either its Capital Account or its Capital Contributions. No Capital Contribution that has not been returned shall constitute a liability of the Company, the Manager or any Member. A Member is not required to contribute or to lend cash or property to the Company to enable the Company to return any Member’s Capital Contributions. The provisions of this Section 3.9 shall not limit a Member’s rights or obligations under Section 7.2.

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ARTICLE IV

MEMBERS

4.1          Limited Liability. The liability of each Member shall be limited as provided by the Act. No Member or the Manager, or any combination, shall be personally liable under any judgment of a court, or in any other manner, for any debt, obligation or liability of the Company, whether such debt, obligation or liability arises in contract, tort or otherwise, solely by reason of being a Member or the Manager or any combination.

4.2          Company Indemnification of Members. Except as provided in Section 4.5, the Company shall indemnify, defend and hold harmless each Member and its Affiliates, and their respective directors, officers, employees, agents and attorneys from and against any and all Adverse Consequences incurred or suffered by them that arise out of or relate to (a) the Company or Operations, including Environmental Liabilities and Continuing Obligations, and (b) any reimbursements by the Member under Section 4.4. In all cases of this Section 4.2, and without limiting Sections 4.3 or 4.4, indemnification shall be provided only out of and to the extent of the net assets of the Company, and no Member shall have any personal liability whatsoever for indemnification under this Section 4.2. Notwithstanding the previous provisions of this Section 4.2, the Company’s indemnification obligations under this Section 4.2 as to third party claims shall be only with respect to Adverse Consequences not otherwise compensated by insurance carried for the benefit of the Company or carried by the Company for the benefit of the Members.

4.3          Member Indemnification.

(a)           Indemnification Obligations. Except as provided in Section 4.5, each Member (the “Indemnifying Member”) shall indemnify, defend and hold harmless each other Member and its Affiliates, and their respective directors, officers, employees, agents and attorneys (collectively, the “Indemnified Member Parties”) and the Company from and against any and all Adverse Consequences that arise out of or result from the Misconduct of the Indemnifying Member (including in its capacity as the Manager).

(b)           Notice. If any claim or demand is asserted against an Indemnified Member Party or the Company with respect to which the Indemnified Member Party or the Company may be entitled to indemnification under this Agreement, then the Indemnified Member Party shall cause notice of the claim or demand (together with a reasonable description), to be given to the Indemnifying Member promptly after the Indemnified Member Party has knowledge or notice of the claim or demand. Failure to promptly provide the notice shall not relieve the Indemnifying Member of its indemnification obligations, except to the extent the Indemnifying Member is materially prejudiced by the failure.

(c)           Assumption of Defense by Indemnifying Member. The Indemnifying Member shall have the right, but not the obligation, by written notice to the Indemnified Member Party with a copy to the Company delivered within thirty (30) days after the receipt of a notice under Section 4.3(b), to assume the entire control of the defense, compromise and settlement of the claim or demand that is the subject of the notice, including the use of counsel chosen by the Indemnifying Member, all at the sole cost and expense of the Indemnifying Member. Notwithstanding the foregoing, the Indemnified Member Party may participate in the defense at the sole cost and expense of the Indemnified Member Party. The assumption of the defense of the claim or demand by the Indemnifying Member shall constitute a waiver by the Indemnifying Member of its right to contest or dispute its indemnification obligation for the claim or demand. Any Adverse Consequences to the assets or business of the Indemnified Member Party or the Company caused by the failure of the Indemnifying Member to defend, compromise or settle a claim or demand in a diligent manner after having given notice that it will assume control of the defense, compromise and settlement of the matter shall be included in the Adverse Consequences for which the Indemnifying Member shall be obligated to indemnify the Indemnified Member Parties and the Company. Any settlement or compromise of any claim or demand by the Indemnifying Member shall be made only with the consent of the Indemnified Member Party, which may not be unreasonably withheld or delayed. An Indemnified Member Party shall not be considered unreasonable in withholding its consent unless the settlement or compromise includes a full release of all claims and liabilities against the Indemnified Member Parties and the Company arising out of or relating to the claim or demand, provides for the payment of only money damages, and the Indemnifying Member has provided to the Indemnified Member Parties assurance acceptable to the Indemnified Member Parties of the payment of such money damages immediately upon the settlement or compromise.

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(d)           Defense by Indemnified Member Party or Company. Before the assumption of the defense of any claim or demand subject to indemnification by an Indemnifying Member, the Indemnified Member Party or the Company may file any motion, answer or other pleading, or take such other action as it deems appropriate, to protect its interests or those of the Company or the Indemnifying Member. If it is finally determined that the Indemnifying Member is responsible for indemnification of any such claim or demand, or if the Indemnifying Member elects to assume the defense of the claim or demand under Section 4.3(c), then the Indemnifying Member shall promptly reimburse the Indemnified Member Party or the Company for all costs and expenses incurred under the previous sentence. If the Indemnifying Member does not elect to control the defense, compromise and settlement of a claim or demand under Section 4.3(c), and it is finally determined that the Indemnifying Member is responsible for indemnification of the claim or demand, then the Indemnifying Member shall be bound by the results of the defense, compromise or settlement, and all costs and expenses incurred by the Indemnified Member Parties and the Company in conducting the defense, compromise or settlement shall be included in the Adverse Consequences for which the Indemnifying Member is obligated to indemnify the Indemnified Member Parties and the Company.

4.4          Member Reimbursement Obligations. Each Member shall be liable to each other Member (including in its capacity as the Manager) to reimburse and pay to such other Members its respective share, based on Interests, of any and all Adverse Consequences incurred or suffered by such other Members and their Affiliates that arise out of or relate to (a) the Company or the Operations, including Environmental Liabilities and Continuing Obligations, or (b) any Properties distributed to the other Member as an objecting Member under Section 10.2, but only to the extent in the case of this clause (b) arising out of or relating to Operations, including Environmental Liabilities and Continuing Obligations, conducted before the date of such distribution. For purposes of this Section 4.4, each Member’s share of such liability shall be equal to its Interest at the time of the actions, omissions or events giving rise to the Adverse Consequences (or as to any actions, omissions or events arising or existing before the Effective Date, such Member’s initial Interest). Neither the resignation nor deemed resignation of a Member, any Transfer or redemption of all or any portion of a Member’s Interest, any reduction of a Member’s Interest, nor the dissolution, liquidation nor termination of the Company, shall relieve a Member of its share of any such liability accruing before such resignation, deemed resignation, Transfer, redemption, reduction, distribution, dissolution, liquidation or termination. Notwithstanding the foregoing provisions of this Section 4.4, this Section 4.4 shall apply only in the case that the Member from whom the other Member is requesting reimbursement or any of its Affiliates is finally determined to be personally liable for the Adverse Consequences, and shall not be construed as a waiver or reduction of the limitations under the Act or other applicable Law of the liability of a Member or the Manager for Company debts, obligations and liabilities.

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4.5           Coordination. Notwithstanding anything to the contrary in this ARTICLE IV, no Member, or any of its Affiliates, or any of their respective directors, officers, employees, agents or attorneys shall be entitled to indemnification or reimbursement under Sections 4.2, 4.3 and 4.4 for Adverse Consequences, to the extent the Adverse Consequences arise out of or result from the Misconduct of the Indemnifying Member (including in its capacity as the Manager).

4.6          Exclusive Rights of Members. Notwithstanding anything in this Agreement to the contrary, no Person other than a Member (on its own behalf and on behalf of the Company and its Indemnified Member Parties) shall have the right to enforce any representation, warranty, covenant or agreement of a Member or the Manager under this Agreement, and specifically neither the Company nor any lender or other third party shall have any such rights, it being expressly understood that the representations, warranties, covenants and agreements contained in this Agreement shall be enforceable only by a Member (on its own behalf and on behalf of the Company and its Indemnified Member Parties) against another Member or the Manager. For the avoidance of doubt, the Company shall be bound by the provisions of this Agreement but shall have no right to enforce those provisions against a Member or the Manager, such rights being exclusively vested in the Members. Any Member may bring a direct action on behalf of the Company against any other Member or the Manager without the requirement to bring a derivative action or otherwise satisfy the requirements of sections 18-1001 through 18-1004 of the Act or other similar requirements.

4.7           Meetings; Written Consent. Meetings of the Members shall be held quarterly. Any action required or permitted to be taken by Members may be taken without a meeting if the action is evidenced by a written consent describing the action taken, signed by all of the Members.

4.8          No Member Fees. Except as otherwise provided in this Agreement, no Member shall be entitled to compensation for attendance at Member meetings or for time spent in its capacity as a Member.

4.9          No State-Law Partnership. The Members intend that the Company not be a partnership (including a limited partnership) or joint venture, and that no Member, Manager or Representative be a partner or joint venturer of any other Member, Manager or Representative for any purposes other than federal and state tax purposes, and this Agreement may not be construed to suggest otherwise.

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4.10        No Implied Covenants; No Fiduciary Duties. There are no implied covenants contained in this Agreement other than the contractual duty of good faith and fair dealing. The Members, the Manager and the Representatives shall not have any fiduciary or other duties to the Company or the other Members except as specifically provided by this Agreement, and the Members’, the Representatives’, and the Manager’s duties and liabilities otherwise existing at law or in equity are restricted and eliminated by the provisions of this Agreement to those duties and liabilities specifically set forth in this Agreement.

4.11        Other Business Opportunities. Except as provided in Section 10.1, (a) each Member (including in its capacity as a Manager) and its Representatives shall have the right independently to engage in and receive the full benefits from business activities, whether or not competitive with the Operations, without consulting the Company or any other Member, (b) the doctrines of “corporate opportunity” and “business opportunity” shall not be applied to any other activity, venture, or operation of any Member or Representative or the Manager, and (c) no Member or Representative or the Manager shall have any obligation to any other Member or the Company with respect to any opportunity to acquire any property outside the Area of Interest at any time, or within the Area of Interest after the termination of the Company.

ARTICLE V

COMPANY MANAGEMENT

5.1          Management Authority. Except as delegated to the Manager under Section 5.3, the Management Committee shall have the exclusive power and authority to make all decisions, including Major Decisions for the Company. The Manager shall have the power and authority to make any other decision or take any other action on behalf of the Company that does not require the approval of the Management Committee under this Agreement as long as such decision or action is authorized under an approved Program and Budget (to the extent such decision or action involves the expenditure of funds by the Company). In connection with the implementation, consummation or administration of any matter within the scope of the Manager’s authority, the Manager is authorized, without the approval of the Members or the Management Committee, to execute and deliver on behalf of the Company contracts, instruments, conveyances, checks, drafts and other documents of any kind or character to the extent the Manager deems it necessary or desirable. The Manager may delegate to officers, employees, agents, contractors or representatives of the Company or the Manager any or all of its powers by written authorization identifying specifically or generally the powers delegated or acts authorized, but no such delegation shall relieve the Manager of its obligations hereunder.

5.2           Management Committee.

(a)           Organization and Composition. The Members hereby establish a committee (the “Management Committee”) consisting of four (4) representatives (“Representatives”), of which (i) two (2) Representatives shall be appointed by Usuran, and (ii) two (2) Representatives shall be appointed by SLE. The initial Representatives of SLE are Frank Wheatley and Peretz Schapiro. The initial Representatives of Usuran are Andrew Ferrier and Fabrizio Perilli. A Representative of the Member holding the greater Interest shall serve as the chair of the Management Committee. If the Members’ Interests are equal, then the chair of the Management Committee shall alternate annually between the Members’ Representatives, unless the Members otherwise unanimously agree. Each Member may appoint one (1) or more alternate Representatives to act in the absence of a regular Representative. Appointments of Representatives may be made or changed at any time by notice to the other Member. Representatives shall not be considered managers under the Act, but derive all of their right, power and authority from the Members. No Member or Representative shall have the power to bind the Company or to execute documents and instruments on behalf of the Company, unless such Member or Representative also is a Manager or officer or such power and authority has been delegated by the Manager to such Member or Representative, and then only in that capacity.

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(b)           Voting. Each Member, acting through its Representatives, shall vote on the Management Committee in accordance with its Interest. The Representatives appointed by Usuran shall vote as a group, and the Representatives appointed by SLE shall vote as a group. If all Representatives appointed by a Member are not present at a meeting of the Management Committee, the Representatives appointed by such Member that are present shall have the entire Interest of the appointing Member. Whenever any provision of this Agreement requires or permits the vote, consent or approval of the Members or the Management Committee, such provision shall be deemed to require or permit, as applicable, the vote, consent or approval of Representatives with an Interest of greater than fifty percent (50%), unless the provision specifically requires a greater percentage, or the consent or approval of a greater number or percentage of Members or Representatives.

(c)           Meetings. Management Committee meetings shall be held quarterly (or at such other frequency as the Members may determine), at such times and at such place as the Management Committee shall determine, provided that no less than one (1) such meeting shall be in person. In addition to regularly scheduled meetings, the Manager or any Representative may call a special meeting of the Management Committee upon fifteen (15) days’ notice. In case of emergency or other exigent circumstances, reasonable notice of a special meeting shall suffice. There shall be a quorum if at least one (1) Representative appointed by each Member is present. Each notice of a meeting shall include an agenda or statement of the purpose of the meeting prepared by the Manager in the case of a regular meeting, or by the Manager or Representative calling the meeting in the case of a special meeting, but any matters may be considered at the meeting. If a Member fails to attend three (3) or more consecutive properly called regular or special Management Committee meetings, then a quorum shall consist of all of the Representatives of either Member who attend/participate in the next properly called meeting.

(d)           Conduct of Meetings. Meetings of the Management Committee may be held by means of conference telephone or other communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in a meeting by such communications equipment shall constitute presence in person at the meeting. The Manager shall prepare minutes of all meetings and shall distribute copies of such minutes to the Representatives within seven (7) Business Days after the meeting. The minutes, when approved by one (1) or more Representatives appointed by each Member, shall be the official record of the decisions made by the Management Committee and shall be binding on the Management Committee, the Manager and the Members. If the Representatives are unable to agree on the minutes within thirty (30) days after receipt of the Manager’s proposed minutes, then the minutes prepared by the Manager together with proposed objections submitted to the Manager before the expiration of such thirty (30)-day period shall be the official record of the meeting. The reasonable costs of the attendance of Representatives, officers and personnel at meetings shall be charged to the Business Account.

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(e)           Action Without a Meeting. Any action required or permitted to be taken at a meeting of the Management Committee may be taken without a meeting and without prior notice if the action is evidenced by a written consent describing the action taken, signed by Representatives having the requisite Interest to take such action at a meeting at which all of the Representatives were present and voted; provided that notice of all actions taken by Representatives with less than one hundred percent (100%) of the Interests shall be provided to all Representatives (other than Representatives executing the consent) not later than ten (10) days after the taking of such action.

(f)            Major Decisions. Neither the Manager nor any Representative, nor any officer, employee or agent of the Company or the Manager, shall have any authority to bind or take any action on behalf of the Company with respect to any Major Decision unless such Major Decision has been consented to or approved by the Management Committee in accordance with this Section 5.2. Each of the following matters shall constitute a “Major Decision”:

(i)            approval of a Program and Budget (other than the Initial Program and Budget), and any Amendment to any Program and Budget (including the Initial Program and Budget) in accordance with ARTICLE VI; provided, that expenditures with respect to emergencies under Section 6.10 shall be deemed to automatically amend such Program and Budget;

(ii)           decisions to cease activities under an approved Program and Budget for reasons other than a Force Majeure Event;

(iii)          decisions to cease production for reasons other than regular maintenance or a Force Majeure Event;

(iv)         acquisition or disposition of significant mineral rights or claims, other real property or water rights (including acquisition or disposition of significant patented and unpatented mining claims under Section 5.3(k)) outside of the ordinary course of business;

(v)           a decision to undertake Development or Mining on all or any portion of the Properties;

(vi)          a decision to publish a Pre-Feasibility Study or a Feasibility Study, whether newly prepared or previously existing;

(vii)        other than purchase money security interests or other security interests in Company equipment to finance the acquisition or lease of Company equipment used in Operations, the proposal or consummation of a Project Financing or the incurrence by the Company of any indebtedness for borrowed money that requires any of the following as security for the obligations arising under or with respect to such indebtedness: (A) an Encumbrance on all or any material portion of the Company’s Assets, (B) the pledge by any Member of all or any portion of its Interest, or (C) the guaranty by any Member or any Affiliate of any Member of any obligations of the Company; provided, that nothing in this clause (vi) shall be deemed to prohibit or restrict the right of a Member to create any Permitted Interest Encumbrance;

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(viii)       except as specifically contemplated in this Agreement, the redemption of all or any portion of an Interest;

(ix)          the issuance of an Interest or other equity interest in the Company, or the admission of any Person as a new Member of the Company other than in accordance with Section 8.7(c); provided, that this clause (viii) shall not be deemed to prohibit or restrict the adjustment of Interests under Section 3.1;

(x)           a decision to grant authorization for the Company to file a petition for relief under any chapter of the United States Bankruptcy Code, Title 11 U.S.C. or to consent to such relief in any involuntary petition filed against the Company by any third party, or to admit in writing any insolvency of the Company or inability to pay its debts as they become due or to consent to any receivership (or similar proceeding) of the Company;

(xi)          the merger or amalgamation of the Company into or with any other entity;

(xii)         the sale of all or substantially all of the Company’s Assets;

(xiii)        except as specifically or generally authorized in this Agreement, any contract, agreement or undertaking between the Company, on the one hand, and any Member, Manager or Affiliate of a Member or Manager, on the other hand, or any amendment, modification or termination of, or waiver of any right under, any such contract, agreement or undertaking;

(xiv)        change in the Operations of the Company if it results in a substantial change in the nature or scope of the Company’s business;

(xv)         declaration of a mineral reserve or resource under the Australasian Joint Ore Reserves Committee Code (“JORC Code”) or Canadian National Instrument 43-101 (“NI 43-101”);

(xvi)        issuance of a preliminary economic assessment or scoping study under the JORC Code or NI 43-101;

(xvii)      any decision not to fully and timely perform any payment or other obligation under the Purchase Agreement or any Underlying Agreement;

(xviii)     dissolution of the Company; and

(xix)        making any other decision or taking any other action that specifically requires the approval of the Members or the Management Committee under this Agreement.

(g)           Unanimous Decisions. If at any time the Interests of the Members are other than 50/50, Major Decisions shall require a unanimous vote of the Representatives of the Members on the Management Committee; provided, that this Section 5.2(g) shall not apply at any time a Member’s Interest is less than twenty-five percent (25%).

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5.3          Manager; Duties. The Company shall be managed by one (1) manager (the “Manager”). The initial Manager shall be Usuran. Any increase or decrease in the number of Managers shall be approved by Representatives holding one hundred percent (100%) of the Interests. Subject to Sections 5.4 and 5.5 and the other provisions of this Agreement, the Manager shall have the following duties:

(a)           Programs and Budgets. The Manager shall manage, direct and control Operations in accordance with adopted Programs and Budgets, and to the extent appliable, the Underlying Agreements, and shall prepare and present to the Management Committee proposed Programs and Budgets under Section 6.3 and proposed Amendments under Section 6.5.

(b)           Implementation. The Manager shall implement Major Decisions, shall make from Company funds all expenditures necessary to carry out adopted Programs, and shall promptly advise the Management Committee if the Company lacks sufficient funds for the Manager to carry out its responsibilities under this Agreement.

(c)           Procurement. The Manager shall (i) purchase or otherwise acquire all material, supplies, equipment, water, utility and transportation services required for Operations, such purchases and acquisitions to be made to the extent reasonably possible on the best terms available, taking into account all of the circumstances, and (ii) obtain such customary warranties and guarantees as are available in connection with such purchases and acquisitions.

(d)           Title; Encumbrances. The Manager shall conduct such title examinations and cure such title defects as may be advisable in the Manager’s reasonable judgment, and keep the Assets free and clear of Encumbrances, except for Permitted Encumbrances.

(e)           Taxes and Other Payments. The Manager shall (i) make or arrange for all payments required by the Purchase Agreement and any Underlying Agreements, and (ii) pay all Taxes on Operations and Assets, except (A) Taxes determined or measured by a Member’s revenue or net income and (B) Taxes on production of Products that are distributed in-kind to a Member; provided, that if authorized by the Management Committee, the Manager shall have the right to contest the validity or amount of any Taxes the Manager deems to be unlawful, unjust, unequal or excessive, and to undertake such other steps or proceedings as the Manager may deem reasonably necessary to secure a cancellation, reduction, readjustment or equalization of such Taxes before such Taxes are required to be paid, but the Manager shall not permit or allow title to the Assets to be lost as the result of the nonpayment of any such payments required by the Purchase Agreement, any Underlying Agreements, or Taxes.

(f)            Compliance with Laws. The Manager shall (i) apply for all necessary Permits, (ii) comply with applicable Laws, (iii) promptly provide notice to the Management Committee of any allegations of a material violation of Laws, and (iv) prepare and file all reports or notices required by any Governmental Authority for Operations. The Manager shall timely cure or dispose of any violation of Laws through performance, or payment of fines and penalties, or both, the cost of which shall be charged to the Business Account.

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(g)           Litigation. The Manager shall prosecute and defend but shall not initiate without the approval of the Management Committee, all litigation, arbitrations or administrative proceedings arising out of Operations. The Manager shall keep the Management Committee fully informed of the progress of any such litigation, arbitrations or proceedings. The Management Committee shall approve in advance all settlements. The Manager shall immediately notify the Management Committee of any new claim against the Company and shall promptly notify the Management Committee of any potential claim against the Company of which the Manager becomes aware.

(h)           Insurance. The Manager shall obtain insurance for the benefit of the Company, the Members and the Manager as provided in Exhibit D or as may otherwise be determined from time to time by the Management Committee.

(i)            Disposition of Assets. The Manager may dispose of Assets, whether by abandonment, surrender or Transfer in the ordinary course of business, except that Properties may be abandoned or surrendered only as provided in Section 10.2. Without prior approval from the Management Committee, however, the Manager shall not (i) dispose of Assets in any one (1) transaction (or in any series of related transactions) having a value in excess of $5,000, (ii) enter into any sales contracts or commitments for Product, except as permitted in Section 7.3, (iii) dissolve or begin a liquidation of the Company, or (iv) dispose of all or a substantial part of the Assets necessary for the Business.

(j)            Maintenance of Assets. The Manager shall perform all assessment and other work and pay all Governmental Fees required by Law in order to maintain the unpatented mining claims, mill sites and tunnel sites included within the Properties. The Manager may perform the assessment work under a common plan of exploration, and continued actual occupancy of such claims and sites is not required. The Manager shall not be liable for any determination by any Governmental Authority that the work performed by the Manager did not constitute the required annual assessment work or occupancy to preserve or maintain ownership of the claims; provided that the work was performed in accordance with accepted industry standards and the adopted Program and Budget. The Manager shall timely record with the appropriate county and file with the appropriate United States agency, any required affidavits, notices of intent to hold and other documents in proper form attesting to the payment of Governmental Fees, the performance of assessment work or intent to hold the claims and sites, in each case in sufficient detail to reflect compliance with applicable requirements.

(k)           Changes to Mineral Rights. If authorized by the Management Committee, the Manager may (i) locate, amend or relocate any unpatented mining claim, mill site or tunnel site, (ii) locate any fractions resulting from such amendment or relocation, (iii) apply for patents or mining leases or other forms of mineral tenure for any such unpatented claims or sites, (iv) abandon any unpatented mining claims for the purpose of locating mill sites or otherwise acquiring from the United States rights to the ground covered thereby, (v) abandon any unpatented mill sites for the purpose of locating mining claims or otherwise acquiring from the United States rights to the ground covered thereby, (vi) exchange with or convey to the United States any of the Properties for the purpose of acquiring rights to the ground covered thereby or other adjacent ground and (vii) convert any unpatented claims or mill sites into one (1) or more leases or other forms of mineral tenure under any Law hereafter enacted.

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(l)            Accounting and Financial Matters. The Manager shall (i) keep and maintain all required accounting and financial records under the Accounting Procedure and in accordance with customary cost accounting practices in the mining industry, (ii) keep and maintain current balances of Contributed Capital, (iii) keep and maintain Capital Accounts of the Members in accordance with Exhibit C, and (iv) keep all Company accounts separate and segregated from the individual accounts of the Manager. The Manager may open bank accounts in the name of the Company as needed, provided that such accounts will be subject to appropriate control procedures agreed by the Management Committee.

(m)          Reporting; Audits. The Manager shall (i) provide the reports to the Members required under Section 6.11, (ii) permit the audits, inspections and access rights under Section 6.12, and (iii) obtain the independent audit required under Section 6.13.

(n)           Environmental Compliance Plan. The Manager shall prepare an Environmental Compliance plan for all Operations consistent with the requirements of applicable Laws or contractual obligations and shall include in each proposed Program and Budget sufficient funding to implement the Environmental Compliance plan and to satisfy the financial assurance requirements of applicable Laws and contractual obligations pertaining to Environmental Compliance. To the extent practical, the Environmental Compliance plan shall incorporate concurrent reclamation of Properties disturbed by Operations.

(o)           Continuing Obligations. The Manager shall undertake to perform Continuing Obligations when and as economic and appropriate, whether before or after termination of Operations. The Manager shall have the right to delegate performance of Continuing Obligations to Persons having demonstrated skill and experience in relevant disciplines. As part of each proposed Program and Budget, the Manager shall specify the measures to be taken for performance of Continuing Obligations and the cost of such measures. The Manager shall keep the Management Committee reasonably informed about the Manager’s efforts to discharge Continuing Obligations. Authorized representatives of each Member shall have the right from time to time to enter the Properties to inspect work directed toward satisfaction of Continuing Obligations, and to audit books, records, and accounts related thereto.

(p)           Environmental Compliance Fund. Funds deposited into the Environmental Compliance Fund shall be maintained by the Manager in a separate, interest-bearing cash management account, which may include money market investments and money market funds, or longer-term investments approved by the Management Committee. Such funds shall be used solely for Environmental Compliance and Continuing Obligations, including committing such funds, interests in property, insurance or bond policies, or other security to satisfy Laws regarding financial assurance for the reclamation or restoration of the Properties, and for other Environmental Compliance requirements.

(q)           Other Activities. The Manager shall undertake all other activities reasonably necessary to fulfill the foregoing.

(r)            Delegation. The Manager shall have the right to carry out its duties and responsibilities under this Agreement through Affiliates, the other Member, agents, consultants or independent contractors, but no such Persons shall have any rights under this Agreement. Without limiting the generality of the foregoing, either Member, as Manager, may utilize the services of an individual who shall either be an employee of the Company or an independent contractor and serve as the General Manager (or the equivalent), as determined by the unanimous vote of the Management Committee, to carry out many of the duties of the Manager; and the General Manager shall report directly to the Management Committee. The Members intend to utilize the services of the same individual to serve as General Manager and oversee day-to-day Operations of the Company through the commencement of the Development Phase, but the Member serving as Manager shall have the right in its absolute discretion to remove the General Member at any time. Upon the removal of the General Manager, the Management Committee shall promptly meet and select a new General Manager, which selection will require the unanimous vote of the Management Committee.

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5.4          Standards of Care. Subject to Section 5.5, the Manager shall discharge its duties under Section 5.3 and conduct all Operations in a good, workmanlike and efficient manner, in accordance with sound mining and other applicable industry standards and practices, and in accordance with the terms and provisions of the Purchase Agreement, all Underlying Agreements and Permits pertaining to the Assets.

5.5          Exculpation. Notwithstanding any contrary provision of this Agreement, the Manager shall not be liable or responsible to the Company or any Member and shall not be in breach or default of its duties under this Agreement for any act or omission (a) that is not caused by or attributable to the Manager’s willful misconduct or gross negligence, (b) if the inability to perform results from (i) the failure of any Member or Representatives (other than the Manager, any Affiliate of the Manager, or any Representative designated by the Manager or any such Affiliate), to perform acts or to contribute amounts required under this Agreement, (ii) a lack of Company funds, to the extent the Manager and its Affiliates have made all Capital Contributions required to be made by them under this Agreement, or (iii) the failure to carry out or perform in accordance with a Program and Budget for any period, if a Program and Budget has not been adopted for the period, or (c) taken in good faith reliance on an adopted Program and Budget or information, opinions, reports or statements presented by any other Member or Representative of any other Member, or by any other Person as to matters the Manager reasonably believes are within the other Person’s professional or expert competence. The preceding sentence shall in no way limit any Person’s right to rely on information to the extent provided in Section 18-406 of the Act.

5.6          Indemnification of Manager and Representatives. Subject to the limitations of the Act, the Company shall indemnify, defend and hold harmless the Representatives and the Manager from and against any Adverse Consequences arising as a result of any act or omission of any such Representative or the Manager with respect to the Company believed in good faith to be within the scope of authority conferred in accordance with this Agreement, except for willful misconduct or gross negligence.

(a)           Contract Rights. The rights granted under this Section 5.6 are contract rights, and no amendment, modification or repeal of this Section 5.6 shall have the effect of limiting or denying any such rights with respect to actions taken, omissions, or proceedings arising before any such amendment, modification or repeal. It is expressly acknowledged that the indemnification provided in this Section 5.6 could involve indemnification for negligence or strict liability. Notwithstanding the foregoing, the Company’s indemnification of the Manager and the Representatives a to third party claims shall be only with respect to such Adverse Consequences that are not otherwise compensated by insurance.

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(b)           Advancement of Expenses. The rights to indemnification conferred in this Section 5.6 shall include the right to be paid or reimbursed by the Company the reasonable expenses incurred by any Person entitled to be indemnified who was, is or is threatened to be made a named defendant or respondent in an action, suit, proceeding or arbitration in advance of the final disposition of the action, suit, proceeding or arbitration and without any determination as to the Person’s ultimate entitlement to indemnification; provided, that the payment of such expenses in advance of the final disposition or award of an action, suit, proceeding or arbitration shall be made only upon delivery to the Company of a written affirmation by such Person of his or its good faith belief that he or it has met the standard of conduct necessary for indemnification under this Section 5.6 and a written undertaking, by or on behalf of such Person, to repay all amounts so advanced if it shall ultimately be determined that such indemnified Person is not entitled to be indemnified under this Section 5.6 or otherwise.

(c)           Non-Exclusive Rights. The right to indemnification and the advancement and payment of expenses conferred in this Section 5.6 are not exclusive of any other right that any such indemnified Person may have or acquire under any Law, provision of this Agreement, vote of the Management Committee or the Members or otherwise.

(d)           Invalidity. If this Section 5.6 or any portion shall be invalidated on any ground by any court of competent jurisdiction or arbitration panel, then the Company shall indemnify and hold harmless the Manager or Representatives indemnified under this Section 5.6 as to the Adverse Consequences to the full extent permitted by any portion of this Section 5.6 that has not been invalidated, and to the fullest extent permitted by applicable Law.

(e)           Insufficient Funds. If the assets of the Company are insufficient to fund any indemnity to which the Manager or any Representative is entitled under this Section 5.6, the Members shall make Capital Contributions to the Company (or if the Company has been terminated, pay to the indemnified Person) in accordance with their respective Interests to fund any such indemnification obligations. In the case of Continuing Obligations, proportionate liability of the Members (including the Manager) for any indemnification hereunder arising from such Continuing Obligations shall be determined in accordance with Section 4.4.

5.7          Resignation; Removal; Replacement.

(a)           Voluntary Resignation. The Manager may voluntarily resign at any time upon three (3) months’ prior notice to the Management Committee. Acceptance of such resignation shall not be necessary.

(b)           Deemed Resignation. The Manager shall automatically be deemed to resign without the requirement of notice or other notice of any kind effective immediately upon the occurrence of an Insolvency Event with respect to the Manager.

(c)           Removal. The Manager may be removed by notice of the other Member to the Manager (i) if the Interest of the Manager and its Affiliates becomes less than fifty percent (50%), or (ii) for Misconduct of the Manager or any Member that is an Affiliate of the Manager; provided, such notice shall be delivered to the Manager within ninety (90) days after the date such other Member has notice or knowledge of the event giving rise to the removal right.

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(d)           Replacement. If the Manager resigns voluntarily under Section 5.7(a), the other Member may elect to become the successor Manager by notice to the Management Committee within thirty (30) days after the date of the voluntary resignation. If the other Member does not make such an election within such thirty (30)-day period, the successor Manager (who may be a Member, an Affiliate of a Member or a third party) shall be elected by the Management Committee. If the Manager is deemed to resign under Section 5.7(b) or is removed under Section 5.7(c), the Representatives of the other Member may appoint the successor Manager (who may be a Member, an Affiliate of a Member or a third party) by notice to the Management Committee. Any successor Manager shall execute a joinder to this Agreement agreeing to be bound by the provisions of this Agreement that relate to the Manager. The appointment of a successor Manager shall be deemed to pre-date any event causing a deemed resignation of the Manager under Section 5.7(b).

(e)           No Effect on Interest. The resignation or removal of a Person as the Manager shall not require or result in the resignation or removal of such Person as a Member, reduce the Interest of such Member or its Representatives, or restrict the right of such Member to appoint Representatives to the Management Committee.

5.8          Payments to Manager. The Manager shall be compensated for its services and reimbursed for its costs in accordance with the Accounting Procedure.

5.9          Affiliate Transactions. The Company shall not enter into any agreement or contract (including the payment of any fees or other compensation) with the Manager, any Affiliate of the Manager or any Member, or any material modification or amendment to any such agreement or contract, except (a) on terms no less favorable than would be the case with unrelated third parties in arm’s-length transactions, (b) with the approval of the Representatives of each Member that is not a party (and whose Affiliates are not a party) to the agreement, contract, modification or amendment, or (c) as specifically provided in this Agreement or in the then current approved Program and Budget; provided that the Members acknowledge that the services to be performed by the Manager may be delegated to any Affiliate of the Manager and performed by such Affiliate, and costs and charges for such services shall be paid and reimbursed by the Company from the Business Account to the same extent as if such services were performed directly by the Manager.

5.10        Changes to Mining Law. The Members are aware that the mining Laws of the United States or the State of Wyoming pertaining to unpatented mining claims and millsites or activities thereon may be amended, or new Laws may be enacted. In that event, the Management Committee shall have the option (but not the obligation, except to the extent required under Underlying Agreements) of causing the Manager to maintain the rights and obligations of the Company in and to the Properties and the lands covered thereby pursuant to those new or amended Laws, subject to this Agreement and to the extent allowable, including the right to cause the Manager to convert any portion of the Properties consisting of unpatented mining claims or millsites to any new property rights that may be created, and all of the terms and conditions of this Agreement shall apply to such new property rights.

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ARTICLE VI

PROGRAMS AND BUDGETS; ACCOUNTING AND REPORTING

6.1          Initial Program and Budget. The initial Program and Budget, which has been adopted by the Members, is attached as Exhibit E.

6.2          Operations Under Programs and Budgets. Except as otherwise provided in this Agreement, Operations shall be conducted, expenses shall be incurred, and Assets shall be acquired consistent with adopted Programs and Budgets. Each Program and Budget shall provide for (a) accrual of reasonably anticipated Environmental Compliance expenses for all Operations contemplated under the Program and Budget, and (b) payment of all obligations of the Company under the Purchase Agreement and the Underlying Agreements.

6.3          Presentation of Updated Business Plan, Proposed Programs and Budgets.

(a)           Not later than July 15 of each calendar year, the Manager shall prepare updates to the Business Plan for the succeeding three (3)-year period and submit the updated Business Plan to the Management Committee for its review and approval. The updated Business Plan shall incorporate such revisions and objectives as may be necessary to timely achieve first uranium production from the Properties during the First Production Target Period and, if applicable, satisfy the Company’s minimum expenditure requirements under the Purchase Agreement. On or before August 30 of each calendar year, the Management Committee shall review, propose modifications to, and approve the updated Business Plan.

(b)           Not later than October 15 of each calendar year, the Manager shall prepare a proposed Program and Budget for the succeeding calendar year or longer such period approved by the Management Committee and submit the proposed Program and Budget for such calendar year or other period to the Management Committee for its review and approval. The proposed Program and Budget shall be accompanied by a notice of the date and time of the meeting to be held under Section 6.4 to consider the proposed Program and Budget, which date shall not be less than twenty (20) days after the submission of the proposed Program and Budget to the Management Committee.

(c)           The Manager shall ensure that (i) proposed Programs and Budgets appropriately provide for Operations necessary to achieve first uranium production from the Properties during the First Production Target Period, (ii) any Programs and Budgets proposed during the three (3)-year effectiveness of the Business Plan align with the then-effective Business Plan, and (iii) provide for sufficient Operations and funding to satisfy the Company’s minimum expenditure requirements under the Purchase Agreement; provided, however, that subject to Sections 5.4 and 5.5, the Manager shall not be liable to the Members if it complies with this Section 6.3(c) but first uranium production from the Properties is not achieved during the First Production Target Period.

6.4           Approval of Proposed Programs and Budgets. On or before November 15 of each calendar year at a meeting of the Management Committee, the Representatives of each Member shall submit in writing to the Management Committee whether such Representatives (a) approve the proposed Program and Budget, (b) propose modifications to the proposed Program and Budget, or (c) reject the proposed Program and Budget. If the Representatives of a Member do not approve the proposed Program and Budget, then the Management Committee shall call another meeting to be held within fifteen (15) days after the first meeting to consider the Program and Budget and to vote on a revised Program and Budget. During such fifteen (15)-day period, the Manager shall negotiate in good faith with the Representatives to develop a revised Program and Budget that is acceptable to all of the Representatives, and shall deliver its revised Program and Budget to the Representatives at or before the subsequent meeting, but neither the Manager nor any Representatives shall have any obligation to agree to any particular modification to the Program and Budget during such negotiations. At the subsequent meeting to again vote on the Program and Budget (taking into account any revisions proposed by the Representatives during the negotiation period), the Representatives of each Member shall vote to either accept or reject the revised Program and Budget but may not propose additional modifications. If one (1) or more Representatives do not attend any meeting of the Management Committee, the purpose of which is to review and approve a Program and Budget or an Amendment, then the Representatives present at the meeting may approve the proposed Program and Budget, but no other action may be taken at the meeting.

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6.5          Amendments. The Manager may propose amendments (“Amendments”) to any currently approved Program and Budget from time to time before incurring costs under the Amendment. The Representatives of each Member shall have fifteen (15) days after the proposal of an Amendment by the Manager to submit in writing to the Management Committee one of the responses described in clause (a), (b), or (c) of Section 6.4 (substituting “Amendment” for “Program and Budget” in each case). If the Representatives of a Member fail to respond within the fifteen (15)-day period, then those Representatives shall be deemed to have approved the proposed Amendment. If the Representatives of a Member timely submit to the Management Committee their rejection of, or proposed modifications to, the proposed Amendment, then the Manager may call a special meeting of the Management Committee under Section 5.2(c) to vote on an Amendment. If the Manager calls such a meeting, the Manager shall negotiate in good faith with the Representatives to develop an Amendment that is acceptable to all of the Representatives and shall deliver its revised Amendment to the Representatives at or before the meeting. At the meeting to vote on the Amendment (taking into account any revisions made by the Manager during the negotiation period), the Representatives of each Member shall vote to either accept or reject the revised Amendment but may not propose additional modifications. Each such Program and Budget, as amended, shall be treated as a new Program and Budget and each Member shall be entitled to make new elections under Section 6.6 as to their participation in Joint Funding with respect to the remaining period under the amended Program and Budget.

6.6          Election to Participate.

(a)           By notice to the Management Committee (a “Non-Contribution Notice”) within twenty (20) days after the final vote adopting a Program and Budget, a Member (a “Non-Contributing Member”) may elect to contribute to such Program and Budget in some lesser amount than in accordance with its Interest, or may elect not to contribute any amount to such Program and Budget; provided that, if the Parties’ Interests are anything other than 50/50 and the adopted Program and Budget is primarily for mine construction or other Development, each Member shall have ninety (90) days after the final vote to make its contribution election; and provided further that during that ninety (90)-day period the Manager may continue to conduct Operations under the terms and conditions of the previously approved Program and Budget using the funds available pursuant to cash calls previously made pursuant to Section 3.4. If a Member does not timely provide a Non-Contribution Notice to the Management Committee, such Member shall be deemed to have elected to contribute to the Program and Budget in proportion to its Interest as of the beginning of the period covered by the Program and Budget. The difference, if any, between the amount that the Non-Contributing Member would otherwise be required to contribute in accordance with its Interest and the amount, if any, that the Non-Contributing Member elects or is deemed to elect to contribute, is referred to as the “Underfunded Amount.”

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(b)           If a Non-Contributing Member timely delivers a Non-Contribution Notice, and the other Member has or is deemed to have elected to contribute its proportionate amount to the Program and Budget in accordance with its Interest, such other Member (the “Contributing Member”) shall have the right (but not the obligation) to elect by notice to the Non-Contributing Member delivered within ten (10) days after its receipt of the Non-Contribution Notice, to contribute all or any portion (an “Excess Contribution”) of the Underfunded Amount to such Program and Budget.

(c)           If a Non-Contributing Member timely delivers a Non-Contribution Notice, the Interest of each Member shall, subject to Section 6.7, be adjusted, effective as of the beginning of the period covered by the Program and Budget, to equal a fraction, expressed as a percentage:

(i)            the numerator of which equals:

(A)          the Contributed Capital of the Member as of the beginning of the period covered by the Program and Budget; plus

(B)           the amount, if any, that the Member has agreed to contribute to the Program and Budget; plus

(C)           if the Member is a Contributing Member, the amount of the Excess Contribution, if any, that the Contributing Member has agreed to contribute to the Program and Budget with respect to the Underfunded Amount, multiplied by the Non-Contribution Dilution Multiple; and

(ii)           the denominator of which equals the sum of the amounts calculated under Section 6.6(c)(i) above for all Members.

(d)           If a Non-Contributing Member delivers a Non-Contribution Notice and the Contributing Member does not elect to contribute the entire Underfunded Amount, (i) if the Manager or its Affiliate is the Contributing Member, the Manager shall adjust the Program and Budget to the extent the Manager reasonably deems necessary to take into account the reduced contributions, and (ii) if the Member that is not the Manager or an Affiliate of the Manager is the Contributing Member, the Representatives of that Member shall adjust the Program and Budget to the extent such Representatives reasonably deem necessary to take into account the reduced contributions. The Program and Budget as adjusted under this Section 6.6(d) shall replace the Program and Budget previously adopted by the Management Committee for the Program and Budget period.

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6.7          Recalculation and Restoration for Actual Contributions.

(a)           If a Non-Contributing Member timely delivers a Non-Contribution Notice for a Program and Budget and the Interests of the Members are adjusted under Section 6.6(c), then within thirty (30) days after the completion of the Program and Budget, the Manager shall deliver a written report to the Members of the total amount of Capital Contributions actually made by the Members under cash calls for the Program and Budget.

(b)           If the actual amount of Capital Contributions is more or less than the budgeted amount in the adopted Budget, the Interests shall be recalculated under Section 6.6(c) by substituting the actual amount of Capital Contributions made by each Member (including any deemed Capital Contributions made by the Non-Contributing Member under Section 6.7(c)) during the Program and Budget period for the estimated amounts used in calculating the adjustments to the Interests at the beginning of the Program and Budget period.

(c)           If the actual amount of Capital Contributions is less than eighty percent (80%) of the budgeted amount in the adopted Budget, the Non-Contributing Member may elect to reimburse the Contributing Member for all (but not less than all) of the amount of the Excess Contribution actually contributed by the Contributing Member by delivering a notice of its election to the Contributing Member within fifteen (15) days after receipt of the Manager’s report. The notice shall be accompanied by payment in the amount of the actual Capital Contributions of the amount of the Excess Contribution, together with interest at the Prime Rate from the date of each such Capital Contribution to the date paid. If the Non-Contributing Member makes this election, for all purposes under this Agreement (including the readjustment to the Interests under Section 6.7(b)), each Capital Contribution previously made by the Contributing Member for the amount of the Excess Contribution shall instead be deemed to have been a loan from the Contributing Member to the Non-Contributing Member on the date of the contribution, followed by an immediate Capital Contribution of the same amount by the Non-Contributing Member to the Company.

(d)           If the Interests are recalculated under Section 6.7(b), and either distributions were made, or any items of Profit, Loss or credit were allocated to the Members during the period covered by the Program and Budget based on the Interests as adjusted under Section 6.7(c) at the beginning of the Program and Budget period, (i) in the case of distributions, the amount of subsequent distributions to be made to the Contributing Member shall be decreased, and the amount of subsequent distributions to the Non-Contributing Member shall be increased, until the Non-Contributing Member has received distributions from the Company, to the extent possible, in the amounts that the Non-Contributing Member would have received, and (ii) in the case of allocations, the Manager shall cause the Company to make such offsetting allocations of items of Profit, Loss or credit in a manner reasonably determined by the Manager, so that the Members have been allocated, to the extent possible, the amounts that the Members would have been allocated, in each case if the Members’ Interests at the beginning of the period covered by the Program and Budget had equaled the Interests recalculated under Section 6.7(b), taking into account any reimbursement of the amount of the Excess Contribution under Section 6.7(c).

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6.8          Deadlock on Proposed Programs and Budgets.

(a)           If the Members, acting through the Management Committee, fail to approve a Business Plan under Section 6.3 or a Program and Budget under Section 6.4 by the beginning of the period to which the proposed Business Plan or Program and Budget applies, subject to the contrary direction of the Management Committee and to the receipt of necessary funds, the Manager shall continue Operations at levels and amounts substantially comparable with the last adopted Business Plan or Program and Budget. The Members shall continue to make Capital Contributions in accordance with the Interests applicable to the last adopted Business Plan or Program and Budget in response to capital calls from the Manager to fund such Operations during a deadlock. During the continuation of a deadlock with respect to a proposed Business Plan or Program and Budget, the Manager shall ensure that Operations are conducted in furtherance of the objectives set forth in the Business Plan and the principles set forth in Section 2.3.

(b)           If the Members remain unable to agree on a Business Plan or a Program and Budget for a period of one hundred eighty (180) days after the beginning of any calendar year, then the provisions of Section 6.8(c) shall apply.

(c)           Following the end of the one hundred eighty (180)-day period referred to in Section 6.8(b), a meeting shall be held promptly between the Members, at a time and place to be mutually agreed, attended by officers of each Member who have decision-making authority regarding the Business Plan and the proposed Program and Budget, to attempt in good faith to negotiate a resolution of the impasse and come to agreement on a Business Plan and a Program and Budget. The Manager shall provide notice to the other Member of that meeting. If the representatives of the Members do not meet within ten (10) Business Days following delivery of notice of the meeting by the Manager, if the Manager does not deliver such a notice, or if following the Members’ timely meeting the impasse is not resolved, the impasse shall be submitted to mediation in accordance with the Commercial Mediation Rules of the American Arbitration Association. In that event, the Members will jointly appoint a mutually acceptable mediator and, if the Members are unable to agree upon an appointment within ten (10) days after the date a mediator is first proposed by either Member, they will seek the assistance of the American Arbitration Association for the appointment of a mediator. In any such mediation, the mediator shall have an educational and/or professional background (which may include legal experience) in the development and operation of uranium mines. The Members shall confer with the mediator within twenty (20) days following the mediator’s appointment. If the Members are not successful in resolving the impasse through mediation, the resolution of the deadlock shall be settled by arbitration in accordance with this Section 6.8(c). Either Member may initiate the arbitration procedure at any time after the completion of the mediation proceedings by delivering a demand for arbitration to the other Member. The arbitration shall be conducted in accordance with the Wyoming Arbitration Act (Wyoming Statutes 1-36-101, et seq.) and, as applicable, the Commercial Arbitration Rules of the American Arbitration Association (the “AAA Rules”), in each case as modified by this Section 6.8(c) (and in the event of any conflict between the provisions of this Section 6.8(c) and Wyoming Arbitration Act or the AAA Rules, the provisions of this Section 6.8(c) shall control). Any mediation or arbitration shall be held in Casper, Wyoming. In any such arbitration, the arbitration shall be conducted by a three (3)-member panel (with one (1) arbitrator appointed by each member, and each such arbitrator serving as a neutral arbitrator, and the third arbitrator, also neutral, selected by the two (2) appointed arbitrators). The third arbitrator selected by the appointed arbitrators shall have a professional background (which may include legal experience) in the development and operation of uranium mines. In any arbitration proceeding, each Member shall submit its proposed Business Plan and proposed Program and Budget, and the sole role of the arbitration panel shall be to select one (1) of the two (2) proposals as the Business Plan and Program and Budget that will be binding on the Members, considering the prevailing market for uranium, likely market trends, applicable micro and macro-economic factors, and such other factors as the arbitration panel shall deem reasonable. The arbitration panel shall have no authority to craft and impose its own Business Plan or Program and Budget, and shall have no authority to impose damages of any kind. The costs and fees for all mediation and arbitration proceedings regarding an impasse concerning the Management Committee’s adoption of a Program and Budget or Business Plan shall be allocated equally between the Members regardless of their respective then-current Interests. Either Member may bring an action in a court of competent jurisdiction to specifically enforce the arbitration panel’s decision rendered under this Section 6.8(c).

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6.9          Budget Overruns; Program Changes. The Manager shall immediately provide notice to the Management Committee of any material departure from an adopted Program and Budget. If the Manager exceeds an adopted Budget (as amended under Section 6.5), then the excess, unless directly caused by an emergency or unexpected expenditure made under Section 6.10 or unless otherwise authorized by the unanimous approval of the Management Committee, shall be at the sole cost and expense of the Manager and shall not be considered a Capital Contribution or taken into account in the calculation of Interests.

6.10        Emergency or Unexpected Expenditures. In case of an emergency, the Manager may take any reasonable action it deems necessary to protect life, limb or property, to protect the Assets or to comply with Laws. The Manager may also make reasonable expenditures for unexpected events that are beyond its reasonable control and that do not result from a breach by it of its standard of care in Section 5.4, subject to Section 5.5. The Manager shall promptly provide notice to the Members of the emergency or unexpected expenditure, and shall be reimbursed for all resulting costs by the Company, which costs shall be funded by the Members making additional Capital Contributions to the Company under Sections 3.3 and 3.5 in proportion to their respective Interests at the time the emergency or unexpected expenditures are incurred.

6.11       Reports. The Manager shall promptly submit to the Management Committee the following reports:

(a)           monthly statements of account reflecting in reasonable detail the charges and credits to the Business Account during the preceding month;

(b)           monthly progress reports that include statements of expenditures and comparisons of such expenditures to the adopted Budget;

(c)           periodic summaries of data acquired by or on behalf of the Company;

(d)           copies of any reports prepared by or on behalf of the Company concerning Operations;

(e)           quarterly unaudited financial statements for each calendar quarter, delivered within thirty (30) days after the completion of the applicable calendar quarter;

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(f)            a detailed final report within thirty (30) days after completion of each Program and Budget, which report shall include comparisons between actual and budgeted expenditures and comparisons between the objectives and results of Programs; and

(g)          such other reports as the Management Committee may reasonably request.

6.12        Inspection Rights. Upon at least two (2) days’ written request to the Manager and during normal business hours, the Manager shall (a) provide to the Representatives, accountants, advisors and other representatives of each Member, access to, and the right to inspect and copy all maps, drill logs, core tests, reports, surveys, assays, analyses, production reports, operations, technical, accounting and financial records, and other information in the possession or control of the Manager pertaining to the Company or the Operations, and (b) at the sole risk of the requesting Member, and subject to the safety requirements of applicable Laws and the Manager’s reasonable safety policies and procedures, permit the Representatives, accountants, advisors and other representatives of each Member to inspect the Assets and Operations. The requesting Member shall use commercially reasonable efforts to prevent any such inspections from unreasonably interfering with Operations or the other business and operations of the Manager. The cost and expense of any such access, inspection shall be borne entirely by the requesting Member, and the requesting Member shall indemnify, defend and hold harmless the Company, the Manager and the Affiliates of the Manager, and their respective directors, officers, managers, employees and agents, from and against any Adverse Consequences for bodily injury or property damage arising from or caused by any such inspections.

6.13        Independent Audit. Upon request made by any Member within twelve (12) months after the end of any calendar year (or, if the Management Committee has adopted an accounting period other than the calendar year, within twelve (12) months after the end of such period), the Manager shall cause an independent accounting firm selected by the Management Committee (the “Independent Accountant”) to conduct an independent audit of the financial statements of the Company for such calendar year (or other accounting period). Promptly after the completion of any such independent audit, the Manager shall deliver a copy of the report of the Independent Accountant on the financial statements of the Company, together with a detailed report of costs and expenditures of the Company (including all costs and expenditures for which the Manager sought reimbursement) for such year or other accounting period prepared in accordance with GAAP and reconciled to the financial statements audited by the Independent Accountant and to the monthly reports provided to the Members under Section 6.11. All written exceptions to and claims (other than exceptions or claims based on fraud) upon the Manager by any Member relating to costs and expenditures incurred by or on behalf of the Company for such year or other accounting period shall be made by notice to the Manager delivered not more than three (3) months after receipt of the audit report and the related report of costs and expenditures or shall be deemed forever waived and released.

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ARTICLE VII

DISTRIBUTIONS; DISPOSITION OF PRODUCTION

7.1          Distributions.

(a)           Generally. Except as otherwise provided in this ARTICLE VII, the aggregate amount of all distributions to the Members and the timing of all such distributions shall be determined by the Management Committee.

(b)           Cash Distributions. Except as provided in Section 7.2, cash distributions shall be made to the Members pro rata in proportion to their respective Interests; provided, that (i) all cash resulting from the sale of Usuran Products under Section 7.3 shall be distributed to Usuran, and (ii) all cash resulting from the sale of SLE Products under Section 7.3 shall be distributed to SLE.

(c)           Distributions In Kind. During the existence of the Company, no Member shall be entitled or required to receive as distributions from the Company any Company asset other than money. Upon the dissolution and winding-up of the Company, those Members that agree in writing may be distributed in-kind undivided interests in the Assets of the Company in accordance with Section 9.4. Except as otherwise provided in this ARTICLE VII or as otherwise determined by the Management Committee, (i) all distributions to the Members shall be in cash, (ii) no Member shall have the right to demand distributions in cash or in kind, and (iii) all distributions to the Members in kind shall be made to the Members pro rata in proportion to their respective Interests.

(d)           Tax Distributions. Notwithstanding other provisions of this ARTICLE VII, prior to making non-liquidating distributions pursuant to any other provisions of this Section 7.1, the Company shall make cash distributions (“Tax Distributions”) to the Members, pro rata in proportion to their relative positive Tax Distribution Amounts, until all positive Tax Distribution Amounts are reduced to zero. Amounts withheld and paid to a tax authority with respect to a Member shall be treated as Tax Distributions made to the Member. Tax Distributions shall (i) be treated (for purposes of Section 7.1, but not for Capital Account purposes) as nonrecourse advances on future distributions payable to the Members under Section 7.1, (ii) reduce amounts otherwise distributable under the preceding provisions of this Section 7.1 to the recipient Members as quickly as possible, and (iii) reduce the Capital Account balances of the recipient Members in the same manner as other distributions. The Company shall use commercially reasonable efforts to cause Tax Distributions to be made within thirty (30) days after the end of each calendar quarter, based on the Tax Distribution Amounts of each Member as of the end of each such quarter after giving effect to allocations pursuant to Exhibit C for such quarter.

7.2          Liquidating Distributions. Notwithstanding Section 7.1, all distributions made in connection with the sale or exchange of all or substantially all of the Company’s assets and all distributions made in connection with the liquidation of the Company shall be made to the Members in accordance with their respective Capital Account balances at the time of distribution after taking into account the adjustments to the Capital Accounts under Section 5.2 of Exhibit C, all allocations of items of Profit and Loss under Article III of Exhibit C, all sales of Products and all distributions through the date of the final distribution. All distributions to the Members under this Section 7.2 shall be made in accordance with the requirements of Treasury Regulations §§ 1.704-1(b)(2)(ii)(b)(2) and (3).

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7.3          Disposition of Products.

(a)           Disposition by the Company of Products shall be governed by this Section 7.3. On a monthly basis, all products produced by the Company during the month shall be apportioned between Usuran and SLE in accordance with their relative Interests on the last day of the month, with the portion apportioned to Usuran referred to as “Usuran Products,” and the portion apportioned to SLE referred to as “SLE Products.” Except as otherwise provided in this Section 7.3, the Company shall dispose of Products under arrangements as may be approved by the Management Committee from time to time. Generally, except as adjusted pursuant to Section 7.3(b), Products shall be disposed of in the order in which produced, and each disposition of Products shall be treated as a disposition by the Company of Usuran Products and SLE Products in proportion to the applicable Interests.

(b)           The Management Committee shall, on a monthly basis, provide each Member a summary of the anticipated monthly production of Products for the following twelve (12) months, and a summary of all outstanding agreements or commitments on behalf of the Company for the disposition of Products. Each Member (a “Requesting Member”) may by notice to the Company (i) request to purchase all or any specified amount of any uncommitted portion of the Requesting Member’s share of Products at such price and on such other terms as may be designated by the Requesting Member, and (ii) request that the Management Committee enter into a purchase agreement with a designated third party for all or any specified portion of the Requesting Member’s share of Products, at such price and on such other terms as may be specified by the Requesting Member. The Management Committee shall give effect to any such request, to the extent that doing so would not cause the Company to be in breach of any of its obligations to third parties. Following any such request, future sales or dispositions of Products by the Company shall be apportioned between the Members as reasonably determined by the Management Committee in order to give effect to such request, rather than as provided in Section 7.3(a).

(c)          Any additional expenses or obligations incurred by the Company in the selling and separate disposition thereafter to or at the request of any Requesting Member of all or any portion of its share of Products, including any storage, freight to final destination, insurance, premiums, losses, claims, damages and liabilities, shall be an expense of such Member, and shall be reimbursed by such Member to the Company within thirty (30) days after receipt of an invoice for the same from the Manager, or may be recovered by the Manager from amounts otherwise distributable to the Requesting Member. Any such reimbursement or recovery shall not be considered a Capital Contribution and shall not increase the Capital Account of the Requesting Member. In addition, any costs and expenses attributable to any disposition of Products apportioned between the Members in accordance with the last sentence of Section 7.3(b), rather than in accordance with Section 7.3(a), shall be apportioned between the Members in accordance with their relative interests in the Products being separately disposed of.

(d)           If a Member either (i) fails to contribute to an adopted Program and Budget that provides for Capital Contributions for operating costs, or (ii) fails to make required Capital Contributions for operating costs under Section 3.6, then the Manager may recover from amounts otherwise distributable to such Member such amounts as are necessary to pay that Member’s share of the operating costs, and shall treat the amounts so recovered as having been distributed to the Member and contributed by the Member to the Company as otherwise required. In the event of such action, the Non-Contributing Member’s Interest shall not be reduced under Section 3.6(c) unless and only to the extent that the amounts so recovered are insufficient to pay that Member’s share of operating costs. For purposes of this Section 7.3(d), “operating costs” shall not include any capital expenditures, other than replacement capital costs.

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ARTICLE VIII

TRANSFERS AND ENCUMBRANCES
OF INTERESTS

8.1          Restrictions on Transfer. Except for Permitted Transfers, Permitted Encumbrances and Permitted Interest Encumbrances, no Member shall Transfer or create an Encumbrance on all or any part of its Interest. Any attempted Transfer of, or creation of an Encumbrance on, all or any portion of an Interest not in accordance with the terms of this ARTICLE VIII shall be null and void and of no legal effect.

8.2          Permitted Transfers and Permitted Interest Encumbrances.

(a)           To the extent not otherwise prohibited under Section 8.3, the following Transfers (“Permitted Transfers”) are permitted:

(i)            A Member may Transfer all or any portion of its Interest to an Affiliate of such Member without the approval of the other Member or the Manager or any other Person;

(ii)           A Member may Transfer all or any portion of its Interest to the other Member without the approval of the Manager or any other Person;

(iii)          A Member may Transfer all or any portion of its Interest to any Person with the written approval of the other Member, which approval may be withheld at the other Member’s sole discretion; and

(iv)          A Member may Transfer all or any portion of its Interest to any Person without the approval of the other Member or the Manager or any other Person; provided that such Member complies with the provisions of Section 8.4.

(b)           To the extent not otherwise prohibited under Section 8.3, a Member may create an Encumbrance on all or any portion of its Interest only with the prior written approval of the other Member, which approval may be withheld at the other Member’s discretion (“Permitted Interest Encumbrances”).

(c)           Notwithstanding that Permitted Interest Encumbrances are permitted, any transferee in connection with the foreclosure or a Transfer or power of sale in lieu of foreclosure of any Permitted Interest Encumbrance shall be subject to all of the provisions of this Agreement, and shall not be admitted to the Company as a substitute Member except as provided in Section 8.7.

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8.3          Additional Limitations on Transfers and Encumbrances. Notwithstanding Section 8.2:

(a)           If a Transfer is made that causes the termination of the Company as a partnership for Federal income tax purposes, the transferring Member and the transferee shall jointly and severally indemnify, defend and hold harmless the other Member and its Member Indemnified Parties from and against any and all Adverse Consequences arising from such tax termination;

(b)           No Transfer permitted by this ARTICLE VIII shall relieve the transferring Member of its share of any liability, whether accruing before or after such Transfer, that arises out of Operations conducted before such Transfer, including as provided in Section 4.4;

(c)           The transferring Member and the transferee shall bear all tax consequences of any Transfer;

(d)           If a Member Transfers less than all of its Interest, the transferring Member and its transferee shall thereafter act and be treated as one (1) Member, with the Member with the greater Interest hereby appointed the agent and attorney-in-fact of the Member with the lesser Interest with respect to the exercise of all rights to vote, consent, approve or otherwise make any decisions with respect to the management or Operations or the Company;

(e)           No Member shall create an Encumbrance on all or any portion of an Interest or any economic interest therein, unless the Encumbrance expressly is subordinate to the terms of any pledge or security interest of the Interest or portion thereof that secures or is contemplated by this Agreement to secure in the future any obligation of the Company to any third party lenders, including any Project Financing; and

(f)            Only United States currency shall be used for Transfers for consideration.

8.4          Right of First Refusal; Tag Along Right.

(a)           Except for Permitted Transfers described in Section 8.2(a)(i) through 8.2(a)(iii), if a Member (the “Selling Member”) receives a bona fide offer (an “Offer”) from a third party (a “Potential Acquiror”) to acquire the Selling Member’s entire Interest, and the Selling Member desires to accept the Offer, then the Selling Member may not accept the Offer until the Selling Member first provides notice of the Offer (an “Offer Notice”) to the other Member (the “Notified Member”) describing the Offer, including the proposed purchase price (the “Offered Price”) and all of the other proposed terms and conditions of the Offer (the “Offered Terms”).

(b)           The Notified Member shall have the following rights for a period of twenty (20)  Business Days after receipt of an Offer Notice, which rights may be elected by providing notice of election to the Selling Member within such twenty (20) Business Day period:

(i)            elect to purchase all, but not less than all, of the Selling Member’s Interest for the Offered Price and on the other Offered Terms (the “ROFR”), or

(ii)           elect to participate in the sale to the Potential Acquiror by selling all of the Notified Member’s Interest to the Potential Acquiror on identical terms and conditions to those set forth in the Offer (the “Tag Along Right”).

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(c)           If the Notified Member timely elects to exercise the ROFR, the parties shall close the sale of the Selling Member’s Interest for the Offered Price and on the Offered Terms on the later of (i) fifty (50) Business Days after the Selling Member provides the Offer Notice, or (ii) five (5) Business Days after the receipt of all required consents and approvals, if any, with respect to such Transfer from all Governmental Authorities.

(d)           If the Notified Member timely elects to exercise the Tag Along Right, the Selling Member shall have one hundred and twenty (120) days to consummate the sale of the Selling Member’s Interest and the Notified Member’s Interest to the Potential Acquiror. The Notified Member’s election to exercise the Tag Along Right shall be irrevocable during such one hundred and twenty (120)-day period, and the Notified Member shall be bound and obligated to consummate the Transfer on terms identical to those set forth in the Offer. Consideration received from the Transfer will be apportioned to the Selling Member and the Notified Member pro rata in proportion to their respective Interests Transferred.

(e)           If the Notified Member does not elect to exercise the ROFR or the Tag Along Right, or the Notified Member fails to close the purchase of the Selling Member’s Interest pursuant to the ROFR within the time period specified above, the Selling Member may accept the Offer and Transfer its Interest to the Potential Acquiror during the later of (1) the ninety (90)-day period after the expiration of such twenty (20) Business Day election period, or (2) if the Notified Member elects to purchase but fails to close within the time period specified above, the ninety (90)-day period after the expiration of such period. If the Selling Member does not sell its Interest in accordance with the terms described above within the foregoing ninety (90)-day period, the Selling Member shall again afford the Notified Member the ROFR and the Tag Along Right in this Section 8.4 with respect to subsequent bona fide offers from a third party to sell, assign or dispose of the Selling Member’s Interest.

8.5          Drag Along Right.

(a)           If a Member holding a majority of the Interests in the Company (the “Majority Member”) proposes to sell its entire Interest to a third party that is not an Affiliate of the Majority Member, then the Majority Member shall have the right, but not the obligation, after delivering the Drag Along Notice in accordance with Section 8.5(b), to require that the other Member (the “Minority Member”) to participate in such sale on the same terms and conditions as the Majority Member, as set forth in the applicable Drag Along Notice (the “Drag Along Right”).

(b)           The Majority Member will exercise the Drag Along Right by delivering a written notice (the “Drag Along Notice”) to the Minority Member no later than twenty (20) Business Days prior to the closing date of the proposed sale. The Drag Along Notice must set forth the purchase price and material terms of the sale. The delivery by the Majority Member of the Drag Along Notice will bind the Minority Member to sell its entire Interest under terms and conditions identical to those pursuant to which the Majority Member proposes to sell its Interest.

(c)           Consideration received from the sale will be apportioned to the Majority Member and the Minority Member pro rata in proportion to their respective Interests sold.

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(d)          Where multiple Members propose to jointly sell their Interests, and such Members’ Interests represent a majority of the Interests of the Company, then such Members may collectively exercise the Drag Along Right and shall be jointly considered the “Majority Member” for purposes of this Section 8.5.

8.6          Changes of Control.

(a)           Neither Member may enter into any transaction with a third party (the “COC Acquiror”) resulting in a Change of Control of such Member (a “Proposed COC Transaction”) unless such Member (the “Offering Member”) offers to sell its entire Interest to the other Member (the “Receiving Member”). The Offering Member shall promptly notify the Receiving Member in writing (the “COC Notice”) of the Offering Member’s intention to enter into a Proposed COC Transaction. The Offering Member and the Receiving Member shall then negotiate in good faith the terms of sale of the Offering Member’s Interest, which terms must be mutually agreed between the Offering Member and the Receiving Member within thirty (30) days after the Receiving Member receives the COC Notice. If the Offering Member and the Receiving Member are unable to agree on the terms of sale within such thirty (30)-day period, then the Offering Party will have one hundred and twenty (120) days to close the Proposed COC Transaction. If the Offering Member does not close the Proposed COC Transaction within the foregoing one hundred and twenty (120)-day period, the Offering Member shall not enter into any Proposed COC Transaction until it has again complied with the requirements of this Section 8.6.

(b)           Neither Member may enter into any transaction resulting in a Change of Control unless the COC Acquiror, as a condition to closing such transaction, agrees in writing to execute a counterpart to this Agreement and assume and perform all obligations of the Member to whom the Change of Control applies (the “COC Member”). Upon the occurrence of a Change of Control in violation of this Section 8.6(b), the Member that is not subject to the Change of Control may deliver notice in writing to the COC Member stating that the Change of Control of the COC Member violated this Section 8.6(b), and unless the violation has been remedied within ten (10) Business Days after the COC Member’s receipt of such notice, all rights of the COC Member under this Agreement will be automatically suspended until such time as the COC Acquiror complies with the requirements of this Section 8.6(b).

8.7          Substitution of a Member.

(a)           Except as provided in Section 8.7(c), no transferee (by conveyance, foreclosure, operation of Law or otherwise) of all or any portion of an Interest shall become a substituted Member without the unanimous approval of the Representatives of the Management Committee, which approval may be withheld in the sole discretion of each such Representative. A transferee of an Interest that receives unanimous approval to become a Member shall succeed to all of the rights and interest of his transferor in the Company. A transferee of a Member that does not receive unanimous approval to become a Member shall not become a Member and shall have no rights under this Agreement or the Act applicable to a Member.

(b)           Except as provided in Section 8.7(c), if a Member shall be dissolved, merged or consolidated, its successor in interest shall have the same obligations and rights to profits or other compensation that such Member would have had if it had not been dissolved, merged or consolidated, except that the representative or successor shall not become a substituted Member without the unanimous approval of the Representatives of the Management Committee, which approval may be withheld in the sole discretion of each such Representative. Such a successor in interest that receives unanimous approval to become a Member shall succeed to all of the rights and interests of his predecessor in the Company. A successor in interest that does not receive unanimous approval to become a Member shall not become a Member and shall have no rights under this Agreement or the Act applicable to a Member.

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(c)           Notwithstanding Sections 8.7(a) and (b), subject to compliance with Sections 8.3, 8.7(d), 8.8 and 8.9, a transferee of all or a portion of an Interest in connection with a Permitted Transfer shall automatically be admitted to the Company as a substituted Member with respect to the transferred interest without the consent of any other Member or the Management Committee.

(d)           No Transfer of any interest in the Company otherwise permitted under this Agreement, including a Permitted Transfer, shall be effective for any purpose whatsoever until the transferee shall have assumed the transferor’s obligations to the extent of the interest Transferred, and shall have agreed to be bound by all the terms and conditions of this Agreement, by written instrument in form and substance reasonably satisfactory to the non-transferring Members.

(e)           Upon the unanimous determination of the Management Committee that a transferee or the successor or representative of a Member has met the requirements for admission as a Member, the Manager shall have the authority and duty to amend this Agreement and to execute on behalf of the Members and the Company such amendments and other documents to the extent necessary to reflect the admission of such transferee as a substituted Member.

(f)            Upon the admission of a transferee as a substituted Member, the transferor shall have no further obligations under this Agreement with respect to that portion of its Interest Transferred to the transferee; provided, that no Member or former Member shall be released, either in whole or in part, from any liability of such Member to the Company or the other Members under this Agreement or otherwise relating to periods through the date of such Transfer (whether as the result of a voluntary or involuntary Transfer) or any obligation that under Section 11.13 survives the Transfer of all or any portion of a Member’s Interest, unless each other Member agrees in writing to any such release.

8.8          Conditions to Substitution. As conditions to its admission as a Member, an assignee, transferee or successor of a Member shall (a) execute and deliver any instruments, in form and substance satisfactory to the non-transferring Members, as the non-transferring Members reasonably request, and (b) pay all reasonable expenses in connection with its admission as a substituted Member.

8.9          Admission as a Member. No Person shall be admitted to the Company as a Member unless either (a) the Interest or part thereof acquired by such Person has been registered under the Securities Act, and any applicable state securities Laws or (b) the Company has received a favorable opinion of the transferor’s legal counsel or of other legal counsel acceptable to the non-transferring Members to the effect that the Transfer of the Interest to such Person is exempt from registration under those Laws. The non-transferring Members, however, may waive the requirements of this Section 8.9.

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8.10        Economic Interest Holders. A transferee or successor to all or any portion of an Interest that is not admitted as a substituted Member of the Company shall be subject to all of the economic and non-economic obligations of a Member under this Agreement, including obligations to make Capital Contributions and reimbursement obligations, but shall not have any of the non-economic rights of a Member under this Agreement. For clarity, the non-economic rights of a Member include, without limitation, rights to vote, consent or approve matters under this Agreement, inspection rights, audit rights, rights to indemnification, and all rights to make any claims or demands against the Company, any Member or the Manager under this Agreement, the Act or otherwise. Each Member, by execution of this Agreement, acknowledges and agrees that any of its transferees or successors that is not admitted as a substituted Member of the Company shall be bound by this Section 8.10 and the other provisions of this Agreement.

ARTICLE IX

RESIGNATION, DISSOLUTION AND LIQUIDATION

9.1          Resignation. A Member may resign from the Company only pursuant to the provisions of this Section 9.1.

(a)           Voluntary Resignation. Any Member may resign from the Company for any reason or no reason effective as of the end of the then current Program and Budget period by giving notice to the other Member not later than sixty (60) days before the end of such Program and Budget period. Upon such resignation, the resigning Member shall, subject to and in accordance with Section 9.1(b), relinquish to the Company its entire Interest, free and clear of Encumbrances created by, through or under the resigning Member, for no consideration whatsoever, other than the rights of such Member that under Section 11.13 expressly survive the resignation of a Member.

(b)          Actions Upon Resignation. Upon the resignation of a Member, or the relinquishment of a Member’s Interest, the Member shall execute and deliver such instruments of assignment and conveyance, conveying its Interest to the Company (or to a designee of the Company designated by the other Member, which may include the other Member or its Affiliates) as the other Member reasonably requests.

9.2          Non-Compete Covenant. A Member that has resigned or is deemed to have resigned or that has relinquished its Interest under Section 9.1, shall not, and shall cause its Affiliates not to, directly or indirectly acquire any interest in property within the Area of Interest for twenty-four (24) months after the effective date of the resignation, deemed resignation, or relinquishment. If such former Member, or any Affiliate of such former Member, breaches this Section 9.2, such former Member shall or shall cause its Affiliate to offer to convey to the Company (or any other Person designated by the Company), without cost, any such property or interest so acquired. Such offer shall be made in writing and may be accepted by the Company at any time within thirty (30) days after its receipt by the Company. In addition to any other remedies provided by this Agreement and applicable Law, each Member agrees that the Company (or any remaining Member, on behalf of the Company), may enforce this Section 9.2 through such legal or equitable remedies, including an injunction, as a court of competent jurisdiction shall allow without the necessity of proving actual damages or bad faith, and each Member waives, and shall cause its Affiliates to waive, any claim or defense that the Company (or any remaining Member, on behalf of the Company) has an adequate remedy at law and any requirement for the securing or posting of any bond in connection with such equitable remedy.

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9.3          Dissolution. The Company shall be dissolved only upon the unanimous agreement of the Members.

9.4          Liquidation.

(a)           Liquidator. Promptly after the dissolution of the Company, the Management Committee shall appoint in writing one (1) or more liquidators (who may be a Member or the Manager) who shall have full authority to wind up the affairs of the Company and to make a final distribution as provided in this Agreement. The liquidator shall continue to conduct Operations with all of the power and authority of the Management Committee and the Manager. Without limiting the previous sentence, the liquidator shall have the power and authority to complete any transaction and satisfy any obligation, unfinished or unsatisfied, at the time of dissolution, if the transaction or obligation arises out of Operations before the time of dissolution. The liquidator shall have the power and authority to grant or receive extensions of time or change the method of payment of an already existing liability or obligation, prosecute and defend actions on behalf of the Company, encumber Assets, and take any other reasonable action in any matter with respect to which the Company continues to have, or appears or is alleged to have, an interest or liability.

(b)           Steps of Liquidator. The steps to be accomplished by the liquidator are as follows:

(i)            As promptly as possible after dissolution, the liquidator shall cause a proper accounting to be made of the Company’s assets, liabilities and Operations through the last day of the month in which the dissolution occurs.

(ii)           The liquidator shall pay all the debts and liabilities of the Company or otherwise make adequate provision for such debts and liabilities (including, the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine) to the extent required by the Act.

(iii)          The liquidator shall then by payment of cash or property (at the election of the liquidator, and, in the case of property, valued under Section 5.3 of Exhibit C) distribute to the Members such amounts or property as are required to distribute all remaining amounts or property to the Members in accordance with Section 7.2.

(c)           Distributions in Liquidation. In connection with the liquidation of the Company, those Members that agree in writing may be distributed in-kind undivided interests in the Assets of the Company. For purposes of this Section 9.4, a distribution of an asset or an undivided interest in an asset in-kind to a Member shall be considered a distribution of an amount equal to the fair market value of such asset or undivided interest as determined under Section 5.3 of Exhibit C. Each Member shall have the right to designate another Person to receive any property that otherwise would be distributed in kind to that Member under this Section 9.4. Any real property, including any mineral interests, distributed to the Members shall be conveyed by special warranty deed subject to all Encumbrances, contracts and commitments then in effect with respect to such property, which shall be assumed by the Members receiving such real property. The distribution of cash or property to the Members in accordance with the provisions of this Section 9.4 shall constitute a complete return to the Members of their respective Capital Contributions and a complete distribution to the Members of their respective interests in the Company and all Company property. Without limiting the provisions of this Agreement that under Section 11.13 survive the termination of the Company, no Member shall have any obligation to contribute to the Company or pay to any other Member any deficit balance in such Member’s Capital Account.

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(d)           Compliance with Laws; Timing. Except as expressly provided herein, the liquidator shall comply with any applicable requirements of the Act and all other applicable Laws pertaining to the winding up of the affairs of the Company and the final distribution of its assets. Liquidation of the Company shall be completed within the time limits imposed by Treasury Regulations section 1.704-1(b)(2)(ii) and Treasury Regulations section 1.704-1(b)(2)(ii)(g).

9.5          Termination. Upon the completion of the distribution of the Company’s Assets as provided in Section 9.4, the Company shall be terminated and the liquidator shall file a certificate of cancellation of the certificate of formation of the Company and shall take such other actions as may be necessary to terminate the existence of the Company.

ARTICLE X

AREA OF INTEREST; ABANDONMENT

10.1       Acquisitions Within Area of Interest.

(a)           General. Except as provided in this Section 10.1, no Member or former Member shall, or permit any of its Affiliates to, acquire any interest or right to acquire any interest in any real property, minerals or water rights relating to real property wholly or partially within the Area of Interest (collectively, “Covered Real Property”), either directly or indirectly, alone, or as a member, partner, stockholder or other investor in any Person, at any time until the earlier of (i) the termination of the Company and (ii) the date that is twenty-four (24) months after the date that such Person no longer is a Member in the Company for any reason. In addition to any other remedies provided by this Agreement and applicable Law, each Member agrees that the Company (or any Member, on behalf of the Company), may enforce this Section 10.1 through such legal or equitable remedies, including an injunction, as a court of competent jurisdiction shall allow without the necessity of proving actual damages or bad faith, and each Member waives, and shall cause its Affiliates to waive, any claim or defense that the Company (or any remaining Member, on behalf of the Company) has an adequate remedy at law and any requirement for the securing or posting of any bond in connection with such equitable remedy.

(b)           Notice to Other Member. Within ten (10) days after the acquisition by any Member (the “Acquiring Member”) or any Affiliate of the Acquiring Member of any Covered Real Property (excluding Covered Real Property acquired by or on behalf of the Company under a Program), the Acquiring Member shall provide notice to the other Member of such acquisition. The Acquiring Member’s notice shall describe in detail the terms of the acquisition (including the associated costs), the Covered Real Property subject to the acquisition, whether or not the Acquiring Member believes the acquisition of the Covered Real Property by the Company is in its best interests, and the reasons for its conclusions. In addition to the notice, the Acquiring Member shall make any and all information concerning the Covered Real Property and the terms of the acquisition available for inspection by the other Member. Any acquisition contracts by which any Covered Real Property is acquired shall include provisions allowing for the transfer of the Covered Real Property to the Company without the consent of any counterparty thereto or any other third party.

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(c)           Option Exercised. If, within twenty (20) days after receiving the Acquiring Member’s notice, the other Member provides notice to the Acquiring Member that it elects to participate in the Covered Real Property, the Acquiring Member shall, or shall cause its Affiliate to, convey to the Company (or to the other Member or another entity as mutually agreed by the Members), by special warranty deed, its entire interest or right to acquire the Covered Real Property (or if to the other Member, a proportionate undivided interest in the Covered Real Property based on the Interests of the Members), free and clear of all Encumbrances arising by, through or under the Acquiring Member and its Affiliates, other than those to which both Members have agreed or those Encumbrances created pursuant to the acquisition contracts by which such Covered Real Property was acquired. If conveyed to the Company, the Covered Real Property shall become a part of the Properties for all purposes of this Agreement immediately upon the notice of such other Member’s election to participate. Such other Member shall promptly pay to the Acquiring Member its proportionate share based on Interests of the Acquiring Member’s and its Affiliates’ actual out-of-pocket acquisition costs.

(d)           Option Not Exercised. If the other Member does not give notice of its election to participate within the twenty (20)-day period in Section 10.1(c), neither such other Member nor the Company shall have any interest in the Covered Real Property, and the Covered Real Property shall not be a part of the Properties or otherwise be subject to this Agreement.

10.2        Surrender or Abandonment of Property. Either Member may request that the Management Committee authorize the Manager to surrender or abandon part or all of the Properties. If the Management Committee does not authorize such surrender or abandonment after such a request, or authorizes such surrender or abandonment over the objection of a Member, subject to the terms of any Project Financing or the incurrence by the Company of any indebtedness or other contractual or legal restrictions binding on the Company, the Member that desires to retain such Properties shall be distributed such Properties without cost to such Member by special warranty deed, free and clear of all Encumbrances created by, through or under the Member that desires for such Properties to be surrendered or abandoned (but subject to any Encumbrances previously created thereon by the Company or existing at the time such Properties were acquired by the Company), which Properties the Members agree shall be assigned an agreed fair market value as of the time of distribution of zero dollars. As and to the extent provided in Section 4.4, the Member that desires to abandon or surrender such Properties shall remain liable to reimburse the acquiring Member and its Indemnified Member Parties for its share (determined by Interests as of the date of such distribution) of any Adverse Consequences with respect to such Properties, including Continuing Obligations, Environmental Liabilities and Environmental Compliance, whether accruing before or after the date of such distribution, arising out of activities before the date of such distribution.

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10.3        Reacquisition. If any Properties are abandoned or surrendered by the Company (and not distributed to a Member under Section 10.2), then unless and until the earlier of (a) the dissolution, liquidation and termination of the Company, and (b) the date that is two (2) years following the date of such abandonment or surrender, neither Member nor any Affiliate of a Member shall acquire any interest in such Properties or a right to acquire such Properties. If a Member reacquires or permits any of its Affiliates to reacquire any Properties in violation of this Section 10.3, the other Member may elect by written notice to the reacquiring Member within forty-five (45) days after it has actual notice or knowledge of such reacquisition, to have such Properties contributed to the Company. If such an election is made, the reacquired Properties shall thereafter again be treated as Properties of the Company under this Agreement, and the costs of reacquisition shall be borne solely by the Member required to contribute such Properties to the Company, but shall not be credited to the Contribution Account or the Capital Account of the contributing Member, or taken into account for purposes of calculating the Members’ respective Interests.

ARTICLE XI

MISCELLANEOUS

11.1        Confidentiality.

(a)           Subject to Section 11.1(b), each Member and the Manager shall keep confidential and not use, reveal, provide or transfer to any third party any Confidential Information that it obtains or has obtained concerning the Company or the other Member without the prior written consent of the other Member, which consent shall not be unreasonably withheld or delayed, except (i) to the extent that disclosure to a third party is required by Law, (ii) information that, at the time of disclosure, is generally available to the public (other than as a result of a breach of this Agreement or any other confidentiality agreement to which such Person is a party or of which it has knowledge), as evidenced by generally available documents or publications, and (iii) information that was in the disclosing party’s possession before the Effective Date (as evidenced by appropriate written materials) and was not acquired directly or indirectly from the Company or the other Member (including in its capacity as the Manager).

(b)           Notwithstanding Section 11.1(a), Confidential Information may be disclosed without consent to (i) a consultant, contractor, subcontractor, officer, director or employee of the Company, the Manager or any Member or any of their respective Affiliates that has a bona fide need to be informed of the Confidential Information, (ii) any third party to whom the disclosing Member or Manager contemplates a Transfer of all or any part of its Interest or the Assets, (iii) any actual or potential lender, underwriter or investor for the sole purpose of evaluating whether to make a loan to or an investment in the disclosing Member or the Company, or (iv) in connection with a press release or public announcement under Section 11.2.

(c)           As to any disclosure under clause (i), (ii) or (iii) of Section 11.1(b), (i) the disclosing Member or Manager shall give notice to the other Member concurrently with the making of the disclosure, (ii) only such Confidential Information as the recipient has a legitimate business need to know shall be disclosed, (iii) the recipient shall first agree in writing to protect the Confidential Information from further disclosure to the same extent as the Members and the Manager are obligated under this Section 11.1, and (iv) the disclosing Member or Manager shall be responsible and liable for any use or disclosure by any such recipient that would constitute an impermissible use or disclosure by the disclosing Member or Manager.

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(d)           A Member or Manager shall continue to be bound by this Section 11.1 until the earlier of (i) the date that is two (2) years after the cancellation of the certificate of formation of the Company (notwithstanding the resignation or deemed resignation of such Member or Manager or the Transfer by such Member of its entire Interest), and (ii) the date that is two (2) years after the resignation or deemed resignation of such Member or Manager or, in the case of a Member, the Transfer by such Member of its entire Interest; provided that with respect to any Confidential Information that constitutes “trade secrets” of a Member or the Company under the Uniform Trade Secrets Act or similar applicable Laws, the provisions of this Section 11.1 shall survive indefinitely.

11.2        Public Announcements. Any Member may issue any press release or make any public disclosure concerning the Company or Operations that (a) it believes in good faith is required by applicable Law or any listing or trading agreement concerning its publicly traded securities or the publicly traded securities of any of its Affiliates, or (b) are made in the ordinary course of shareholder and stakeholder communication consistent with prior press releases of such Member or its Parent Company; provided that if a Member or any of its Affiliates intends to issue such a press release or make such a disclosure, it shall use commercially reasonable efforts to advise the other Member before issuing the press release or making the disclosure; and provided further that if a Member or any of its Affiliates intends to issue such a press release or make such a disclosure, it shall not refer to or use the name of the other Member without the prior written consent of such other Member. Except as provided in the previous sentence, neither the Company, any Member, the Manager, nor any of their respective Affiliates, shall issue any press release or make any public announcement relating to the Company or Operations without the prior written approval of all of the Members.

11.3        Notices. All notices to the Members or the Manager shall be in writing to the applicable address on the signature page to this Agreement and shall be given (i) by personal delivery or recognized international overnight courier, (ii) by electronic communication, with a confirmation sent by registered or certified mail return receipt requested, or (iii) by registered or certified mail return receipt requested. All notices shall be effective and shall be deemed delivered (a)   if by personal delivery or by overnight courier, on the date of delivery if delivered before 5:00 p.m. local destination time on a Business Day, otherwise on the next Business Day after delivery, (b)  if by electronic communication on the Business Day after receipt of the electronic communication, and (c) if solely by mail, on the Business Day after actual receipt. A Member or Manager may change its address by notice to the other Members.

11.4        Headings. The subject headings of the Articles, Sections and subsections of this Agreement and the Exhibits to this Agreement are included for purposes of convenience only and shall not affect the construction or interpretation of any of their provisions.

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11.5       Waiver. Except for waivers specifically provided for in this Agreement, rights under this Agreement may not be waived except by an instrument in writing signed by the Member or Manager to be charged with the waiver. The failure of a Member or the Manager to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach of this Agreement shall not constitute a waiver of any provision of this Agreement or limit the Member’s or the Manager’s rights thereafter to enforce any provision or exercise any right.

11.6        Amendment. Except for (a) amendments executed by the Manager in connection with the admission of additional or substituted Members under Sections 2.6 or 8.7(e), and (b)  deemed amendments under Section 11.7, notwithstanding the definition of “limited liability company agreement” contained in section 18-101(7) of the Act or any other contrary provision of the Act, no amendment, restatement, modification, or supplement of or to this Agreement shall be valid or shall constitute part of the “limited liability company agreement” of the Company unless it is made in a writing duly executed by each Member or at least one (1) Representative of each Member, which writing specifically indicates that it is amending, restating, modifying or supplementing this Agreement. To the extent reasonably possible, minutes, resolutions and consents of the Management Committee that are executed or approved by at least one (1) Representative of each Member shall be read in a manner consistent with this Agreement. To the extent of any irreconcilable conflict between any provision of this Agreement and any such minutes, resolutions or consents, this Agreement shall control. Under no circumstances shall any consent or approval of the Management Committee that is not executed or approved by each Member or at least one (1) Representative of each Member amend, restate, modify or supplement this Agreement.

11.7       Severability. If at any time any covenant or provision contained in this Agreement is deemed in a final, non-appealable ruling of a court or other body of competent jurisdiction to be invalid or unenforceable, such covenant or provision shall be considered divisible and shall be deemed immediately amended and reformed to include only such portion of such covenant or provision as such court or other body has held to be valid and enforceable. Such covenant or provision, as so amended and reformed, shall be valid and binding as though the invalid or unenforceable portion had not been included in this Agreement.

11.8       Force Majeure. Except for any obligation to make Capital Contributions or other payments when due under this Agreement, the obligations of a Member or the Manager shall be suspended to the extent and for the period that performance is prevented in whole or in part by a Force Majeure Event. The affected Member or Manager shall promptly give notice to the other Member of the Force Majeure Event and the suspension of performance, stating in the notice the nature of and the reasons for the Force Majeure Event and its estimated duration. The affected Member or Manager shall resume performance as soon as reasonably possible.

11.9        Rules of Construction. Each Member, Manager or other party to or bound by this Agreement acknowledges that it has been represented by counsel during the negotiation, preparation and execution of this Agreement or the acquisition of its Interest or other interest in the Company. Each such party therefore waives the application of any Law or rule of construction providing that ambiguities in an agreement or other document shall be construed against the drafter of the agreement or document.

Limited Liability Company Agreement of Powder River Basin LLC: Page 42

11.10      Governing Law. This Agreement, and the rights and liabilities of the Members under this Agreement, shall be governed by and interpreted in accordance with the Laws of the State of Delaware, except for its rules as to conflicts of Laws that would apply the Laws of another state.

11.11     Waiver of Jury Trial; Consent to Jurisdiction. THE PARTIES TO AND BOUND BY THIS AGREEMENT HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING, WHETHER NOW EXISTING OR ARISING IN THE FUTURE, ARISING UNDER OR RELATING TO THIS AGREEMENT OR OTHERWISE RELATING TO THE COMPANY OR OPERATIONS, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. EACH SUCH PARTY AGREES THAT ANY OF THEM MAY FILE A COPY OF THIS SECTION 11.11 WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT IRREVOCABLY TO WAIVE A TRIAL BY JURY. Each party to or bound by this Agreement agrees and consents to be subject to the non-exclusive jurisdiction of the Delaware Court of Chancery and the appellate courts sitting in the State of Delaware in any action or proceeding seeking to enforce any provision of or based on any right arising under or relating to this Agreement or otherwise relating to the Company or Operations.

11.12      Further Assurances. Each Member and the Manager agrees to take from time to time such actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Agreement.

11.13     Survival.

(a)           Resignation, Relinquishment, Redemption and Transfer. After the resignation or deemed resignation of a Member, the relinquishment or redemption of a Member’s Interest, or the Transfer by a Member of its entire Interest in the Company, such former Member shall have no further rights or obligations as a Member of the Company relating to periods after the date of the resignation, deemed resignation, relinquishment, redemption or Transfer; provided, that after such resignation, deemed resignation, relinquishment, redemption or Transfer, such former Member shall (i) not be released, either in whole or in part, from any liability of such Member to the Company or the other Members under this Agreement or otherwise relating to periods through the date of such resignation, deemed resignation, relinquishment, redemption or Transfer, unless each other Member agrees in writing to any such release, (ii) remain liable to each other Member and former Member and their respective Indemnified Member Parties for its reimbursement and indemnification obligations under Sections 4.3 and 4.4, and (iii) shall continue to have the right to enforce the indemnification and reimbursement obligations of the Company, the other Members and the former Members under Sections 4.2, 4.3 and 4.4 with respect to actions, omissions or events occurring before the date of such resignation, deemed resignation, relinquishment, redemption or Transfer, notwithstanding any amendment, restatement, modification or supplement to this Agreement adopted after the date of such resignation, deemed resignation, relinquishment, redemption or Transfer that attempts to limit or restrict such rights.

(b)          Dissolution, Liquidation and Termination. After the dissolution, liquidation and termination of the Company, (i) each Person that was a Member as of the date of the dissolution of the Company shall be entitled to copies of all information acquired by or on behalf of the Company on or before the date of termination and not previously furnished to such Person, (ii)  if any former Member continues to own all or any portion of the Properties, each Person that was a Member as of the date of dissolution of the Company shall continue to have rights of ingress and egress to such Properties for purposes of ensuring Environmental Compliance, and (iii) each former Member (regardless whether such Person was a Member as of the date of the dissolution of the Company) shall remain liable for (A) its indemnification and reimbursement obligations under Sections 4.3 and 4.4, subject to Section 4.5, and (B) its Capital Contribution obligations under Sections 3.3 and 3.5, but only in the case of this clause (B) to the limited extent provided in Section 5.6(e).

Limited Liability Company Agreement of Powder River Basin LLC: Page 43

(c)           Survival of Provisions. The provisions of this Agreement shall survive any event described in Sections 11.13(a) and 11.13(b) to the fullest extent necessary for the enforcement of such provisions and the protection of the Members, the Manager or other Persons in whose favor such provisions run.

11.14     No Third-Party Beneficiaries. Except to the extent specifically provided in this Agreement with respect to the Indemnified Member Parties (who are express third party beneficiaries of this Agreement solely to the extent provided in this Agreement), this Agreement is for the sole benefit of the Members, the Manager and the Representatives, and no other Person (including any creditor of the Company, the Members, the Indemnified Member Parties and the Manager), is intended to be a beneficiary of this Agreement or shall have any rights under this Agreement. Except as specifically provided in this Agreement, no Person (including any named third-party beneficiary) shall have a right to approve any amendment or modification, or waiver under, this Agreement.

11.15     Entire Agreement. This Agreement contain the entire understanding of the Members and the Manager with respect to the Company and supersede all prior agreements, understandings and negotiations relating to the subject matter of this Agreement.

11.16     Parties in Interest. This Agreement shall inure to the benefit of the permitted successors and permitted assigns of the Members and the Manager and shall be binding upon the successors and assigns of the Members and the Manager (whether or not permitted).

11.17     Counterparts. This Agreement may be executed in multiple counterparts, and all such counterparts taken together shall constitute the same document.

11.18     Rule Against Perpetuities. The Members do not intend that there shall be any violation of the Rule Against Perpetuities, the Rule Against Unreasonable Restraints on the Alienation of Property, or any similar rule. Accordingly, if any right or option to acquire any interest in the Properties, in an Interest, in the Assets, or in any real property exists under this Agreement, such right or option must be exercised, if at all, so as to vest such interest within time periods permitted by applicable rules. If, however, any such violation should inadvertently occur, the provisions of this Agreement shall be revised in such a way as to approximate most closely the intent of the Members within the limits permissible under such rules.

[Signatures on Following Pages]

Limited Liability Company Agreement of Powder River Basin LLC: Page 44

The parties have executed this Agreement on the dates indicated below to be effective for all purposes as of the Effective Date.

MEMBER:

USURAN RESOURCES, INC.

P.O. Box 376	By:
West Perth, Western Australia	Andrew Ferrier
6872 Australia	President
Attn: Andrew Ferrier
andrew@globaluranium.com.au

Limited Liability Company Agreement of Powder River Basin LLC: Signature Page

The parties have executed this Agreement on the dates indicated below to be effective for all purposes as of the Effective Date.

MEMBER:

SNOW LAKE EXPLORATION (US) LTD.

360 Main St., 30th Floor	By:
Winnipeg, Manitoba, Canada	Name:	Frank Wheatley
R3C 0V1	Title:	CEO
Attention: Frank Wheatley
Email: fw@snowlakelithium.com

Limited Liability Company Agreement of Powder River Basin LLC: Signature Page

Acknowledged and agreed as to those provisions applicable to the Manager:

MANAGER:

USURAN RESOURCES, INC.

P.O. Box 376	By:
West Perth, Western Australia	Andrew Ferrier
6872 Australia	President
Attn: Andrew Ferrier
andrew@globaluranium.com.au

Limited Liability Company Agreement of Powder River Basin LLC: Signature Page

APPENDIX A

Defined Terms

1.               Defined Terms. As used in the Agreement, the following capitalized terms have the following meanings given:

“Accounting Procedure” means the accounting and other procedures in Exhibit B.

“Act” means the Delaware Limited Liability Company Act, 6 Del. C. § 18-101, et seq.

“Adverse Consequences” mean with respect to a Person, claims, actions, causes of action, damages, losses, liabilities, obligations, penalties, judgments, amounts paid in settlement, assessments, costs, disbursements and expenses (including reasonable attorneys’ fees and costs, experts’ fees and costs, and consultants’ fees and costs) of any kind or nature against, suffered or incurred by the Person, including, if the Person is a Member, any of the foregoing suffered or incurred by the Company to the extent funded by Capital Contributions of the Member to the Company, but excluding any diminution in the value of the Company or its Assets or any Interest.

“Affiliate” means with respect to a Person, any other Person that directly, or indirectly through one (1) or more intermediaries, Controls, is Controlled by or is under common Control with, the subject Person. Notwithstanding the previous sentence, the Company shall not be considered an Affiliate of either Member or any of their respective Affiliates.

“Affirmative Mining Decision” means an affirmative vote of the Management Committee pursuant to Section 5.2(f)(v) to undertake Mining on any portion of the Properties.

“Area of Interest” means the area described and depicted as the “Area of Interest” in Exhibit A.

“Assets” means the Properties, Products and all other real and personal property, tangible and intangible, including existing or after-acquired properties, and all contract rights, in each case held by the Company.

“Budget” means a detailed estimate of all costs to be incurred and a schedule of Capital Contributions to be made by the Members with respect to a Program.

“Business” means the conduct of the business of the Company in furtherance of the purposes stated in Section 2.3 and in accordance with this Agreement.

“Business Account” means the account maintained by the Manager for the Company in accordance with the Accounting Procedure.

“Business Day” means any day on which federally chartered banks are generally open for business in Wyoming.

“Business Plan” means the business plan for the Company agreed by the Members attached as Exhibit F.

Appendix A – Definitions: Page 1

“Capital Account” means the capital account maintained for each Member in accordance with Treasury Regulations section 1.704-1(b)(2)(iv).

“Capital Contribution” means, with respect to a Member, the sum of (a) the dollar amounts of any cash and cash equivalents contributed by the Member to the capital of the Company, plus (b) the fair market value, as agreed by all of the Members, or if they cannot agree, as determined by the Management Committee, of any property (other than cash or cash equivalents) contributed by the Member to the capital of the Company (net of liabilities secured by the contributed property that the Company is considered to assume or take subject to). In the context of a proposed or adopted Program and Budget, Capital Contribution means the proposed or actual amount of capital that each Member is required to contribute to the Company from time to time to fund the Program and Budget.

“Change of Control” means, with respect to a Member, (a) the failure at any time of the Parent Company (or in the case of a merger, conversion or consolidation under clause (b) below, the surviving or successor entity) to Control such Member, or (b) the completion of any transactions or series of transactions (including a merger, conversation, consolidation, acquisition of stock or equity securities or similar transaction) that results in the shareholders or stockholders of the Parent Company of such Member immediately prior to such transaction holding less than fifty percent (50%) of the capital stock or the voting power of the Parent Company (or in the case of a merger, conversation or consolidation, the surviving or successor entity in any such transaction or series of transactions).

“Code” means the Internal Revenue Code of 1986.

“Company” means Powder River Basin LLC, the Delaware limited liability company governed by this Agreement.

“Confidential Information” means all information, data, knowledge and know-how (including formulas, patterns, compilations, programs, devices, methods, techniques and processes) provided by the Company, a Member or the Manager, any of their respective Affiliates, or any of their respective employees or agents, to any of the foregoing that either (a) derive independent economic value, actual or potential, as a result of not being generally known to, or readily ascertainable by, third parties and that are the subject of efforts that are reasonable under the circumstances to maintain their secrecy, or (b) that are designated by the providing Person as confidential, in each case including all analyses, interpretations, compilations, studies and evaluations based on the information, data, knowledge and know-how that are generated or prepared by or on behalf of the recipient of the information, data, knowledge or know-how.

“Continuing Obligations” means obligations or responsibilities that are reasonably expected to or actually continue or arise after Operations on a particular area of the Properties have ceased or are suspended, such as future monitoring, stabilization, or Environmental Compliance.

“Contributed Capital” means the aggregate amount of Capital Contributions made by each Member to the Company; provided, however, that for purposes of determining Contributed Capital (but not for purposes of maintaining the Capital Accounts) after an election under Section 3.6(c) or Section 3.6(b)(iv)(A), (i) the Contributed Capital of the Non-Defaulting Member shall be increased by (A) the Default Amount; multiplied by (B) the Default Dilution Multiple, and (ii) the Contributed Capital of the Delinquent Member shall be decreased by (A) the amount calculated in clause (i) above; minus (B) the Default Amount. In the case of an election under Section 3.6(b)(iv)(A), the Default Amount shall equal the unpaid portion of the Default Loan and all accrued and unpaid interest. The amount contributed on behalf of the Delinquent Member by the Non-Defaulting Member is not intended to affect the Members’ Capital Accounts.

Appendix A – Definitions: Page 2

“Control” means (a) when used as a verb, (i) with respect to an entity, the ability, directly or indirectly through one (1) or more intermediaries, to direct or cause the direction of the management and policies of the entity through the legal or beneficial ownership of voting securities or the right to appoint managers, directors or corporate management, or by contract, operating agreement, voting trust or otherwise, and (ii) with respect to a natural person, the actual or legal ability to control the actions of another, through family relationship, agency, contract or otherwise, and (b) when used as a noun, an interest that gives the holder the ability to exercise any of the powers described in clause (a).

“Default Dilution Multiple” means (a) during the period prior to an Affirmative Mining Decision, 1.5, and (b) during the period from and after an Affirmative Mining Decision, 2.0.

“Default Rate” means a rate per annum equal to the lesser of (a) the Prime Rate plus five (5) percentage points, and (b) the maximum non-usurious rate permitted by applicable Law.

“Development” means all preparation (other than Exploration) for the removal and recovery of Products, including pre-stripping, stripping and the construction or installation of a mill, leach facilities, or any other improvements to be used for the mining, handling, milling, processing or other beneficiation of Products, and all related Environmental Compliance.

“Encumbrance” means any mortgage, deed of trust, security interest, pledge, lien, right of first refusal, right of first offer, other preferential right, profits interest, net profits interest, royalty interest, overriding royalty interest, conditional sale or title retention agreement, or other burdens of any nature.

“Environmental Compliance” means actions performed during or after Operations to comply with the requirements of all Environmental Laws or contractual commitments related to reclamation of the Properties or other compliance with Environmental Laws.

“Environmental Compliance Fund” means the account established under Section 2.14 of Exhibit B.

“Environmental Laws” means Laws aimed at reclamation or restoration of the Properties; abatement of pollution; protection of the environment; protection of wildlife, including endangered species; ensuring public safety from environmental hazards; employee health and safety; protection of cultural or historic resources; management, storage or control of hazardous materials and substances; releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes into the environment, including ambient air, surface water and groundwater; and all other Laws relating to the existence, manufacture, processing, distribution, use, treatment, storage, disposal, recycling, handling or transport of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes.

Appendix A – Definitions: Page 3

“Environmental Liabilities” means any and all Adverse Consequences (including liabilities for studies, testing or investigatory costs, cleanup costs, response costs, removal costs, remediation costs, containment costs, restoration costs, corrective action costs, closure costs, reclamation costs, natural resource damages, property damages, business losses, personal injuries, penalties or fines) that are asserted against the Company, either Member or the Manager, by any Person other than the other Members, arising out of, based on or resulting from (a) the presence, release, threatened release, discharge or emission into the environment of any hazardous materials or substances existing or arising on, beneath or above the Properties or emanating, migrating or threatening to emanate or migrate from the Properties to off-site properties, (b) physical disturbance of the environment, or (c) the violation or alleged violation of any Environmental Laws.

“Exploration” means all activities directed toward ascertaining the existence, location, quantity, quality or commercial value of deposits of Products, including drilling required after discovery of potentially commercial mineralization, and all related Environmental Compliance.

“First Production Target Period” means the one (1)-year period commencing fifth anniversary of the closing date of the Purchase Agreement.

“Force Majeure Event” means, with respect to the Manager or any Member, any cause, condition, event or circumstance, whether foreseeable or unforeseeable, beyond its reasonable control, including the following to the extent beyond its reasonable control: (a) labor disputes (however arising and whether or not employee demands are reasonable or within the power of the Member or Manager to grant), (b) the inability to obtain on reasonably acceptable terms any Permit or private license, consent or other authorization, and any actions or inactions by any Governmental Authorities that delay or prevent the issuance or granting of any Permits or other authorization required to conduct Operations beyond the reasonable expectations of the Member or Manager seeking the Permit or other authorization, including (i) the failure to complete any review and analysis required by the National Environmental Policy Act or any similar state law within forty eight (48) months of initiation of that process, and (ii) an appeal of the issuance of a Permit or authorization that revokes, suspends or curtails the right under the Permit or authorization to conduct Operations, (c) changes in Law, and instructions, requests, judgments and orders of Governmental Authorities, (d) curtailments or suspensions of activities to remedy or avoid an actual or alleged, present or prospective violation of Environmental Laws, (e) acts of terrorism, acts of war, and conditions arising out of or attributable to terrorism or war, whether declared or undeclared, (f) riots, civil strife, insurrections and rebellions, (g) fires, explosions and acts of God, including earthquakes, storms, floods, sink holes, droughts and other adverse weather conditions, (h)  existing or future epidemics or pandemics, (i) delays and failures of suppliers to supply, or of transporters to deliver, materials, parts, supplies, services or equipment, (j) contractors’ or subcontractors’ shortage of, or inability to obtain, labor, transportation, materials, machinery, equipment, supplies, utilities or services, (k) accidents, (l) breakdowns of equipment, machinery or facilities, (m) actions by native rights groups, environmental groups, or other similar special interest groups, and (n) other causes, conditions, events and circumstances, whether similar or dissimilar to the foregoing, beyond its reasonable control.

Appendix A – Definitions: Page 4

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any domestic or foreign national, regional, state, tribal, or local court, governmental department, commission, authority, central bank, board, bureau, agency, official, or other instrumentality exercising executive, legislative, judicial, taxing, regulatory, or administrative powers or functions of or pertaining to government.

“Governmental Fees” means all location fees, mining claim rental fees, mining claim maintenance payments, recording or filing fees and other payments required by Law to be paid to any Governmental Authority to locate or maintain any licenses, permits, unpatented mining claims, concessions, fee lands, mining leases, surface leases or other tenures included in the Properties.

“Initial Contribution” means the Capital Contribution that each Member has made or agrees to make under Section 3.2.

“Insolvency Event” means, with respect to a Person, the occurrence of any of the following events: (a) a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official for a substantial part of the Person’s assets is appointed and the appointment is neither made ineffective nor discharged within sixty (60) days after the making thereof, or the appointment is consented to, requested by, or acquiesced in by the Person, (b) the Person commences a voluntary case, or consents to the entry of any order for relief in an involuntary case, under any applicable bankruptcy, insolvency or similar Law, (c) the Person consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or other similar official of any substantial part of its assets, (d) the Person makes a general assignment for the benefit of creditors or fails generally to pay its debts as they become due, or (e) entry is made against the Person of a judgment, decree or order for relief affecting a substantial part of its assets by a court of competent jurisdiction in an involuntary case commenced under any applicable bankruptcy, insolvency or other similar Law.

“Interest” means, with respect to a Member (a) the limited liability company interest of the Member, including the Member’s Capital Account and share of items of Profit, Loss and credits of, and the right to receive distributions (liquidating or otherwise) from the Company under the terms of this Agreement, (b) the Member’s status as a Member, (c) all other rights, benefits and privileges enjoyed by the Member in its capacity as a Member, including the Member’s rights to vote, consent and approve those matters described in this Agreement, and (d) all obligations, duties and liabilities imposed on the Member under this Agreement in its capacity as a Member (but not in the capacity of a Manager or other capacity). The Interest of a Member shall be reflected as a percentage, reflecting the percentage interest of the Member in certain allocations of items of Profit, Loss and credit and certain distributions of cash or property, as the percentage interest may from time to time be adjusted under this Agreement. Interests shall be calculated to three (3) decimal places and rounded to two (2) (e.g., 1.519% rounded to 1.52%). Decimals of 0.005 or more shall be rounded up to 0.01. Decimals of less than 0.005 shall be rounded down. The initial Interests of the Members as of the Effective Date are in Section 3.1(a).

Appendix A – Definitions: Page 5

“Law” means all applicable federal, state, local, municipal, tribal and foreign laws (statutory or common), rules, ordinances, regulations, grants, concessions, franchises, licenses, orders, directives, judgments, decrees, and other governmental restrictions, including permits and other similar requirements, whether legislative, municipal, administrative or judicial in nature.

“Leased Property” means the leasehold and other contractual interests in the fee surface, fee minerals and state lands in Converse County, Wyoming covered by the leases and other contracts more particularly described as the “Mining Leases,” the “Development Agreements,” and the “Wyoming State Leases” set forth in Exhibit A.

“Leases” means the mining leases, state leases and development agreements covering the Leased Property, as set forth in Exhibit A.

“Loss” mean any item of loss or deduction of the Company as determined under the capital accounting rules of Treasury Regulation § 1.704-1(b)(2)(iv) for purposes of adjusting the capital accounts of the Members including, without limitation, the provisions of paragraphs (b), (f) and (g) of those regulations relating to the computation of items of deduction and loss.

“Member” and “Members” mean Usuran and SLE and any other Person admitted as a substituted or additional Member of the Company under this Agreement. The term “Member” also includes a former Member, but only to the extent of any rights or obligations under this Agreement that expressly survive the resignation of the Member, the Transfer of the Member’s Interest or the dissolution and liquidation of the Company.

“Misconduct” means, with respect to a Member (a) an unauthorized act or assumption of liability by the Member, or any of its directors, officers, employees, agents and attorneys done or undertaken, or apparently done or undertaken, on behalf of the Company or the other Member, except under the authority expressly granted in this Agreement or as otherwise agreed in writing by the Members, (b) a material breach by the Member in its capacity as a Member (but not in its capacity as a Manager or Representative) of any covenant contained in this Agreement, or (c) if the Member or an Affiliate of the Member is the Manager, a material breach by the Manager of any of its obligations under this Agreement that (i) constitutes a breach of its standard of care under Section 5.4, as limited by Section 5.5 and (ii) continues for 30 days after notice from any other Member demanding performance (unless the Manager in good faith disputes the existence of the material breach).

“Mining” means the commercial mining, extracting, producing, handling, milling or other processing of Products, but not including pilot plants or test plants.

“Non-Contribution Dilution Multiple” means (a) during the period prior to an Affirmative Mining Decision, 1.0, and (b) during the period from and after an Affirmative Mining Decision, 1.5.

“Operations” means the activities and operations of the Company.

Appendix A – Definitions: Page 6

“Owned Property” means the undivided one hundred percent (100%) interest in certain unpatented mining claims in Converse County, Wyoming, more particularly as the “Mining Claims” in Exhibit A.

“Parent Company” means (a) with respect to Usuran, Global Uranium and Enrichment Limited, an Australian corporation, and (b) with respect to SLE, Snow Lake Resources Ltd, a Manitoba corporation.

“Permit” means any permit, franchise, license, authorization, order, certificate, registration, variance, settlement, compliance plan or other consent or approval granted by any Governmental Authority.

“Permitted Encumbrance” means, with respect to any Assets, (a) Encumbrances specifically approved by the Management Committee, (b) mechanic’s, materialmen’s or similar Encumbrances if payment of the secured obligation is not yet overdue or being contested in good faith, (c) Encumbrances for Taxes, assessments, obligations under workers’ compensation or other social welfare legislation or other requirements, charges or levies of any Governmental Authority, in each case not yet overdue or being contested in good faith, (d) Encumbrances existing at the time of, or created concurrent with, the acquisition of the Assets, (e) easements, servitudes, rights-of-way and other rights, exceptions, reservations, conditions, limitations, covenants and other restrictions that do not materially interfere with, materially impair or materially impede the Business or Operations or the value or use of the Assets, (f) pledges and deposits to secure the performance of bids, tenders, trade or government contracts (other than for repayment of borrowed money), leases, licenses, statutory obligations, surety bonds, performance bonds, completion bonds and other similar obligations that are incurred in the ordinary course of Operations on the Assets, (g) Encumbrances created under or pursuant to the Purchase Agreement or any Underlying Agreements, and (h) Encumbrances consisting of (i) rights reserved to or vested in any Governmental Authority to control or regulate the Assets, (ii) obligations or duties to any Governmental Authority with respect to any Permits and the rights reserved or vested in any Governmental Authority to terminate Permits or to condemn or expropriate property, and (iii) zoning or other land use or Environmental Laws of any Governmental Authority.

“Person” means a natural person, corporation, joint venture, partnership, limited liability partnership, limited partnership, limited liability limited partnership, limited liability company, trust, estate, business trust, association, Governmental Authority or other entity.

“Preliminary Feasibility Study” means a comprehensive study of the viability of a mineral project that has advanced to a state where measured, indicated and inferred resources having been established, and the mining method has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors which are sufficient for a qualified Person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve as defined by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as those definitions may be amended.

Appendix A – Definitions: Page 7

“Prime Rate” means SOFR plus two (2) percentage points.

“Products” means all ores, minerals and mineral resources produced from the Properties.

“Profit” means any item of income or gain of the Company as determined under the capital accounting rules of Treasury Regulation § 1.704-1(b)(2)(iv) for purposes of adjusting the Capital Accounts of the Members including, without limitation, the provisions of paragraphs (b), (f) and (g) of those regulations relating to the computation of items of income or gain.

“Program” means a description in reasonable detail of Operations to be conducted and objectives to be accomplished by the Manager for a year or any longer period.

“Project Financing” means any financing, including royalty or streaming arrangements, approved by the Management Committee and obtained by the Company for the purpose of placing a mineral deposit situated on the Properties into commercial production, and any replacement, renewal or extension financing or refinancing approved by the Management Committee. Project Financing shall not include any financing obtained individually by either Member to finance payment or performance of its obligations under this Agreement.

“Properties” means (a) the Owned Property and the Leased Property, together with all water and water rights, easements, rights-of-way and other appurtenances attached to or associated with the Owned Property or the Leased Property, which the Company will acquire pursuant to the Purchase Agreement, and (b) all other interests in real property within the Area of Interest that are acquired by the Company.

“Purchase Agreement” means that certain Purchase and Sale Agreement dated March 11, 2025, by and between Stakeholder Energy, LLC, a Wyoming limited liability company (“Stakeholder”), and the Company, pursuant to which the Company has agreed to purchase the Properties from Stakeholder.

“Securities Act” means the Securities Act of 1933, together with the rules and regulations promulgated by the United States Securities and Exchange Commission under the statute.

“SOFR” means a rate per annum equal to the secured overnight financing rate as administered by the SOFR Administrator and referenced on the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org, or any successor source for the secured overnight financing rate identified as such by the SOFR Administrator from time to time.

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“Tax Distribution Amount” means, with respect to each Member, the remainder (but not below zero) of the amount calculated in clause (a) below minus the amount calculated in clause (b) below.

(a)              The amount under this clause (a) is the product of Tax Percentage multiplied by the remainder of (i) the cumulative amounts of items of income and gain allocated to the Member for federal income tax purposes for all periods (excluding gains from the sale of all or substantially all the assets of the Company), minus (ii) the cumulative amounts of items of deduction, loss and expense allocated to the Member for federal income tax purposes for all periods (excluding losses from the sale of all or substantially all of the assets of the Company).

Appendix A – Definitions: Page 8

(b)            The amount under this clause (b) is the cumulative distributions distributed to the Member pursuant to this Agreement for all periods.

“Tax Percentage” means a percentage (which percentage shall be the same for each Member regardless of such Member’s actual effective state or federal tax rates) established at the maximum marginal state and federal tax rates in effect for SLE for the calendar year to which the applicable Tax Distribution relates or such other rate as the Management Committee shall reasonably determine. The Tax Percentage may be reasonably determined by the Management Committee in accordance with the preceding sentence from time to time.

“Transfer” means, with respect to any asset, including any Interest or other interest in the Company (including any right to receive distributions from the Company or any other economic interest in the Company), a sale, assignment, transfer, conveyance, gift, exchange or other disposition of the asset, whether the disposition is voluntary, involuntary or by merger, exchange, consolidation, bankruptcy or other operation of Law, including (a) in the case of an asset owned by a natural person, a transfer of the asset upon the death of its owner, whether by will, intestate succession or otherwise, (b) in the case of an asset owned by a Person that is not a natural person, a distribution of the asset, including in connection with the dissolution, liquidation, winding up or termination of the Person (other than a liquidation under a deemed termination solely for tax purposes), and (c) a disposition in connection with, or in lieu of, a foreclosure of an Encumbrance on the asset; provided, that the creation of an Encumbrance on an asset shall not constitute a Transfer of the asset.

“Underlying Agreement” means any agreement, conveyance or instrument to which any of the Properties are subject and that contain unperformed, ongoing or surviving obligations or liabilities of any party, including the Leases and the other agreements, conveyances and instruments (other than mining claims) described on Exhibit A.

2.               Terms Defined in the Agreement. As used in the Agreement, the following terms have the meanings given in the Agreement where indicated below:

Defined Term	Where Defined
AAA Rules	Section 6.8(c)
Acquiring Member	Section 10.1(b)
Agreed Contribution Default	Section 3.4
Agreed Contribution	Section 3.3
Agreement	Introductory paragraph
Amendment	Section 6.5
COC Acquiror	Section 8.6(a)
COC Member	Section 8.6(b)
COC Notice	Section 8.6(a)
Contributing Member	Section 6.6(b)
Covered Real Property	Section 10.1(a)

Appendix A – Definitions: Page 9

CTA	Section 2.9
Default Amount	Section 3.6(a)
Default Loan	Section 3.6(b)
Delinquent Member	Section 3.6(a)
Drag Along Notice	Section 8.5(b)
Drag Along Right	Section 8.5(a)
Effective Date	Introductory paragraph
Excess Contribution	Section 6.6(b)
Indemnified Member Parties	Section 4.3(a)
Indemnifying Member	Section 4.3(a)
Independent Accountant	Section 6.13
Insolvent Member	Section 3.8(a)
Joint Funding	Section 3.3
JORC Code	Section 5.2(f)(xv)
Major Decision	Section 5.2(f)
Majority Member	Section 8.5(a)
Management Committee	Section 5.2(a)
Manager	Section 5.3
Minority Member	Section 8.5(a)
NI 43-101	Section 5.2(f)(xv)
Non-Contributing Member	Section 6.6(a)
Non-Contribution Notice	Section 6.6(a)
Non-Defaulting Member	Section 3.6(a)
Notified Member	Section 8.4(a)
Offer	Section 8.4(a)
Offer Notice	Section 8.4(a)
Offered Price	Section 8.4(a)
Offered Terms	Section 8.4(a)
Offering Member	Section 8.6(a)
Permitted Interest Encumbrance	Section 8.2(b)
Permitted Transfer	Section 8.2(a)
Potential Acquiror	Section 8.4(a)
Proposed COC Transaction	Section 8.6(a)
Receiving Member	Section 8.6(a)
Representative	Section 5.2(a)
Requesting Member	Section 7.3(b)
ROFR	Section 8.4(b)(i)
Selling Member	Section 8.4(a)
SLE	Introductory paragraph
SLE Products	Section 7.3(a)
Stakeholder	Appendix A
Tag Along Right	Section 8.4(b)(ii)
Tax Distribution	Section 7.1(d)
Underfunded Amount	Section 6.6(a)
Usuran	Introductory paragraph
Usuran Products	Section 7.3(a)

Appendix A – Definitions: Page 10

EXHIBIT A

Property Description and Area of Interest

Property Description

1.	Mining Leases

Patterson

1.          Uranium and Mineral Lease Agreement, effective May 18, 2011, as amended April 1, 2015, by and between Kerri Jo Paddock, f/k/a Kerri Jo Patterson, and James Walter Patterson and Stakeholder Energy, LLC, and Memorandum thereof, recorded July 12, 2018, in Book 1647, Page 46, as Document No. 1072398.

Henry

2.          Uranium and Mineral Lease Agreement, effective September 12, 2011, as amended April 1, 2015, by and between Henry Land Company, LP and Stakeholder Energy, LLC, and Memorandum thereof, recorded January 11, 2018, in Book 1631, Page 74, as Document No. 1066360.

3.          Uranium and Mineral Lease Agreement, effective December 9, 2014, as amended April 1, 2015, by and between Susan Kay Henry, Trustee of the Susan Kay Henry Revocable Trust dated February 20, 2008, and Stakeholder Energy, LLC, and Memorandum thereof, recorded January 11, 2018, in Book 1631, Page 78 as Document No. 1066361.

Allemand

4.          Uranium and Mineral Lease Agreement, effective May 18, 2011, as amended January 1, 2016, by and between L. Raymond Allemand, as Trustee of a Mineral Trust established under a Mineral Trust Indenture dated June 9, 1998, and Stakeholder Energy, LLC, and Memorandum thereof, recorded June 6, 2017, Book 1615, Page 307, as Document No. 1059817.

5.          Uranium and Mineral Lease Agreement, effective May 18, 2011, as amended January 1, 2016, between L. Raymond Allemand, as Trustee of the Helen B. Allemand Irrevocable Trust Indenture dated December 8, 1990, and Stakeholder Energy, LLC, and Memorandum thereof, recorded June 6, 2017, in Book 1615, Page 303, as Document No. 1059816.

6.          Partial Release of Uranium and Mineral Lease Agreement Acreage, dated November 1, 2016, recorded November 2, 2016, in Book 1599, Page 185, as Document No. 1054361, by and between L. Raymond Allemand, as Trustee of the Helen B. Allemand Irrevocable Trust Indenture dated December 8, 1990, and Stakeholder Energy, LLC.

7.          Partial Release of Uranium and Mineral Lease Agreement Acreage, dated November 1, 2016, recorded November 2, 2016, in Book 1599, Page 187, as Document No. 1054362, by and between L. Raymond Allemand as Trustee of a Mineral Trust established under a Mineral Trust Indenture dated June 9, 1998, and Stakeholder Energy, LLC.

Exhibit A – Property Description: Page 1

8.          Uranium and Mineral Lease Agreement, effective May 18, 2011, as amended January 1, 2016, by and between Dave R. Allemand and Stakeholder Energy, LLC, and Memorandum thereof, recorded June 6, 2017, in Book 1615, Page 319, as Document No. 1059820.

9.          Uranium and Mineral Lease Agreement, effective May 18, 2011, as amended January 1, 2016, by and between Donald R. Allemand and Stakeholder Energy, LLC, and Memorandum thereof, recorded June 6, 2017, in Book 1615, Page 323, as Document No. 1059821.

10.        Uranium and Mineral Lease Agreement, effective May 18, 2011, as amended January 1, 2016, by and between Barbara Allemand Beckner and Stakeholder Energy, LLC, and Memorandum thereof, recorded on December 4, 2017, in Book 1627, Page 366 as Document No. 1065134.

11.        Uranium and Mineral Lease Agreement, effective May 18, 2011, as amended January 1, 2016, by and between Becky Allemand Djernes and Stakeholder Energy, LLC, and Memorandum thereof, recorded November 22, 2017, in Book 1626, Page 878, as Document No. 1064910.

12.        Uranium and Mineral Lease Agreement, effective May 18, 2011, as amended January 1, 2016, by and between Robin L. Marvin f/k/a Robin L. Hildebrand and Stakeholder Energy, LLC, and Memorandum thereof, recorded June 6, 2017, in Book 1615, Page 311, as Document No. 1059818.

13.        Uranium and Mineral Lease Agreement, effective May 18, 2011, as amended January 1, 2016, by and between Roger D. Hildebrand and Stakeholder Energy, LLC, and Memorandum thereof, recorded June 6, 2017, in Book 1615, Page 315, as Document No. 1059819.

2.	Mining Claims

				County
				Recording
Claim		Legacy Serial	Township Range	(Instrument
Name	Serial Number	Number	Section	No.)
SEH #419	WY101380876	WMC298854	37N 75W 024	965142
SEH #420	WY101380877	WMC298855	37N 75W 024	965143
SEH #421	WY101380878	WMC298856	37N 75W 024	965144
SEH #434	WY101380879	WMC298869	37N 75W 014	965157
SEH #435	WY101380880	WMC298870	37N 75W 014	965158
SEH #436	WY101380881	WMC298871	37N 75W 014	965159
SEH #437	WY101380882	WMC298872	37N 75W 014	965160
SEH #438	WY101380883	WMC298873	37N 75W 014	965161
SEH #439	WY101380884	WMC298874	37N 75W 014	965162
SEH #440	WY101382082	WMC298875	37N 75W 014	965163
SEH #441	WY101382083	WMC298876	37N 75W 014	965164
SEH #442	WY101382084	WMC298877	37N 75W 023	965165
SEH #443	WY101382085	WMC298878	37N 75W 023	965166

Exhibit A – Property Description: Page 2

				County
				Recording
Claim		Legacy Serial	Township Range	(Instrument
Name	Serial Number	Number	Section	No.)
SEH #444	WY101382086	WMC298879	37N 75W 023	965167
SEH #445	WY101382087	WMC298880	37N 75W 023	965168
SEH #446	WY101382088	WMC298881	37N 75W 023	965169
SEH #447	WY101382089	WMC298882	37N 75W 023	965170
SEH #448	WY101382090	WMC298883	37N 75W 023	965171
SEH #449	WY101382091	WMC298884	37N 75W 023	965172
SEH #450	WY101382092	WMC298885	37N 75W 023	965173
SEH #451	WY101382093	WMC298886	37N 75W 023	965174
SEH #452	WY101382094	WMC298887	37N 75W 023	965175
SEH #453	WY101382095	WMC298888	37N 75W 023	965176
SEH #454	WY101382096	WMC298889	37N 75W 023	965177
SEH #455	WY101382097	WMC298890	37N 75W 023	965178
SEH #456	WY101382098	WMC298891	37N 75W 023	965179
SEH #457	WY101382099	WMC298892	37N 75W 023	965180
SEH #458	WY101382100	WMC298893	37N 75W 023	965181
SEH #459	WY101382101	WMC298894	37N 75W 023	965182
SEH #460	WY101382102	WMC298895	37N 75W 023	965183
SEH #461	WY101383238	WMC298896	37N 75W 023	965184
SEH #462	WY101383239	WMC298897	37N 75W 023	965185
SEH #463	WY101383240	WMC298898	37N 75W 023	965186
SEH #464	WY101383241	WMC298899	37N 75W 023	965187
SEH #465	WY101383242	WMC298900	37N 75W 023	965188
SEH #466	WY101383243	WMC298901	37N 75W 023	965189
SEH #467	WY101383244	WMC298902	37N 75W 023	965190
SEH #468	WY101383245	WMC298903	37N 75W 023	965191
SEH #469	WY101383246	WMC298904	37N 75W 023	965192
SEH #470	WY101383247	WMC298905	37N 75W 023	965193
SEH #471	WY101383248	WMC298906	37N 75W 023	965194
SEH #490	WY101383249	WMC298925	37N 75W 022	965213

Exhibit A – Property Description: Page 3

				County
				Recording
Claim		Legacy Serial	Township Range	(Instrument
Name	Serial Number	Number	Section	No.)
SEH #491	WY101383250	WMC298926	37N 75W 022	965214
SEH #492	WY101383251	WMC298927	37N 75W 022	965215
SEH #493	WY101383252	WMC298928	37N 75W 022	965216
SEH #494	WY101383253	WMC298929	37N 75W 022	965217
SEH #495	WY101383254	WMC298930	37N 75W 022	965218
SEH #496	WY101383255	WMC298931	37N 75W 022	965219
SEH #497	WY101383256	WMC298932	37N 75W 022	965220
SEH #498	WY101383257	WMC298933	37N 75W 022	965221
SEH #499	WY101383258	WMC298934	37N 75W 022	965222
SEH #500	WY101384278	WMC298935	37N 75W 022	965223
SEH #501	WY101384279	WMC298936	37N 75W 022	965224
SEH #502	WY101384280	WMC298937	37N 75W 022	965225
SEH #503	WY101384281	WMC298938	37N 75W 022	965226
SEH #504	WY101384282	WMC298939	37N 75W 022	965227
SEH #505	WY101384401	WMC298940	37N 75W 022	965228
SEH #506	WY101384402	WMC298941	37N 75W 022	965229
SEH #507	WY101384403	WMC298942	37N 75W 022	965230
SEH #508	WY101384404	WMC298943	37N 75W 022	965231
SEH #509	WY101384405	WMC298944	37N 75W 022	965232
SEH #510	WY101384406	WMC298945	37N 75W 022	965233
SEH #511	WY101384407	WMC298946	37N 75W 022	965234
SEH #512	WY101384408	WMC298947	37N 75W 022	965235
SEH #513	WY101384409	WMC298948	37N 75W 022	965236
SEH #514	WY101384410	WMC298949	37N 75W 022	965237
SEH #515	WY101384411	WMC298950	37N 75W 022	965238
SEH #516	WY101384412	WMC298951	37N 75W 022	965239
SEH #517	WY101384413	WMC298952	37N 75W 022	965240
SEH #518	WY101384414	WMC298953	37N 75W 022	965241
SEH #519	WY101384415	WMC298954	37N 75W 022	965242

Exhibit A – Property Description: Page 4

				County
				Recording
Claim		Legacy Serial	Township Range	(Instrument
Name	Serial Number	Number	Section	No.)
SEH #520	WY101384416	WMC298955	37N 75W 022	965243
SEH #521	WY101385464	WMC298956	37N 75W 022	965244
SEH #522	WY101385465	WMC298957	37N 75W 022	965245
SEH #523	WY101385466	WMC298958	37N 75W 022	965246
SEH #524	WY101385467	WMC298959	37N 75W 022	965247
SEH #525	WY101385468	WMC298960	37N 75W 022	965248
SEH #526	WY101385469	WMC298961	37N 75W 027	965272
SEH #527	WY101385470	WMC298962	37N 75W 027	965273
SEH #528	WY101385471	WMC298963	37N 75W 027	965274
SEH #529	WY101385472	WMC298964	37N 75W 027	965275
SEH #530	WY101385473	WMC298965	37N 75W 027	965276
SEH #531	WY101385474	WMC298966	37N 75W 027	965277
SEH #532	WY101385475	WMC298967	37N 75W 027	965278
SEH #533	WY101385476	WMC298968	37N 75W 027	965279
SEH #541	WY101385477	WMC298976	37N 75W 028	965287
SEH #542	WY101385478	WMC298977	37N 75W 028	965288
SEH #543	WY101385479	WMC298978	37N 75W 028	965289
SEH #544	WY101385480	WMC298979	37N 75W 028	965290
SEH #546	WY101385481	WMC298981	37N 75W 028	965292
SEH #547	WY101385482	WMC298982	37N 75W 028	965293
SEH #548	WY101385483	WMC298983	37N 75W 028	965294
SEH #549	WY101385484	WMC298984	37N 75W 028	965295
SEA 1	WY101385714	WMC299596	37N 75W 005	966743
SEA 2	WY101385715	WMC299597	37N 75W 005	966414
SEA 9	WY101385725	WMC299604	37N 75W 006	966421
SEA 10	WY101385726	WMC299605	37N 75W 006	966422
SEA 11	WY101385727	WMC299606	37N 75W 006	966423
SEA 12	WY101385728	WMC299607	37N 75W 006	966424
SEA 13	WY101385729	WMC299608	37N 75W 005	966425

Exhibit A – Property Description: Page 5

				County
				Recording
Claim		Legacy Serial	Township Range	(Instrument
Name	Serial Number	Number	Section	No.)
SEA 14	WY101385730	WMC299609	37N 75W 005	966426
SEA 23	WY101385731	WMC299618	38N 75W 031	966435
SEA 24	WY101385732	WMC299619	38N 75W 031	966436
SEA 25	WY101385733	WMC299620	38N 75W 031	966437
SEA 26	WY101385734	WMC299621	38N 75W 031	966438
SEA 27	WY101385735	WMC299622	38N 75W 032	966439
SEA 28	WY101385736	WMC299623	38N 75W 032	966440
SEH #551	WY101386673	WMC298986	37N 75W 028	965297
SEH #552	WY101386674	WMC298987	37N 75W 028	965298
SEH #554	WY101386675	WMC298989	37N 75W 021	965303
SEH #555	WY101386676	WMC298990	37N 75W 021	965304
SEH #556	WY101386677	WMC298991	37N 75W 021	965305
SEH #557	WY101386678	WMC298992	37N 75W 021	965306
SEH #559	WY101386679	WMC298994	37N 75W 021	965308
SEH #560	WY101386680	WMC298995	37N 75W 021	965309
SEH #561	WY101386681	WMC298996	37N 75W 021	965310
SEH #562	WY101386682	WMC298997	37N 75W 021	965311
SEH #564	WY101386683	WMC298999	37N 75W 021	965313
SEH #565	WY101386684	WMC299000	37N 75W 021	965314
SEH #566	WY101386685	WMC299001	37N 75W 021	965315
SEH #567	WY101386686	WMC299002	37N 75W 021	965316
SEH #569	WY101386687	WMC299004	37N 75W 021	965318
SEH #570	WY101386688	WMC299005	37N 75W 021	965319
SEH #571	WY101386689	WMC299006	37N 75W 021	965320
SEH #572	WY101386690	WMC299007	37N 75W 021	965321
SEH #574	WY101386691	WMC299009	37N 75W 020	965323
SEH #575	WY101386692	WMC299010	37N 75W 020	965324
SEH #576	WY101386693	WMC299011	37N 75W 020	965325
SEA 35	WY101386893	WMC299630	38N 75W 031	966447

Exhibit A – Property Description: Page 6

				County
				Recording
Claim		Legacy Serial	Township Range	(Instrument
Name	Serial Number	Number	Section	No.)
SEA 36	WY101386894	WMC299631	38N 75W 031	966448
SEA 37	WY101386895	WMC299632	38N 75W 031	966449
SEA 38	WY101386896	WMC299633	38N 75W 031	966450
SEA 39	WY101386897	WMC299634	38N 75W 032	966451
SEA 40	WY101386898	WMC299635	38N 75W 032	966452
SEA 47	WY101386899	WMC299642	38N 75W 031	966459
SEA 48	WY101386900	WMC299643	38N 75W 031	966460
SEA 49	WY101386901	WMC299644	38N 75W 031	966461
SEA 50	WY101386902	WMC299645	38N 75W 031	966462
SEA 51	WY101386903	WMC299646	38N 75W 032	966463
SEA 52	WY101386904	WMC299647	38N 75W 032	966464
SEA 76	WY101386905	WMC299671	38N 75W 030	966488
SEA 77	WY101386906	WMC299672	38N 75W 030	966489
SEA 78	WY101386907	WMC299673	38N 75W 029	966490
SEA 79	WY101386908	WMC299674	38N 75W 029	966491
SEA 80	WY101386909	WMC299675	38N 75W 029	966492
SEA 88	WY101386910	WMC299683	38N 75W 030	966500
SEA 89	WY101386911	WMC299684	38N 75W 030	966501
SEA 90	WY101386912	WMC299685	38N 75W 029	966502
SEA 91	WY101386913	WMC299686	38N 75W 029	966503
SEH #577	WY101387876	WMC299012	37N 75W 020	965326
SEH #578	WY101387877	WMC299013	37N 75W 020	965327
SEH #579	WY101387878	WMC299014	37N 75W 020	965328
SEH #580	WY101387879	WMC299015	37N 75W 020	965329
SEH #581	WY101387880	WMC299016	37N 75W 020	965330
SEH #582	WY101387881	WMC299017	37N 75W 020	965331
SEH #583	WY101387882	WMC299018	37N 75W 020	965332
SEH #584	WY101387883	WMC299019	37N 75W 020	965333
SEH #585	WY101387884	WMC299020	37N 75W 020	965334

Exhibit A – Property Description: Page 7

				County
				Recording
Claim		Legacy Serial	Township Range	(Instrument
Name	Serial Number	Number	Section	No.)
SEH #586	WY101387885	WMC299021	37N 75W 020	965335
SEH #587	WY101387886	WMC299022	37N 75W 020	965336
SEH #588	WY101387887	WMC299023	37N 75W 020	965337
SEH #589	WY101387888	WMC299024	37N 75W 020	965338
SEH #590	WY101387889	WMC299025	37N 75W 020	965339
SEH #591	WY101387890	WMC299026	37N 75W 020	965340
SEH #592	WY101387891	WMC299027	37N 75W 017	965341
SEH #593	WY101387892	WMC299028	37N 75W 017	965342
SEH #594	WY101387893	WMC299029	37N 75W 017	965343
SEH #595	WY101387894	WMC299030	37N 75W 017	965344
SEH #596	WY101387895	WMC299031	37N 75W 017	965345
SEH #597	WY101387896	WMC299032	37N 75W 017	965346
SEA 92	WY101388063	WMC299687	38N 75W 029	966504
SEA 100	WY101388064	WMC299695	38N 75W 030	966512
SEA 101	WY101388065	WMC299696	38N 75W 030	966513
SEA 102	WY101388066	WMC299697	38N 75W 029	966514
SEA 103	WY101388067	WMC299698	38N 75W 029	966515
SEA 104	WY101388068	WMC299699	38N 75W 029	966516
SEA 105	WY101388069	WMC299700	38N 75W 029	966517
SEA 106	WY101388070	WMC299701	38N 75W 029	966518
SEA 114	WY101388071	WMC299709	38N 75W 019	966526
SEA 115	WY101388072	WMC299710	38N 75W 019	966527
SEA 116	WY101388073	WMC299711	38N 75W 020	966528
SEA 117	WY101388074	WMC299712	38N 75W 020	966529
SEA 118	WY101388075	WMC299713	38N 75W 020	966530
SEA 126	WY101388076	WMC299721	38N 75W 019	966538
SEA 127	WY101388077	WMC299722	38N 75W 019	966539
SEA 128	WY101388078	WMC299723	38N 75W 020	966540
SEA 129	WY101388079	WMC299724	38N 75W 020	966541

Exhibit A – Property Description: Page 8

				County
				Recording
Claim		Legacy Serial	Township Range	(Instrument
Name	Serial Number	Number	Section	No.)
SEA 130	WY101388080	WMC299725	38N 75W 020	966542
SEA 131	WY101388081	WMC299726	38N 75W 020	966543
SEA 132	WY101388082	WMC299727	38N 75W 020	966544
SEA 133	WY101388083	WMC299728	38N 75W 020	966545
SEA 740	WY101388086	WMC300618	38N 75W 011	967804
SEA 741	WY101388087	WMC300619	38N 75W 011	967805
SEA 742	WY101388088	WMC300620	38N 75W 011	967806
SEA 743	WY101388089	WMC300621	38N 75W 011	967807
SEA 744	WY101388090	WMC300622	38N 75W 011	967808
SEH #598	WY101389073	WMC299033	37N 75W 017	965347
SEH #599	WY101389074	WMC299034	37N 75W 017	965348
SEH #600	WY101389075	WMC299035	37N 75W 017	965349
SEH #601	WY101389076	WMC299036	37N 75W 017	965350
SEH #602	WY101389077	WMC299037	37N 75W 017	965351
SEH #603	WY101389078	WMC299038	37N 75W 017	965352
SEH #604	WY101389079	WMC299039	37N 75W 017	965353
SEH #605	WY101389080	WMC299040	37N 75W 017	965354
SEH #606	WY101389081	WMC299041	37N 75W 017	965355
SEH #607	WY101389082	WMC299042	37N 75W 017	965356
SEH #608	WY101389083	WMC299043	37N 75W 017	965357
SEH #609	WY101389084	WMC299044	37N 75W 017	965358
SEH #610	WY101389085	WMC299045	37N 75W 017	965359
SEH #611	WY101389086	WMC299046	37N 75W 017	965360
SEH #612	WY101389087	WMC299047	37N 75W 017	965361
SEH #613	WY101389088	WMC299048	37N 75W 017	965362
SEH #614	WY101389089	WMC299049	37N 75W 017	965363
SEH #615	WY101389090	WMC299050	37N 75W 017	965364
SEH #616	WY101389091	WMC299051	37N 75W 017	965365
SEH #617	WY101389092	WMC299052	37N 75W 017	965366

Exhibit A – Property Description: Page 9

				County
				Recording
Claim		Legacy Serial	Township Range	(Instrument
Name	Serial Number	Number	Section	No.)
SEH #618	WY101389093	WMC299053	37N 75W 017	965367
SEA 134	WY101389270	WMC299729	38N 75W 020	966546
SEA 135	WY101389271	WMC299730	38N 75W 020	966547
SEA 136	WY101389272	WMC299731	38N 75W 020	966548
SEA 137	WY101389273	WMC299732	38N 75W 020	966549
SEA 138	WY101389274	WMC299733	38N 75W 020	966550
SEA 139	WY101389275	WMC299734	38N 75W 020	966551
SEA 140	WY101389276	WMC299735	38N 75W 020	966552
SEA 141	WY101389277	WMC299736	38N 75W 020	966553
SEA 142	WY101389278	WMC299737	38N 75W 020	966554
SEA 143	WY101389279	WMC299738	38N 75W 020	966555
SEA 144	WY101389280	WMC299739	38N 75W 020	966556
SEA 145	WY101389281	WMC299740	38N 75W 020	966557
SEA 146	WY101389282	WMC299741	38N 75W 020	966558
SEA 147	WY101389283	WMC299742	38N 75W 020	966559
SEA 148	WY101389284	WMC299743	38N 75W 020	966560
SEA 158	WY101389285	WMC299753	38N 75W 017	966570
SEA 159	WY101389286	WMC299754	38N 75W 017	966571
SEA 160	WY101389287	WMC299755	38N 75W 017	966572
SEA 161	WY101389288	WMC299756	38N 75W 017	966573
SEA 162	WY101389289	WMC299757	38N 75W 017	966574
SEA 163	WY101389290	WMC299758	38N 75W 017	966575
SEH #621	WY101390283	WMC299056	37N 75W 017	965370
SEH #622	WY101390284	WMC299057	37N 75W 017	965371
SEH #623	WY101390285	WMC299058	37N 75W 017	965372
SEH #624	WY101390286	WMC299059	37N 75W 017	965373
SEH #625	WY101390287	WMC299060	37N 75W 017	965374
SEH #626	WY101390288	WMC299061	37N 75W 017	965375
SEH #627	WY101390289	WMC299062	37N 75W 017	965376

Exhibit A – Property Description: Page 10

				County
				Recording
Claim		Legacy Serial	Township Range	(Instrument
Name	Serial Number	Number	Section	No.)
SEA 605	WY101410041	WMC300200	39N 75W 033	967018
SEA 606	WY101410042	WMC300201	39N 75W 033	967019
SEA 607	WY101410043	WMC300202	39N 75W 033	967020
SEA 611	WY101410044	WMC300206	39N 75W 028	967024
SEA 612	WY101410045	WMC300207	39N 75W 028	967025
SEA 613	WY101410046	WMC300208	39N 75W 028	967026
SEA 614	WY101410047	WMC300209	39N 75W 028	967027
SEA 625	WY101410048	WMC300220	39N 75W 028	967038
SEA 626	WY101410049	WMC300221	39N 75W 028	967039
SEA 627	WY101410050	WMC300222	39N 75W 028	967040
SEA 628	WY101410051	WMC300223	39N 75W 028	967041
SEH#861	WY101410128	WMC311846	37N 74W 007 and 008	1048925
SEH#862	WY101410129	WMC311847	37N 74W 007	1048926
SEH#863	WY101410130	WMC311848	37N 74W 007	1048927
SEA 164	WY101470491	WMC299759	38N 75W 017	966576
SEA 165	WY101470492	WMC299760	38N 75W 017	966577
SEA 166	WY101470493	WMC299761	38N 75W 017	966578
SEA 185	WY101470494	WMC299780	38N 75W 017	966597
SEA 186	WY101470495	WMC299781	38N 75W 017	966598
SEA 187	WY101470496	WMC299782	38N 75W 017	966599
SEA 188	WY101470497	WMC299783	38N 75W 017	966600
SEA 189	WY101470498	WMC299784	38N 75W 017	966601
SEA 190	WY101470499	WMC299785	38N 75W 008	966602
SEA 191	WY101470500	WMC299786	38N 75W 008	966603
SEA 192	WY101470501	WMC299787	38N 75W 008	966604
SEA 193	WY101470502	WMC299788	38N 75W 008	966605
SEA 194	WY101470503	WMC299789	38N 75W 008	966606
SEA 195	WY101470504	WMC299790	38N 75W 008	966607
SEA 196	WY101470505	WMC299791	38N 75W 008	966608

Exhibit A – Property Description: Page 11

				County
				Recording
Claim		Legacy Serial	Township Range	(Instrument
Name	Serial Number	Number	Section	No.)
SEA 206	WY101470506	WMC299801	38N 75W 008	966618
SEA 207	WY101470507	WMC299802	38N 75W 008	966619
SEA 208	WY101470508	WMC299803	38N 75W 008	966620
SEA 212	WY101470509	WMC299807	38N 75W 008	966624
SEA 213	WY101470510	WMC299808	38N 75W 008	966625
SEA 214	WY101470511	WMC299809	38N 75W 008	966626
SEA 218	WY101471670	WMC299813	38N 75W 008	966630
SEA 219	WY101471671	WMC299814	38N 75W 008	966631
SEA 220	WY101471672	WMC299815	38N 75W 008	966632
SEA 224	WY101471673	WMC299819	38N 75W 005	966636
SEA 225	WY101471674	WMC299820	38N 75W 005	966637
SEA 226	WY101471675	WMC299821	38N 75W 005	966638
SEA 227	WY101471676	WMC299822	38N 75W 005	966639
SEA 249	WY101471677	WMC299844	38N 75W 005	966661
SEA 250	WY101471678	WMC299845	38N 75W 005	966662
SEA 251	WY101471679	WMC299846	38N 75W 005	966663
SEA 252	WY101471680	WMC299847	38N 75W 005	966664
SEA 253	WY101471681	WMC299848	38N 75W 005	966665
SEA 254	WY101471682	WMC299849	38N 75W 005	966666
SEA 265	WY101471683	WMC299860	38N 75W 005	966677
SEA 266	WY101471684	WMC299861	38N 75W 005	966678
SEA 267	WY101471685	WMC299862	38N 75W 005	966679
SEA 268	WY101471686	WMC299863	38N 75W 005	966680
SEA 269	WY101471687	WMC299864	38N 75W 005	966681
SEA 270	WY101471688	WMC299865	38N 75W 005	966682
SEA 297	WY101471689	WMC299892	39N 75W 032	966709
SEA 298	WY101471690	WMC299893	39N 75W 032	966710
SEH #534	WY101472610	WMC298969	37N 75W 027	965280
SEA 299	WY101473905	WMC299894	39N 75W 032	966711

Exhibit A – Property Description: Page 12

				County
				Recording
Claim		Legacy Serial	Township Range	(Instrument
Name	Serial Number	Number	Section	No.)
SEA 311	WY101473906	WMC299906	39N 75W 032	966723
SEA 312	WY101473907	WMC299907	39N 75W 032	966724
SEA 313	WY101473908	WMC299908	39N 75W 032	966725
SEA 314	WY101473909	WMC299909	39N 75W 032	966726
SEA 315	WY101473910	WMC299910	39N 75W 032	966727
SEA 316	WY101473911	WMC299911	39N 75W 032	966728
SEA 317	WY101473912	WMC299912	39N 75W 032	966729
SEA 329	WY101473913	WMC299924	39N 75W 032	966741
SEA 330	WY101473914	WMC299925	39N 75W 032	966742
SEA 331	WY101473915	WMC299926	39N 75W 032	966744
SEA 332	WY101473916	WMC299927	39N 75W 032	966745
SEA 333	WY101473917	WMC299928	39N 75W 032	966746
SEA 334	WY101473918	WMC299929	39N 75W 032	966747
SEA 335	WY101473919	WMC299930	39N 75W 032	966748
SEA 395	WY101473920	WMC299990	38N 75W 028	966808
SEA 396	WY101473921	WMC299991	38N 75W 028	966809
SEA 440	WY101473922	WMC300035	38N 75W 015	966853
SEA 441	WY101473923	WMC300036	38N 75W 015	966854
SEA 442	WY101473924	WMC300037	38N 75W 015	966855
SEA 452	WY101473925	WMC300047	38N 75W 015	966865
SEA 453	WY101474916	WMC300048	38N 75W 015	966866
SEA 590	WY101474917	WMC300185	39N 75W 033	967003
SEA 591	WY101474918	WMC300186	39N 75W 033	967004
SEA 592	WY101474919	WMC300187	39N 75W 033	967005
SEA 593	WY101474920	WMC300188	39N 75W 033	967006
SEA 594	WY101474921	WMC300189	39N 75W 033	967007
SEA 601	WY101474922	WMC300196	39N 75W 033	967014
SEA 602	WY101474923	WMC300197	39N 75W 033	967015
SEA 603	WY101474924	WMC300198	39N 75W 033	967016

Exhibit A – Property Description: Page 13

				County
				Recording
Claim		Legacy Serial	Township Range	(Instrument
Name	Serial Number	Number	Section	No.)
SEA 604	WY101474925	WMC300199	39N 75W 033	967017
SEP#679	WY101560644	WMC301845	38N 74W 032	971733
SEP#680	WY101560645	WMC301846	38N 74W 032	971734
SEP#681	WY101560646	WMC301847	38N 74W 032	971735
SEP#682	WY101560647	WMC301848	38N 74W 032	971736
SEP#683	WY101560648	WMC301849	38N 74W 032	971737
SEP#684	WY101560649	WMC301850	38N 74W 032	971738
SEP#685	WY101560650	WMC301851	38N 74W 032	971739
SEP#686	WY101560651	WMC301852	38N 74W 032	971740
SEP#687	WY101560652	WMC301853	38N 74W 032	971741
SEP#688	WY101560653	WMC301854	38N 74W 032	971742
SEP#689	WY101560654	WMC301855	38N 74W 029	971743
SEP#690	WY101560655	WMC301856	38N 74W 029	971744
SEP#691	WY101560656	WMC301857	38N 74W 029	971745
SEP#692	WY101560657	WMC301858	38N 74W 029	971746
SEP#693	WY101560658	WMC301859	38N 74W 029	971747
SEP#694	WY101560659	WMC301860	38N 74W 029	971748
SEP#695	WY101560660	WMC301861	38N 74W 029	971749
SEP#696	WY101560661	WMC301862	38N 74W 029	971750
SEP#697	WY101560662	WMC301863	38N 74W 029	971751
SEP#698	WY101560663	WMC301864	38N 74W 029	971752
SEP#699	WY101560664	WMC301865	38N 74W 029	971753
SEP#700	WY101561444	WMC301866	38N 74W 029	971754
SEP#701	WY101561445	WMC301867	38N 74W 029	971755
SEP#702	WY101561446	WMC301868	38N 74W 029	971756
SEP#703	WY101561447	WMC301869	38N 74W 029	971757
SEP#704	WY101561448	WMC301870	38N 74W 029	971758
SEP#705	WY101561449	WMC301871	38N 74W 029	971759
SEP#706	WY101561450	WMC301872	38N 74W 020	971760

Exhibit A – Property Description: Page 14

				County
				Recording
Claim		Legacy Serial	Township Range	(Instrument
Name	Serial Number	Number	Section	No.)
SEP#707	WY101561451	WMC301873	38N 74W 020	971761
SEP#708	WY101561452	WMC301874	38N 74W 020	971762
SEP#709	WY101561453	WMC301875	38N 74W 020	971763
SEP#710	WY101561454	WMC301876	38N 74W 020	971764
SEP#711	WY101561455	WMC301877	38N 74W 020	971765
SEP#712	WY101561456	WMC301878	38N 74W 020	971766
SEP#713	WY101561457	WMC301879	38N 74W 020	971767
SEP#714	WY101561458	WMC301880	38N 74W 020	971768
SEP#715	WY101561459	WMC301881	38N 74W 020	971769
SEP#716	WY101561460	WMC301882	38N 74W 020	971770
SEP#717	WY101561461	WMC301883	38N 74W 020	971771
SEP#718	WY101561462	WMC301884	38N 74W 020	971772
SEP#719	WY101561463	WMC301885	38N 74W 020	971773
SEP#720	WY101561464	WMC301886	38N 74W 020	971774
SEP#721	WY101562244	WMC301887	38N 74W 020	971775
SEP#722	WY101562245	WMC301888	38N 74W 020	971776
SEP#723	WY101562246	WMC301889	38N 74W 033	971777
SEP#724	WY101562247	WMC301890	38N 74W 033	971778
SEP#725	WY101562248	WMC301891	38N 74W 033	971779
SEP#726	WY101562249	WMC301892	38N 74W 033	971780
SEP#727	WY101562250	WMC301893	38N 74W 033	971781
SEP#728	WY101562251	WMC301894	38N 74W 033	971782
SEP#729	WY101562252	WMC301895	38N 74W 028	971783
SEP#730	WY101562253	WMC301896	38N 74W 028	971784
SEP#731	WY101562254	WMC301897	38N 74W 028	971785
SEP#732	WY101562255	WMC301898	38N 74W 028	971786
SEP#733	WY101562256	WMC301899	38N 74W 028	971787
SEP#734	WY101562257	WMC301900	38N 74W 028	971788
SEP#735	WY101562258	WMC301901	38N 74W 028	971789

Exhibit A – Property Description: Page 15

				County
				Recording
Claim		Legacy Serial	Township Range	(Instrument
Name	Serial Number	Number	Section	No.)
SEP#736	WY101562259	WMC301902	38N 74W 028	971790
SEH#137	WY101654738	WMC295940	37N 74W 008	953200
SEH#138	WY101654739	WMC295941	37N 74W 008	953201
SEH#139	WY101654740	WMC295942	37N 74W 008	953202
SEH#140	WY101654741	WMC295943	37N 74W 008	953203
SEH#141	WY101654742	WMC295944	37N 74W 008	953204
SEH#142	WY101654743	WMC295945	37N 74W 008	953205
SEH#143	WY101654744	WMC295946	37N 74W 008	953206
SEH#144	WY101654745	WMC295947	37N 74W 008	953207
SEH#145	WY101654746	WMC295948	37N 74W 008	953208
SEH#146	WY101654747	WMC295949	37N 74W 008	953209
SEH#147	WY101654748	WMC295950	37N 74W 008	953210
SEH#148	WY101654749	WMC295951	37N 74W 008	953211
SEH#149	WY101654750	WMC295952	37N 74W 008	953212
SEH#150	WY101654751	WMC295953	37N 74W 008	953213
SEH#155	WY101654752	WMC295958	37N 74W 005	953218
SEH#156	WY101654753	WMC295959	37N 74W 005	953219
SEH#157	WY101654754	WMC295960	37N 74W 005	953220
SEH#158	WY101654755	WMC295961	37N 74W 005	953221
SEH#159	WY101654756	WMC295962	37N 74W 005	953222
SEH#162	WY101654757	WMC295965	37N 74W 005	953225
SEH#163	WY101654758	WMC295966	37N 74W 005	953226
SEH#164	WY101655355	WMC295967	37N 74W 005	953078
SEH#165	WY101655356	WMC295968	37N 74W 005	953079
SEH#166	WY101655357	WMC295969	37N 74W 005	953080
SEH#167	WY101655358	WMC295970	37N 74W 005	953077
SEH#168	WY101656576	WMC295971	37N 74W 005	953076
SEH#169	WY101656577	WMC295972	37N 74W 005	953075
SEH#170	WY101656578	WMC295973	37N 74W 005	953074

Exhibit A – Property Description: Page 16

				County
				Recording
Claim		Legacy Serial	Township Range	(Instrument
Name	Serial Number	Number	Section	No.)
SEH#171	WY101656579	WMC295974	37N 74W 005	953073
SEH#1	WY101659179	WMC295804	37N 75W 024	953231
SEH#2	WY101659180	WMC295805	37N 75W 024	953232
SEH#3	WY101659972	WMC295806	37N 75W 024	953233
SEH#4	WY101659973	WMC295807	37N 75W 024	953234
SEH#5	WY101659974	WMC295808	37N 75W 024	953235
SEH#6	WY101659975	WMC295809	37N 75W 024	953236
SEH#7	WY101659976	WMC295810	37N 75W 024	953237
SEH#8	WY101659977	WMC295811	37N 75W 024	953238
SEH#9	WY101659978	WMC295812	37N 75W 024	953239
SEH#10	WY101659979	WMC295813	37N 75W 024	953240
SEH#11	WY101659980	WMC295814	37N 75W 024	953241
SEH#12	WY101659981	WMC295815	37N 75W 024	953242
SEH#13	WY101659982	WMC295816	37N 75W 024	953243
SEH#14	WY101659983	WMC295817	37N 75W 024	953244
SEH#15	WY101659984	WMC295818	37N 75W 024	953245
SEH#16	WY101659985	WMC295819	37N 75W 024	953246
SEH#17	WY101880538	WMC295820	37N 75W 024	953247
SEH#18	WY101880539	WMC295821	37N 75W 024	953248
SEH#19	WY101880540	WMC295822	37N 75W 024	953249
SEH#20	WY101880541	WMC295823	37N 75W 024	953250
SEH#21	WY101880542	WMC295824	37N 75W 024	953251
SEH#22	WY101880543	WMC295825	37N 75W 024	953252
SEH#23	WY101880544	WMC295826	37N 75W 024	953253
SEH#24	WY101880545	WMC295827	37N 75W 024	953254
SEH#25	WY101880546	WMC295828	37N 75W 024	953255
SEH#26	WY101880547	WMC295829	37N 75W 024	953256
SEH#27	WY101880548	WMC295830	37N 75W 024	953257
SEH#28	WY101880549	WMC295831	37N 75W 024	953258

Exhibit A – Property Description: Page 17

				County
				Recording
Claim		Legacy Serial	Township Range	(Instrument
Name	Serial Number	Number	Section	No.)
SEH#29	WY101880550	WMC295832	37N 75W 024	953259
SEH#30	WY101880551	WMC295833	37N 75W 013	953260
SEH#31	WY101880552	WMC295834	37N 75W 013	953261
SEH#33	WY101880553	WMC295836	37N 75W 013	953263,
				amended at
				966408
SEH#34	WY101880554	WMC295837	37N 75W 013	953264,
				amended at
				966409
SEH#35	WY101880555	WMC295838	37N 75W 013	953265,
				amended at
				966410
SEH#36	WY101880556	WMC295839	37N 75W 013	953266,
				amended at
				966411
SEH#37	WY101880557	WMC295840	37N 75W 013	953267,
				amended at
				966412
SEH#38	WY101880558	WMC295841	37N 75W 013	953268
SEH#172	WY101880559	WMC295975	37N 74W 005	953072
SEH#173	WY101880560	WMC295976	37N 74W 005	953071
SEH#174	WY101880561	WMC295977	37N 74W 005	953070
SEH#175	WY101880562	WMC295978	37N 74W 005	953069
SEH#176	WY101880563	WMC295979	37N 74W 005	953068
SEH#177	WY101880564	WMC295980	37N 74W 005	953067
SEH#178	WY101880565	WMC295981	37N 74W 005	953066
SEH#179	WY101880566	WMC295982	37N 74W 005	953065
SEH#180	WY101880567	WMC295983	37N 74W 005	953064
SEH#181	WY101880568	WMC295984	37N 74W 005	953063
SEH#182	WY101880569	WMC295985	37N 74W 005	953062
SEH#225	WY101880570	WMC296028	37N 74W 009	953288
SEH#234	WY101880571	WMC296037	37N 74W 009	953297
SEH#243	WY101880572	WMC296046	37N 74W 009	953306
SEH#244	WY101880573	WMC296047	37N 74W 009	953307

Exhibit A – Property Description: Page 18

				County
				Recording
Claim		Legacy Serial	Township Range	(Instrument
Name	Serial Number	Number	Section	No.)
SEH#245	WY101880574	WMC296048	37N 74W 009	953308
SEH#246	WY101880575	WMC296049	37N 74W 009	953309
SEH#247	WY101880576	WMC296050	37N 74W 009	953310
SEH#248	WY101880577	WMC296051	37N 74W 009	953311
SEH#249	WY101880578	WMC296052	37N 74W 004	953312
SEH#250	WY101880579	WMC296053	37N 74W 004	953313
SEH#39	WY101881338	WMC295842	37N 75W 013	953269
SEH#40	WY101881339	WMC295843	37N 75W 013	953270
SEH#41	WY101881340	WMC295844	37N 75W 013	953271
SEH#42	WY101881341	WMC295845	37N 75W 013	953272
SEH#43	WY101881342	WMC295846	37N 75W 013	953273
SEH#44	WY101881343	WMC295847	37N 75W 013	953274
SEH#45	WY101881344	WMC295848	37N 75W 013	953275
SEH#46	WY101881345	WMC295849	37N 75W 013	953276
SEH#47	WY101881346	WMC295850	37N 75W 013	953277
SEH#48	WY101881347	WMC295851	37N 75W 013	953278
SEH#49	WY101881348	WMC295852	37N 75W 013	953279
SEH#50	WY101881349	WMC295853	37N 75W 013	953280
SEH#54	WY101881350	WMC295857	37N 75W 013	953017
SEH#55	WY101881351	WMC295858	37N 75W 013	953018
SEH#56	WY101881352	WMC295859	37N 75W 013	953019
SEH#57	WY101881353	WMC295860	37N 75W 013	953020
SEH#63	WY101881354	WMC295866	37N 74W 018	953026
SEH#64	WY101881355	WMC295867	37N 74W 018	953027
SEH#65	WY101881356	WMC295868	37N 74W 018	953028
SEH#66	WY101881357	WMC295869	37N 74W 018	953029
SEH#67	WY101881358	WMC295870	37N 74W 018	953030,
				amended at
				966407
SEH#251	WY101881359	WMC296054	37N 74W 004	953314

Exhibit A – Property Description: Page 19

				County
				Recording
Claim		Legacy Serial	Township Range	(Instrument
Name	Serial Number	Number	Section	No.)
SEH#252	WY101881360	WMC296055	37N 74W 004	953315
SEH#253	WY101881361	WMC296056	37N 74W 004	953316
SEH#295	WY101881362	WMC296098	37N 74W 015	953408
SEH#296	WY101881363	WMC296099	37N 74W 015	953409
SEH#297	WY101881364	WMC296100	37N 74W 015	953410
SEH#298	WY101881365	WMC296101	37N 74W 015	953411
SEH#299	WY101881366	WMC296102	37N 74W 015	953412
SEH#300	WY101881367	WMC296103	37N 74W 015	953413
SEH#301	WY101881368	WMC296104	37N 74W 015	953414
SEH#302	WY101881369	WMC296105	37N 74W 015	953415
SEH#303	WY101881370	WMC296106	37N 74W 015	953416
SEH#369	WY101881371	WMC296172	37N 74W 014	953333
SEH#370	WY101881372	WMC296173	37N 74W 014	953334
SEH#371	WY101881373	WMC296174	37N 74W 014	953335
SEH#376	WY101881374	WMC296179	37N 74W 014	953340
SEH#377	WY101881375	WMC296180	37N 74W 014	953341
SEH#378	WY101881376	WMC296181	37N 74W 014	953342
SEH#68	WY101881964	WMC295871	37N 74W 018	953131
SEH#69	WY101881965	WMC295872	37N 74W 018	953132
SEH#70	WY101881966	WMC295873	37N 74W 018	953133
SEH#71	WY101881967	WMC295874	37N 74W 018	953134
SEH#72	WY101881968	WMC295875	37N 74W 018	953135
SEH#73	WY101881969	WMC295876	37N 74W 018	953136
SEH#74	WY101881970	WMC295877	37N 74W 018	953137
SEH#75	WY101881971	WMC295878	37N 74W 018	953138
SEH#76	WY101881972	WMC295879	37N 74W 018	953139
SEH#77	WY101881973	WMC295880	37N 74W 007	953140
SEH#78	WY101881974	WMC295881	37N 74W 007	953141
SEH#79	WY101881975	WMC295882	37N 74W 007	953142

Exhibit A – Property Description: Page 20

				County
				Recording
Claim		Legacy Serial	Township Range	(Instrument
Name	Serial Number	Number	Section	No.)
SEH#80	WY101881976	WMC295883	37N 74W 007	953143
SEH#81	WY101881977	WMC295884	37N 74W 007	953144
SEH#82	WY101881978	WMC295885	37N 74W 007	953145
SEH#83	WY101881979	WMC295886	37N 74W 007	953146
SEH#84	WY101881980	WMC295887	37N 74W 007	953147
SEH#85	WY101881981	WMC295888	37N 74W 007	953148
SEH#86	WY101881982	WMC295889	37N 74W 007	953149
SEH#87	WY101881983	WMC295890	37N 74W 007	953150
SEH#88	WY101881984	WMC295891	37N 74W 007	953151
SEH#89	WY101882580	WMC295892	37N 74W 007	953152
SEH#90	WY101882581	WMC295893	37N 74W 007	953153
SEH#91	WY101882582	WMC295894	37N 74W 007	953154
SEH#92	WY101882583	WMC295895	37N 74W 007	953155
SEH#93	WY101882584	WMC295896	37N 74W 007	953156
SEH#94	WY101882585	WMC295897	37N 74W 007	953157
SEH#120	WY101882586	WMC295923	37N 74W 017	953183
SEH#121	WY101882587	WMC295924	37N 74W 017	935184
SEH#122	WY101882588	WMC295925	37N 74W 017	935185
SEH#123	WY101882589	WMC295926	37N 74W 008	953186
SEH#124	WY101882590	WMC295927	37N 74W 008	953187
SEH#126	WY101882591	WMC295929	37N 74W 008	953189
SEH#127	WY101882592	WMC295930	37N 74W 008	953190
SEH#128	WY101882593	WMC295931	37N 74W 008	953191
SEH#129	WY101882594	WMC295932	37N 74W 008	953192
SEH#130	WY101882595	WMC295933	37N 74W 008	953193
SEH#131	WY101882596	WMC295934	37N 74W 008	953194
SEH#132	WY101882597	WMC295935	37N 74W 008	953195
SEH#134	WY101882598	WMC295937	37N 74W 008	953197
SEH#135	WY101882599	WMC295938	37N 74W 008	953198

Exhibit A – Property Description: Page 21

				County
				Recording
Claim		Legacy Serial	Township Range	(Instrument
Name	Serial Number	Number	Section	No.)
SEH#136	WY101882600	WMC295939	37N 74W 008	953199
SEP#08	WY101885841	WMC301174	37N 75W 007	971062
SEP#09	WY101885842	WMC301175	37N 75W 007	971063
SEP#10	WY101886622	WMC301176	37N 75W 007	971064
SEP#11	WY101886623	WMC301177	37N 75W 007	971065
SEP#26	WY101886624	WMC301192	37N 75W 007	971080
SEP#27	WY101886625	WMC301193	37N 75W 007	971081
SEP#28	WY101886626	WMC301194	37N 75W 007	971082
SEP#29	WY101886627	WMC301195	37N 75W 007	971083
SEP#30	WY101886628	WMC301196	37N 75W 007	971084
SEP#31	WY101886629	WMC301197	37N 75W 007	971085
SEP#42	WY101886630	WMC301208	37N 75W 006	971096
SEP#43	WY101886631	WMC301209	37N 75W 006	971097
SEP#44	WY101886632	WMC301210	37N 75W 006	971098
SEP#45	WY101886633	WMC301211	37N 75W 006	971099
SEP#46	WY101886634	WMC301212	37N 75W 006	971100
SEP#47	WY101886635	WMC301213	37N 75W 006	971101
SEP#48	WY101886636	WMC301214	37N 75W 006	971102
SEP#49	WY101886637	WMC301215	37N 75W 006	971103
SEP#60	WY101886638	WMC301226	37N 75W 006	971114
SEP#61	WY101886639	WMC301227	37N 75W 006	971115
SEP#62	WY101886640	WMC301228	37N 75W 006	971116
SEP#63	WY101886641	WMC301229	37N 75W 006	971117
SEP#64	WY101886642	WMC301230	37N 75W 008	971118
SEP#65	WY101887422	WMC301231	37N 75W 008	971119
SEP#66	WY101887423	WMC301232	37N 75W 008	971120
SEP#67	WY101887424	WMC301233	37N 75W 008	971121
SEP#78	WY101887425	WMC301244	37N 75W 008	971132
SEP#79	WY101887426	WMC301245	37N 75W 008	971133

Exhibit A – Property Description: Page 22

				County
				Recording
Claim		Legacy Serial	Township Range	(Instrument
Name	Serial Number	Number	Section	No.)
SEP#80	WY101887427	WMC301246	37N 75W 008	971134
SEP#81	WY101887428	WMC301247	37N 75W 008	971135
SEP#82	WY101887429	WMC301248	37N 75W 008	971136
SEP#83	WY101887430	WMC301249	37N 75W 008	971137
SEP#84	WY101887431	WMC301250	37N 75W 008	971138
SEP#85	WY101887432	WMC301251	37N 75W 008	971139
SEP#98	WY101887433	WMC301264	37N 75W 008	971152
SEP#99	WY101887434	WMC301265	37N 75W 008	971153
SEP#100	WY101887435	WMC301266	37N 75W 005	971154
SEP#101	WY101887436	WMC301267	37N 75W 005	971155
SEP#116	WY101887437	WMC301282	37N 75W 005	971170
SEP#117	WY101887438	WMC301283	37N 75W 005	971171
SEP#463	WY101887439	WMC301629	37N 75W 012	971517
SEP#464	WY101887440	WMC301630	37N 75W 012	971518
SEP#465	WY101887441	WMC301631	37N 75W 012	971519
SEP#466	WY101887442	WMC301632	37N 75W 012	971520
SEP#487	WY101888244	WMC301653	37N 75W 001	971541
SEP#488	WY101888245	WMC301654	37N 75W 001	971542
SEP#489	WY101888246	WMC301655	37N 75W 001	971543
SEP#490	WY101888247	WMC301656	37N 75W 001	971544
SEP#499	WY101888248	WMC301665	37N 75W 001	971553
SEP#500	WY101888249	WMC301666	37N 75W 001	971554
SEP#557	WY101888250	WMC301723	38N 74W 031	971611
SEP#558	WY101888251	WMC301724	38N 74W 031	971612
SEP#559	WY101888252	WMC301725	38N 74W 031	971613
SEP#560	WY101888253	WMC301726	38N 74W 031	971614
SEP#561	WY101888254	WMC301727	38N 74W 031	971615
SEP#562	WY101888255	WMC301728	38N 74W 031	971616
SEP#563	WY101888256	WMC301729	38N 74W 031	971617

Exhibit A – Property Description: Page 23

				County
				Recording
Claim		Legacy Serial	Township Range	(Instrument
Name	Serial Number	Number	Section	No.)
SEP#564	WY101888257	WMC301730	38N 74W 031	971618
SEP#577	WY101888258	WMC301743	38N 74W 030	971631
SEP#578	WY101888259	WMC301744	38N 74W 030	971632
SEP#579	WY101888260	WMC301745	38N 74W 030	971633
SEP#580	WY101888261	WMC301746	38N 74W 030	971634
SEP#591	WY101888262	WMC301757	38N 74W 030	971645
SEP#592	WY101888263	WMC301758	38N 74W 030	971646
SEP#593	WY101888264	WMC301759	38N 74W 030	971647
SEP#594	WY101889044	WMC301760	38N 74W 030	971648
SEP#595	WY101889045	WMC301761	38N 74W 019	971649
SEP#596	WY101889046	WMC301762	38N 74W 019	971650
SEP#597	WY101889047	WMC301763	38N 74W 019	971651
SEP#598	WY101889048	WMC301764	38N 74W 019	971652
SEP#609	WY101889049	WMC301775	38N 74W 019	971663
SEP#610	WY101889050	WMC301776	38N 74W 019	971664
SEP#611	WY101889051	WMC301777	38N 74W 019	971665
SEP#612	WY101889052	WMC301778	38N 74W 019	971666
SEP#613	WY101889053	WMC301779	38N 74W 019	971667
SEP#614	WY101889054	WMC301780	38N 74W 019	971668
SEP#625	WY101889055	WMC301791	38N 74W 019	971679
SEP#626	WY101889056	WMC301792	38N 74W 019	971680
SEP#627	WY101889057	WMC301793	38N 74W 019	971681
SEP#628	WY101889058	WMC301794	38N 74W 019	971682
SEP#629	WY101889059	WMC301795	38N 74W 018	971683
SEP#630	WY101889060	WMC301796	38N 74W 018	971684
SEP#631	WY101889061	WMC301797	38N 74W 018	971685
SEP#632	WY101889062	WMC301798	38N 74W 018	971686
SEP#641	WY101889063	WMC301807	38N 74W 018	971695
SEP#642	WY101889064	WMC301808	38N 74W 018	971696

Exhibit A – Property Description: Page 24

				County
				Recording
Claim		Legacy Serial	Township Range	(Instrument
Name	Serial Number	Number	Section	No.)
SEP#643	WY101889844	WMC301809	38N 74W 018	971697
SEP#659	WY101889845	WMC301825	38N 74W 032	971713
SEP#660	WY101889846	WMC301826	38N 74W 032	971714
SEP#661	WY101889847	WMC301827	38N 74W 032	971715
SEP#662	WY101889848	WMC301828	38N 74W 032	971716
SEP#663	WY101889849	WMC301829	38N 74W 032	971717
SEP#664	WY101889850	WMC301830	38N 74W 032	971718
SEP#665	WY101889851	WMC301831	38N 74W 032	971719
SEP#666	WY101889852	WMC301832	38N 74W 032	971720
SEP#667	WY101889853	WMC301833	38N 74W 032	971721
SEP#668	WY101889854	WMC301834	38N 74W 032	971722
SEP#669	WY101889855	WMC301835	38N 74W 032	971723
SEP#670	WY101889856	WMC301836	38N 74W 032	971724
SEP#671	WY101889857	WMC301837	38N 74W 032	971725
SEP#672	WY101889858	WMC301838	38N 74W 032	971726
SEP#673	WY101889859	WMC301839	38N 74W 032	971727
SEP#674	WY101889860	WMC301840	38N 74W 032	971728
SEP#675	WY101889861	WMC301841	38N 74W 032	971729
SEP#676	WY101889862	WMC301842	38N 74W 032	971730
SEP#677	WY101889863	WMC301843	38N 74W 032	971731
SEP#678	WY101889864	WMC301844	38N 74W 032	971732

3.	Wyoming State Leases

1.          State of Wyoming Uranium and Associated Minerals Mining Lease #O-43497, effective February 2, 2015, including all extensions and amendments thereto.

2.          State of Wyoming Uranium and Associated Minerals Mining Lease #O-43524, effective December 2, 2016, including all extensions and amendments thereto.

Exhibit A – Property Description: Page 25

4.	Development Agreements

Patterson

1.          Uranium Exploration and Development Agreement, effective May 18, 2011, as amended May 13, 2014 and April 1, 2015, by and between Joe Patterson Ranch, Kerri Jo Paddock, f/k/a Kerri Jo Patterson, James Walter Patterson, and Stakeholder Energy, LLC, and Memorandum thereof, recorded July 12, 2018, in Book 1647, Page 54, as Document No. 1072399.

2.          Surface Use Agreement, effective May 18, 2011, as amended April 1, 2015, by and between Joe Patterson Ranch and Stakeholder Energy, LLC, and Memorandum thereof, recorded July 12, 2018, in Book 1647, Page 39, as Document No. 1072397.

Allemand

3.          Uranium Exploration and Development Agreement, effective May 18, 2011, as amended May 13, 2014 and January 1, 2016, by and between Gay Lynn Byrd, as Trustee of the Donna S. Allemand Family Trust created March 2, 1989 pursuant to the Last Will and Testament of Donna S. Allemand dated February 14, 1989, and L. Raymond Allemand, as Trustee of the Helen B. Allemand Irrevocable Trust Indenture dated December 8, 1990, L. Raymond Allemand, as Trustee of a Mineral Trust established under a Mineral Trust Indenture dated June 9, 1998; Donald R. Allemand, Dave R. Allemand, Barbara A. Allemand Beckner, Becky A. Allemand Djernes, Roger D. Hildebrand, Robin L. Hildebrand, and Stakeholder Energy, LLC, and Memorandum thereof, recorded June 6, 2017, in Book 1615, Page 279, as Document No. 1059815.

4.          Surface Use Agreement, dated November 4, 2011, to be effective May 18, 2011, as amended January 1, 2016, by and between Gay Lynn Byrd, as Trustee of the Donna S. Allemand Family Trust created March 2, 1989 pursuant to the Last Will and Testament of Donna S. Allemand dated February 14, 1989, and Stakeholder Energy, LLC, and Memorandum thereof, recorded June 6, 2017, in Book 1615, Page 273, as Document No. 1059814.

5.          Partial Release of Surface Use Agreement Acreage, dated December 13, 2016, recorded December 19, 2016 in Book 1600, Page 597, as Document No. 1055460, by and between Gay Lynn Byrd, as Trustee of the Donna S. Allemand Family Trust created March 2, 1989 pursuant to the Last Will and Testament of Donna S. Allemand dated February 14, 1989, and Stakeholder Energy, LLC.

Henry

6.          Uranium Exploration and Development Agreement, effective May 18, 2011, as amended April 28, 2014, December 9, 2014, and April 1, 2015, by and between Henry Land Company, LP, the William M. Henry, III Revocable Trust dated February 20, 2008, the Susan Kay Henry Revocable Trust dated February 20, 2008, and Stakeholder Energy, LLC, and Memorandum thereof, recorded January 11, 2018, in Book 1631, Page 44, as Document No. 1066357.

7.          Surface Use Agreement, effective September 12, 2011, as amended December 9, 2014 and April 1, 2015, by and between William M. Henry, III Revocable Trust dated February 20, 2008, the Susan Kay Henry Revocable Trust dated February 20, 2008, and Stakeholder Energy, LLC, and Memorandum thereof recorded January 11, 2018 in Book 1631, Page 61 as Document No. 1066358.

8.          Surface Use Agreement, dated September 12, 2011, as amended April 1, 2015, by and between Henry Land Company, LP, and Stakeholder Energy, LLC, and Memorandum thereof, recorded January 11, 2018 in Book 1631, Page 67 as Document No. 1066359, by and between Henry Land Company, LP and Stakeholder Energy, LLC.

Exhibit A – Property Description: Page 26

Area of Interest

Pine Ridge Project AOI
Converse County, Wyoming
February 20, 2025
Claims, state leases and fee minerals within ranch boundaries included in the 2025 Purchase Sale Agreement
Area of Interest boundary (AOI) for the purpose of the LLC Agreement
Ranch Boundaries
Ross Road
Ranch Houses
N
0 2.5 5 Kilometers
0 2.5 5 Miles
1:200,000
Allemand
Patterson
Henry
40N 77W
40N 76W
40N 75W
40N 74W
40N 73W
39N 76W
39N 77W
39N 75W
39N 74W
39N 73W
38N 73W
38N 76W
38N 75W
38N 74W
38N 72W
38N 71W
38N 77W
37N 77W
37N 75W
37N 74W
37N 72W
37N 71W
37N 76W
37N 73W
36N 77W
36N 76W
36N 75W
36N 74W
36N 73W
35N 77W
35N 76W
35N 75W
35N 74W
35N 73W
420000
430000
440000
450000
460000
4790000
4770000
Copyright © 2013 National Geographic Society, i-cubed
Global Uranium and Enrichment

Exhibit A – Property Description: Page 27

EXHIBIT B

Accounting Procedure

This Exhibit B describes the financial and accounting procedures to be followed by the Manager under the Agreement. The purpose of these Accounting Procedures is to establish equitable methods for determining charges and credits applicable to Operations. It is the intent of the Members that no Member shall lose or profit by reason of the designation of one of them to exercise the duties and responsibilities of the Manager. The Members shall meet and in good faith endeavor to agree upon changes deemed necessary to correct any unfairness or inequity.

ARTICLE I

GENERAL REQUIREMENTS

1.1           General Accounting Records. The Manager shall maintain detailed and comprehensive cost accounting records in accordance with this Accounting Procedure, including general ledgers, supporting and subsidiary journals, invoices, checks and other customary documentation, sufficient to provide a record of revenues and expenditures and periodic statements of financial position and the results of operations for managerial, tax, regulatory or other financial reporting purposes. Such records shall be retained for the duration of the period allowed the Members for audit or the period necessary to comply with tax or other regulatory requirements. The records shall reflect all obligations, advances and credits applicable to the Company or allocable to the Members.

1.2           Bank Accounts. The Manager shall maintain one or more separate bank accounts for the payment of all expenses and the deposit of all cash receipts for the Company.

1.3           Statements and Billings. The Manager shall prepare monthly statements and bill the Members for Capital Contributions as provided in Sections 3.4 and 6.11 of the Agreement. Subject to Section 6.13 of the Agreement, payment of any billing by a Member (including the Manager) shall not prejudice such Member’s right to protest or question the correctness of the billing or related monthly statement for up to twenty-four (24) months after the date the billing or statement was received by the Member. Subject to Section 6.13 of the Agreement, all written exceptions to and claims upon the Manager for incorrect charges, billings or statements shall be made upon the Manager within such twenty-four (24) month period. The time period permitted for adjustments hereunder shall not apply to adjustments resulting from periodic inventories as provided in Article V.

ARTICLE II

CHARGES TO BUSINESS ACCOUNT

Subject to the limitations contained in this Accounting Procedure, the Manager shall charge the Business Account with the costs, expenditures and other charges described in this Article II.

2.1           Rentals, Royalties and Other Payments. All property acquisition and holding costs, including claim maintenance fees, recording and filing fees, license fees, costs of permits and assessment work, delay rentals, production royalties, including any required advances, all payments required under the Underlying Agreements, and all other payments made by the Manager that are necessary to acquire or maintain title to the Assets.

Exhibit B – Accounting Procedure: Page 1

2.2           Labor and Employee Benefits.

(a)           Salaries and Wages.   Salaries and wages of the Company’s or the Manager’s employees directly engaged in Operations, including salaries or wages of employees who are temporarily assigned to and directly employed by same.

(b)           Benefits. The Manager’s or the Company’s, as applicable, cost of holiday, vacation, sickness and disability benefits, and other customary allowances applicable to the salaries and wages chargeable under Sections 2.2(a) and 2.12. Such costs may be charged on a “when and as paid basis” or by “percentage assessment” on the amount of salaries and wages. If percentage assessment is used, the rate shall be applied to wages or salaries excluding overtime and bonuses. Such rate shall be based on the Manager’s or the Company’s, as applicable, cost experience and shall be periodically adjusted at least annually to ensure that the total of such charges does not exceed the actual cost of such charges to the Manager or the Company, as applicable.

(c)           Benefit Plans.  The Manager’s or the Company’s, as applicable, actual cost of established plans for employees’ group life insurance, hospitalization, pension, retirement, stock purchase, thrift, bonus (except production or incentive bonus plans under a union contract based on actual rates of production, cost savings and other production factors, and similar non-union bonus plans customary in the industry or necessary to attract competent employees, which bonus payments shall be considered salaries and wages under Sections 2.2(a) or 2.12 rather than benefit plans) and other benefit plans of a like nature applicable to salaries and wages chargeable under Sections 2.2(a) or 2.12; provided, that the plans are limited to the extent feasible to those customary in the industry.

(d)          Employment Taxes.   Cost of Taxes imposed by any Governmental Authority that are applicable to salaries and wages chargeable under Sections 2.2(a) and 2.12, including all penalties except those resulting from the willful misconduct or gross negligence of the Manager.

2.3           Materials, Equipment and Supplies.   The cost of materials, equipment and supplies (“Material”) purchased from unaffiliated third parties or furnished by the Manager or any Member as provided in Article III. The Manager shall purchase or furnish only so much Material as may be required for immediate use in efficient and economical Operations. The Manager also shall maintain inventory levels of Material at reasonable levels to avoid unnecessary accumulation of surplus stock.

2.4           Equipment and Facilities Furnished by Manager.   The cost of machinery, equipment and facilities owned by the Manager and used in Operations or used to provide support or utility services to Operations charged at rates commensurate with the actual costs of ownership and operation of such machinery, equipment and facilities. Such rates shall include costs of maintenance, repairs, other operating expenses, insurance, taxes, depreciation and interest at a rate not to exceed Prime Rate plus five percentage points per annum. Such rates shall not exceed the average commercial rates currently prevailing in the vicinity of the Operations.

Exhibit B – Accounting Procedure: Page 2

2.5           Transportation.   Reasonable transportation costs incurred in connection with the transportation of employees and material necessary for the Operations.

2.6           Contract Services and Utilities.   The cost of contract services and utilities procured from outside sources, other than services described in Sections 2.9 and 2.13. If contract services are performed by the Manager or an Affiliate of the Manager, the cost charged to the Business Account shall not be greater than that for which comparable services and utilities are available in the open market within the vicinity of the Operations.

2.7           Insurance Premiums.   Net premiums paid for insurance required to be carried for Operations for the protection of the Manager and the Members. When the Operations are conducted in an area where the Manager or the Company, as applicable, may self-insure for

Workmen’s Compensation or Employer’s Liability under state Law, the Manager may elect to include such risks in its self-insurance program and shall charge its costs or the Company’s costs, as applicable, of self-insuring such risks to the Business Account provided that such charges shall not exceed published manual rates.

2.8          Damages and Losses.   All costs in excess of insurance proceeds necessary to repair or replace damages or losses to any Assets resulting from any cause other than the willful misconduct or gross negligence of the Manager. The Manager shall furnish the Management Committee with written notice of damages or losses as soon as practicable after a report of such damages or losses has been received by the Manager.

2.9           Legal and Regulatory Expense.   Except as otherwise provided in Section 2.13, all legal and regulatory costs and expenses incurred in or resulting from the Operations or necessary to protect or recover the Assets of the Company. All attorneys’ fees and other legal costs to handle, investigate and settle litigation or claims, including the cost of legal services provided by the Manager’s legal staff, and amounts paid in settlement of such litigation or claims shall not be charged to the Business Account unless approved by the Management Committee.

2.10	Audit. The cost of audits under Section 6.13 of the Agreement if requested by a Member.

2.11        Taxes.   All Taxes (except income Taxes and similar Taxes measured based on the income of a Member) of every kind and nature assessed or levied upon or in connection with the Assets, the production of Products or Operations.

2.12        District and Camp Expense (Field Supervision and Camp Expenses).   A pro rata portion of (a) the salaries and expenses of the Manager’s superintendent and other employees serving Operations whose time is not allocated directly to such Operations, (b) the costs of maintaining and operating an office (the “Manager’s Project Office”) and any necessary suboffice, and (c) all necessary camps, including housing facilities for employees, used for Operations. The expense of those facilities, less any revenue therefrom, shall include depreciation or a fair monthly rental in lieu of depreciation of the investment. The total of such charges for all properties served by the Manager’s employees and facilities shall be apportioned to the Business Account on the basis of a ratio, the numerator of which is the direct labor costs of the Operations and the denominator of which is the total direct labor costs incurred for all activities served by the Manager.

Exhibit B – Accounting Procedure: Page 3

2.13        Administrative Charge.

(a)            Amount of Charge. Each month, the Manager shall charge the Business Account an “Administrative Charge” for each Phase of Operations equal to the following:

(i)	Exploration Phase. 5% of Allowable Costs.

(ii)	Development Phase. 5% of Allowable Costs.

(iii)	Major Construction Phase. 3% of Allowable Costs.

(iv)	Mining Phase. 2% of Allowable Costs.

(b)	Defined Terms. As used in this Agreement, the following terms have the meanings indicated:

“Allowable Costs” means, for a particular Phase of Operations, all charges to the Business Account, excluding (i) the Administrative Charge, (ii) depreciation, depletion or amortization of tangible or intangible assets, and (iii) amounts charged under Sections 2.1 and 2.9.

“Phase” means the Exploration Phase, the Development Phase, the Major Construction Phase or the Mining Phase, as applicable. Phases may be conducted concurrently, in which case Allowable Costs shall be reasonably allocated by the Manager to each such Phase and the Administrative Charge shall be calculated separately for Allowable Costs attributable to each Phase.

“Exploration Phase” means Operations conducted to ascertain the existence, location, extent or quantity of any deposit of ore or mineral. The Exploration Phase shall cease when a commercially recoverable reserve is determined to exist.

“Development Phase” means Operations conducted to access a commercially feasible ore body or to extend production of an existing ore body, and to construct or install related fixed assets.

“Major Construction Phase” means Operations conducted to construct a mill, smelter or other ore processing facility.

“Mining Phase” means all Operations other than the Exploration Phase, the Development Phase or the Major Construction Phase, including Operations conducted after Mining has ceased.

(c)           Allocation Among Properties. The monthly Administration Charge determined for each Phase shall be reasonably allocated among the Properties and all other properties served by the Manager during each monthly period on the basis of a ratio, the numerator of which shall equal the direct labor costs charged to a particular property, and the denominator of which shall equal the total direct labor costs incurred for the Properties and all other properties served by the Manager.

Exhibit B – Accounting Procedure: Page 4

(d)          Amounts Covered By Administrative Charge. The Administrative Charge shall be a liquidated amount (in lieu of a separate management fee) to reimburse the Manager for its home office overhead and general and administrative expenses to conduct each Phase of Operations, including the following principal business office expenses that are expressly covered by the Administrative Charge:

(i)            Administrative supervision, including services rendered by managers, department supervisors, officers and directors of the Manager for Operations, except to the extent that such services represent a direct charge to the Business Account, as provided in Section 2.2;

(ii)           Accounting, data processing, personnel administration, billing and record keeping in accordance with governmental regulations and the provisions of the Agreement, and preparation of reports;

(iii)          The services of tax counsel and tax administration employees for all tax matters, including any protests, except any outside professional fees which the Management Committee may approve as a direct charge to the Business Account;

(iv)          Routine legal services rendered by outside sources and the Manager’s legal staff not otherwise charged to the Business Account under Section 2.9; and

(v)           Rentals and other charges for office and records storage space, telephone service, office equipment and supplies.

(e)          Annual Review. The Management Committee shall annually review the Administration Charge and shall amend the methodology or rates used to determine the Administrative Charge if they are found to be insufficient or excessive.

2.14        Environmental Compliance Fund. Costs of reasonably anticipated Environmental Compliance which, on a Program basis, shall be determined by the Management Committee and shall be based on proportionate contributions in an amount sufficient to establish the Environmental Compliance Fund, which through successive proportionate contributions during the life of the Company, will pay for ongoing Environmental Compliance conducted during Operations and that will aggregate the reasonably anticipated costs of mine closure, post-Operations Environmental Compliance and Continuing Obligations. The Manager shall invest amounts in the Environmental Compliance Fund as provided in Section 5.3(p) of the Agreement.

2.15        Other Expenditures. Any reasonable direct expenditure, other than expenditures that are covered by the foregoing provisions, incurred by the Manager for the necessary and proper conduct of Operations.

Exhibit B – Accounting Procedure: Page 5

ARTICLE III

BASIS OF CHARGES TO BUSINESS ACCOUNT

3.1           Purchases. Material purchased and services procured from third parties shall be charged to the Business Account by the Manager at invoiced cost, including applicable transfer Taxes, less all discounts taken. If any Material is determined to be defective or is returned to a vendor for any other reason, the Manager shall credit the Business Account when an adjustment is received from the vendor.

3.2           Material Furnished by the Manager or a Member. Any Material furnished by the Manager or any Member from its stocks or distributed to either Member by the Company shall be priced on the following basis:

(a)           New Material: New Material transferred from the Manager or Member shall be priced F.O.B. the nearest reputable supply store or railway receiving point, where similar Material is available, at the current replacement cost of the same kind of Material, exclusive of any available cash discounts, at the time of the transfer (the “New Price”).

(b)           Used Material.

(i)             Used Material in sound and serviceable condition and suitable for reuse without reconditioning shall be priced as follows:

(A)          Used Material transferred by the Manager or a Member shall be priced at 75% of the New Price for such Material;

(B)           Used Material distributed to either Member shall be priced (1)  at 75% of the New Price for such Material, if such Material was originally charged to the Business Account as new Material, or (2) at 65% of the New Price for such Material if such Material was originally charged to the Business Account as good used Material at 75% of the New Price.

(ii)           Other used Material that, after reconditioning will be further serviceable for original function as good secondhand Material, or that is serviceable for original function but not substantially suitable for reconditioning, shall be priced at 50% of the New Price for such Material. The cost of any reconditioning shall be borne by the transferee.

(iii)          All other Material, including junk, shall be priced at a value commensurate with its use or at prevailing prices. Material no longer suitable for its original purpose but usable for some other purpose shall be priced on a basis comparable with items normally used for such other purposes.

(c)           Obsolete Material. Any Material that is serviceable and usable for its original function, but its condition is not sufficient to justify a price as provided above shall be priced by the Management Committee. Such price shall be set at a level that will result in a charge to the Business Account equal to the value of the service to be rendered by such Material.

Exhibit B – Accounting Procedure: Page 6

3.3           Premium Prices. Whenever Material is not readily obtainable at published or listed prices because of national emergencies, strikes or other unusual circumstances over which the Manager has no control, the Manager may charge the Business Account for the required Material on the basis of the Manager’s direct cost and expenses incurred in procuring such Material and making it suitable for use. The Manager shall give Notice of the proposed charge to the Company before the time when such charge is to be billed to the Members, whereupon any Member shall have the right, by providing Notice to the Manager within ten (10) days after the delivery of the Notice from the Manager, to furnish at the usual receiving point all or part of its proportionate share, based on Percentage Interests, of Material suitable for use and acceptable to the Manager.

3.4          Warranty of Material Furnished by the Manager or Members. Neither the Manager nor any Member warrants the Material furnished beyond any dealer’s or manufacturer’s warranty and no credits shall be made to the Business Account for defective Material until adjustments are received by the Manager from the dealer, manufacturer or their respective agents.

ARTICLE IV

DISPOSAL OF MATERIAL

4.1           Disposition Generally. The Manager shall have no obligation to purchase any surplus Material from the Company. The Management Committee shall determine the disposition of major items of surplus Material; provided, the Manager shall have the right to dispose of normal accumulations of junk and scrap Material either by sale or by distributing such Material to the Members as provided in Section 4.2.

4.2           Distribution to Members. Any Material to be distributed to the Members shall be made in proportion to their respective Percentage Interests, and corresponding credits shall be made to the Business Account on the basis provided in Section 3.2.

4.3           Sales. Sales of Material to third parties shall be credited to the Business Account at the net amount received. Any damages or claims by the Purchaser shall be charged back to the Business Account if and when paid.

ARTICLE V

INVENTORIES

5.1           Periodic Inventories, Notice and Representations. At reasonable intervals, physical inventories shall be taken by the Manager, which shall include all such Material as is ordinarily considered controllable by operators of mining properties. The expense of conducting such periodic physical inventories shall be charged to the Business Account. The Manager shall give Notice to the Members of its intent to take any physical inventory at least thirty (30) days before such physical inventory is scheduled to occur. A Member shall be deemed to have accepted the results of any physical inventory taken by the Manager if the Member fails to be represented at the taking of such physical inventory.

Exhibit B – Accounting Procedure: Page 7

EXHIBIT C

Tax Matters

This Exhibit C shall govern the relationship of the Members and the Company with respect to tax matters and the other matters addressed in this Exhibit C.

ARTICLE I

TAX MATTERS PARTNER

1.1           Designation of Partnership Representative. The Manager is designated the partnership representative (the “Partnership Representative”) as defined in section 6223 of the Code, and if such Manager is not a natural person, shall designate the “designated individual” under Treasury Regulations section 301.6223-1. Any successor Partnership Representative shall be designated by the Management Committee. The Partnership Representative shall be responsible for, make elections for, and prepare and file any federal and state tax returns or other required tax forms after approval of the Management Committee. If the Manager resigns or is removed, the Member serving as the Manager at the end of a taxable year shall continue as Partnership Representative with respect to all matters concerning that year unless the Partnership Representative for that year is required to be changed under applicable Treasury Regulations. The Partnership Representative and the other Members shall use reasonable best efforts to comply with their responsibilities under this Article I and under sections 6221 through 6241 of the Code and the related Treasury Regulations, and in doing so shall incur no liability to the Company or any Member. Except as expressly limited pursuant to the Agreement and this Exhibit C, the Partnership Representative shall have the power and authority to take any action on behalf of the Company granted to the partnership representative under Sections 6221 through 6241 of the Code.

1.2           Information. Each Member shall furnish the Partnership Representative with information reasonably requested by the Partnership Representative to permit the Partnership Representative to perform its obligations under the Agreement and this Exhibit C. The Partnership Representative shall keep each Member reasonably informed of all administrative and judicial proceedings for the adjustment at the partnership level of partnership items under section 6225 of the Code.

1.3           Inconsistent Treatment of Tax Item. Each Member agrees to report its distributive share of income, gain, loss, deduction and credit consistently with each K-1 provided to such Member by the Company. If any Member intends to report any partnership-related item on such Member’s federal income tax return inconsistently with the treatment of such item on the partnership return of the Company, such Member shall promptly notify the Partnership Representative of the treatment by such Member of item.

1.4           Extensions of Limitation Periods. The Partnership Representative shall not extend the period of limitations under section 6235(b) of the Code without the prior approval of the Management Committee.

1.5           Requests for Administrative Adjustments. No Member shall file a request for an administrative adjustment of partnership items under section 6227 of the Code without first providing notice to the Management Committee and receiving approval from the Management Committee. If the Management Committee consents to such administrative adjustment request within thirty (30) days after the notice (or such shorter period as may be required to timely file the request), the Partnership Representative shall file the request on behalf of the Company.

Exhibit C – Tax Matters: Page 1

1.6          Judicial Proceedings. If any Member intends to file a petition under section 6234 or any other section of the Code with respect to any partnership item, or other tax matter involving the Company, the Member shall notify the Management Committee of its intention and the nature of the contemplated proceeding. If the Management Committee consents to such petition within thirty (30) days after the notice (or such shorter period as may be required to timely file the petition), the Partnership Representative shall file the petition on behalf of the Company.

1.7           Settlements. The Partnership Representative shall not settle any tax proceeding (whether before the Internal Revenue Service or similar state agency, or a court) without the consent of the Management Committee.

1.8           Fees and Expenses. The Partnership Representative shall not engage legal counsel, certified public accountants, or others on behalf of the Company without the prior approval of the Management Committee. Any Member may engage legal counsel, certified public accountants, or others on its own behalf at its sole cost and expense. Any reasonable item of expense, including fees and expenses for legal counsel, certified public accountants, and others incurred by the Partnership Representative (after approval of the Management Committee as provided above) in connection with any audit, assessment, litigation or other proceeding relating to any partnership item, shall constitute a proper charge to the Business Account.

1.9           Survival. The provisions of this Article I shall survive the termination of the Company or the termination of any Member’s interest in the Company, and shall remain binding on the Members for the period of time necessary to resolve with the Internal Revenue Service or the Department of the Treasury any and all matters regarding the federal income taxation of the Company for the applicable tax years.

ARTICLE II

PARTNERSHIP TAX STATUS; TAX ELECTIONS

2.1           Partnership Tax Status. The Members intend to create a partnership for United States federal and state income tax purposes, and, unless otherwise agreed by all of the Members, no Member shall take any action to change the status of the Company as a partnership under Treasury Regulations section 301.7701-3 or similar provision of state Law; provided, however, that nothing in this Agreement shall be deemed to create a partnership for any other purpose. The Manager shall file with the appropriate office of the Internal Revenue Service a return of partnership income for the Company (Form 1065), and file with the appropriate offices of state agencies any required partnership state income tax or informational returns. Each Member shall furnish to the Manager any information it may have relating to the Company or Operations as shall be required for the proper preparation of these returns. The Manager shall furnish to the other Members for their review and comment a copy of each proposed income tax return (including all schedules and supporting work papers) at least two weeks before the date the return is filed. The Manager shall promptly provide to the Members all information reasonably requested by any Member to calculate estimated tax payments and prepare tax return extensions.

Exhibit C – Tax Matters: Page 2

2.2           Tax Elections. 2.3

(a)	Required Company Elections. The Company shall make the following elections for all partnership income tax returns:

(i)	to use the accrual method of accounting.

(ii)           to use as its taxable year the calendar year ending December 31 (and each Member represents for this purpose that its taxable year ends on December 31);

(iii)           to deduct currently all development expenses to the extent possible under section 616(a) of the Code or, at the election of the Management Committee, to defer such expenses under Section 616(b) of the Code;

(iv)          unless the Members unanimously agree otherwise, to compute the allowance for depreciation for all depreciable Assets using the 150% declining balance method and the shortest life permissible or, at the election of the Manager, using the units of production method of depreciation;

(v)           to treat advance royalties as deductions from gross income for the year paid or accrued to the extent permitted by Law;

(vi)          to make an election to adjust the basis of Company property with respect to a Member under section 754 of the Code at the request of the Member; and

(vii)         to amortize over the shortest permissible period all organizational expenditures and business start-up expenses under sections 195 and 709 of the Code.

(b)           Other Company Elections. Except as provided in Section 2.2(a), elections required or permitted to be made by the Company under the Code or any state tax law shall be made as determined by the Management Committee.

(c)           Member Elections. Each Member shall elect under section 617(a) of the Code to deduct currently all exploration expenses. Each Member reserves the right to capitalize its share of development and exploration expenses of the Company in accordance with section 59(e) of the Code, provided that a Member’s election to capitalize all or any portion of these expenses shall not affect the Member’s Capital Account.

Exhibit C – Tax Matters: Page 3

ARTICLE III

ALLOCATIONS OF PROFITS AND LOSSES

3.1           In General. This Article III provides for the allocation among the Members of items of Profit and Loss for purposes of crediting and debiting the Capital Accounts of the Members. Article IV provides for the allocation among the Members of taxable income and tax losses.

3.2           Allocations to Members. Except as provided in Section 3.3, all items of Profit and Loss shall be allocated among the Members as follows:

(a)           Exploration and Development Costs. Exploration expenses and development cost deductions shall be allocated among the Members in accordance with their respective contributions to such expenses and costs.

(b)           Depreciation and Amortization. Depreciation and amortization deductions with respect to a depreciable Asset shall be allocated among the Members in accordance with their respective contributions to the adjusted basis of the Asset that gives rise to the depreciation, amortization or loss deduction.

(c)           Production and Operating Costs. Production and operating cost deductions shall be allocated among the Members in accordance with their respective contributions to such costs.

(d)           Depletion. Depletion deductions with respect to a depletable property shall be allocated among the Members in accordance with their respective contributions to the book value of the depletable property as determined for purposes of maintaining the Capital Accounts.

(e)           Gross Income. Gross income (calculated after deduction of cost of goods sold) attributable to sales of Usuran Products shall be allocated to Usuran. Gross income (calculated after deduction of cost of goods sold) attributable to sales of SLE Products shall be allocated to SLE. Except as provided in Section 3.2(g), gross income on the sale of any other production shall be allocated in accordance with Interests.

(f)            Sales of Depreciable or Depletable Assets. Except as provided in Section 3.2(g), items of Profit and Loss on the sale of a depreciable or depletable asset shall be allocated so that, to the extent possible, the net amount reflected in the Members’ Capital Account with respect to such property (taking into account the cost of such property, depreciation, amortization, depletion or other cost recovery deductions and other items of Profit or Loss) most closely reflects the Members’ Interests.

(g)           Sales of All or Substantially All Assets. Items of Profit and Loss on the sale of all or substantially all the Assets of the Company shall be allocated so that, to the extent possible, the Members’ resulting Capital Account balances are in the same ratio as their relative Interests (“Balance Capital Accounts”) after taking into account the sale. In making the allocations under this Section 3.2(g), to the extent necessary to Balance Capital Accounts, Items of Profit and Loss shall be calculated on an asset-by-asset basis, and any property contributed by a Member shall be treated as a separate asset from the property contributed by or created with funds contributed by the other Member. If the Company does not have sufficient items of Profit and Loss to Balance Capital Accounts, the liquidator may take other actions under Section 9.4 of the Agreement as it determines are reasonably appropriate to Balance Capital Accounts, including reallocating items among the Members.

Exhibit C – Tax Matters: Page 4

(h)          Capitalization. Expenses and deductions allocable under the preceding provisions of this Section 3.2 may be required to be capitalized into production under section 263A of the Code, in which case the allocation of gross income on the sale of such production shall be adjusted, in any reasonable manner consistently applied by the Manager, so that the same net amount (subject to possible timing differences) is reflected in the Capital Accounts as if such expenses or deductions were instead deductible and allocated under the preceding provisions of this Section 3.2.

(i)            Recapture of Exploration Expenses. Any recapture of exploration expenses under section 617(b)(1)(A) of the Code, and any disallowance of depletion under section 617(b)(1)(B) of the Code, shall be borne by the Members in the same manner as the related exploration expenses were allocated to, or claimed by, them.

(j)            Other Losses. All items of Loss that are not otherwise allocated in this Section 3.2 shall be allocated among the Members in accordance with their respective contributions to the costs producing each such deduction or to the adjusted basis of the Asset producing each such other Loss.

(k)           Other Profit. All items of Profit that are not otherwise allocated in this Section 3.2 shall be allocated to the Members in proportion to their respective Interests.

3.3           Regulatory Allocations. Notwithstanding Sections 3.2 and 3.5:

(a)           Elimination of Deficit Adjusted Capital Account Balance. If any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) or 1.704-1(b)(2)(ii)(d)(6) that result in a deficit balance in the Member’s Capital Account (adjusted as provided below), items of Profit shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Capital Account deficit of such Member (as so adjusted) as quickly as possible. For the purposes of this Section 3.3(a), each Member’s Capital Account balance shall be increased by the sum of (i) the amount such Member is obligated to restore under any provision of the Agreement, and (ii) the amount such Member is deemed to be obligated to restore under the penultimate sentences of Treasury Regulations sections 1.704-2(g)(1) and 1.704-2(i)(5).

(b)           Decrease in Partnership Minimum Gain. If there is a net decrease in partnership minimum gain for a taxable year of the Company, each Member shall be allocated items of Profit for that year equal to that Member’s share of the net decrease in partnership minimum gain, all in accordance with Treasury Regulations section 1.704-2(f). If, during a taxable year of the Company, there is a net decrease in partner nonrecourse debt minimum gain, any Member with a share of that partner nonrecourse debt minimum gain as of the beginning of the year shall be allocated items of Profit for the year (and, if necessary, for succeeding years) equal to that partner’s share of the net decrease in partner nonrecourse debt minimum gain, all in accordance with Treasury Regulations section 1.704-2(i)(4). Under Treasury Regulations section 1.704-2(i)(1), deductions attributable to a “partner nonrecourse liability” shall be allocated to the Member that bears the economic risk of loss for such liability (or is treated as bearing such risk).

Exhibit C – Tax Matters: Page 5

(c)           Allocations Causing Deficit Adjusted Capital Account Balance. If the allocation of deductions to either Member would cause such Member to have a deficit Capital Account balance at the end of any taxable year of the Company (after all other allocations provided for in this Article IV have been made and after giving effect to the adjustments described in the last sentence of Section 4.3(a)), such deductions shall instead be allocated to the other Member.

(d)          Partner Nonrecourse Deductions. Items of Company loss, deduction and expenditures described in section 705(a)(2)(B) of the Code that are attributable to any nonrecourse debt of the Company and are characterized as partner nonrecourse deductions under Treasury Regulations section 1.704-2(i) shall be allocated to the Members’ Capital Accounts in accordance with Treasury Regulations section 1.704-2(i).

(e)          Basis Adjustments. To the extent that an adjustment to the adjusted tax basis of any Company asset under section 734(b) or 743(b) of the Code is required under Treasury Regulations section 1.704-1(b)(2)(iv)(m)(2) or section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of its Membership Interest, the amount of the adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in accordance with their Interests if Treasury Regulations section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made if Treasury Regulations section 1.704-1(b)(2)(iv)(m)(4) applies.

3.4           Curative Allocations. The allocations in Section 3.3 (the “Regulatory Allocations”) are intended to comply with certain requirements of the Treasury Regulations. The Members intend that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Profit or Loss under this Section 3.4. Accordingly, notwithstanding any other provisions of this Article III (other than the Regulatory Allocations), the Manager shall, in a manner approved by the Management Committee, make such offsetting special allocations of items of Profit or Loss in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member’s Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of this Agreement and all items were allocated under Section 3.2 without regard to Section 3.3.

3.5	Other Allocation Rules.

(a)           Determination of Profits and Losses. Items of Profit or Loss allocable to any period shall be determined on a daily, monthly, or other basis, as determined by the Manager using any permissible method under section 706 of the Code and the related Treasury Regulations.

Exhibit C – Tax Matters: Page 6

(b)           Changes in Interests. If the Members’ Interests change during any taxable year of the Company, the distributive share of items of Profit or Loss of each Member shall be determined in any manner (i) permitted by section 706 of the Code, and (ii) determined by the Management Committee. If the Management Committee cannot agree on a method, items of Profit and Loss shall be allocated in accordance with the interim closing-of-the-books method.

(c)           Certain Allocations. For purposes of this Article III, items financed through indebtedness of, or from revenues of, the Company shall be treated as funded from contributions made by the Members to the Company in accordance with their Interests. “Nonrecourse deductions,” as defined by Treasury Regulations section 1.704-2(b)(1) shall be allocated among the Members in proportion to their respective Interests.

ARTICLE IV

TAX ALLOCATIONS

4.1           Tax Allocations. Except as provided in Sections 4.2, 4.3 and 4.4, items of taxable income, deduction, gain and loss shall be allocated in accordance with the principles of Section 3.2.

4.2           Recapture of Tax Deductions. Recapture of tax deductions arising out of a disposition of property shall, to the extent consistent with the allocations for tax purposes of the gain or amount realized giving rise to such recapture, be allocated to the Members in the same proportions as the recaptured deductions were originally allocated or claimed.

4.3          Allocation of Section 704(c) Items. To the extent required by section 704(c) of the Code, income, gain, loss, and deduction (including depreciation, depletion and amortization), as determined for tax purposes, with respect to property contributed to the Company by a Member and with respect to property revalued in accordance with Treasury Regulations section 1.704-1(b)(2)(iv)(f) (collectively referred to as “Adjusted Properties”) shall be allocated among the Members so as to take account of the variation between the adjusted tax basis of the Adjusted Property to the Company and its fair market value at the time of contribution or revaluation in accordance with the provisions of sections 704(b) and 704(c) of the Code. The Members intend that Section 704(c) shall effect no allocations of tax items that are different from allocations according to the principles of Section 3.2; provided that the gain or loss on the sale of property contributed to Company shall be allocated to the contributing Party to the extent of built-in gain or loss, respectively, as determined under Treasury Regulation section 1.704-3(a). The Members intend that the allocations provided by the preceding sentence constitute a “reasonable method” that is consistent with the purposes of Section 704(c) of the Code, within the meaning of Treasury Regulations Section 1.704-3(a)(1). However, to the extent that allocations of tax items are required under section 704(c) of the Code to be made other than in accordance with the allocations under Sections 3.2, 3.3 and 3.4 of the corresponding items for Capital Account purposes, section 704(c) shall be applied in accordance with the available allocation method that the Management Committee reasonably determines most closely approximates the allocations under this Exhibit C.

4.4          Depletion Deductions. Excess percentage depletion deductions with respect to depletable property shall be allocated to the Members in accordance with the allocation of gross income from the property from which such deductions are derived. The term “excess percentage depletion” shall mean the excess, if any, of deductions for percentage depletion as determined for tax purposes over the adjusted basis of the depletable property.

Exhibit C – Tax Matters: Page 7

4.5           Integration With Section 754 Election. All items of income, gain, loss, deduction and credits recognized by the Company for federal income tax purposes and allocated to the Members in accordance with the provisions hereof and all basis allocations to the Members shall be determined without regard to any election under section 754 of the Code that may be made by the Company; provided, however, such allocations, once made, shall be adjusted as necessary or appropriate to take into account the adjustments permitted by sections 734 and 743 of the Code.

4.6           Allocation of Tax Credits. The tax credits, if any, with respect to the Company’s property or operations shall be allocated among the Members in accordance with Treasury Regulations section 1.704-1(b)(4)(ii).

ARTICLE V

CAPITAL ACCOUNTS

5.1          Capital Accounts. The Manager shall maintain a separate capital account for each Member and such other Member accounts as may be necessary or desirable to comply with the requirements of applicable Laws (“Capital Accounts”).

(a)           Maintenance of Capital Accounts. Each Member’s Capital Account shall be maintained in accordance with the provisions of Treasury Regulations section 1.704-1(b)(2)(iv).

(b)           Book--Tax Difference. If the Capital Accounts of the Members are computed with reference to the book value of any Asset that is different than the adjusted tax basis of the Asset, then the Capital Accounts of the Members shall be adjusted for depreciation, depletion, amortization and gain or loss as computed for book purposes with respect to the Asset under Treasury Regulations section 1.704-1(b)(2)(iv)(g). The amount of book depreciation, depletion, or amortization for a period with respect to an item of property of the Company shall be the amount that bears the same relationship to the book value of such property (as determined for purposes of maintaining Capital Accounts) as the depreciation (or cost recovery deduction), depletion, or amortization computed for tax purposes with respect to such property for such period bears to the adjusted tax basis of such property; provided that, if such property has a zero adjusted tax basis, the book depreciation, depletion, or amortization may be determined under any reasonable method selected by the Management Committee; and provided further that the amount of book depletion with respect to a depletable property shall not exceed the book value of such property (as determined for purposes of maintaining the Capital Accounts).

(c)           Transfer of Interest. If any interest in the Company is Transferred, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the Transferred interest, except as provided in Treasury Regulations section 1.704-1(b)(2)(iv)(1), and except that if a Transfer causes a termination of the Company under section 708(b)(1)(B) of the Code, Treasury Regulations section 1.708-1(b) shall apply.

(d)           Distributions of Property. If any property, other than money, is distributed to a Member, the Capital Accounts of the Members shall be adjusted to reflect the manner in which the unrealized items of Profit and Loss inherent in the distributed property (that has not been reflected previously in the Capital Accounts) would be allocated among the Members if there was a taxable disposition of the distributed property for the fair market value of the property on the date of the distribution taking into account section 7701(g) of the Code. For this purpose, the fair market value of the distributed property shall be determined under Section 5.3.

Exhibit C – Tax Matters: Page 8

(e)           Depletable Properties. For purposes of maintaining Capital Accounts, the Company’s deductions with respect to contributed property in each year for depletion, deferred development expenditures under section 616(b) of the Code attributable to pre-contribution expenditures, amortization under section 291(b) of the Code attributable to pre-contribution expenditures, and amortization under section 59(e) of the Code attributable to pre-contribution expenditures shall be (i) the amount of the corresponding item determined for tax purposes under Section 4.4; multiplied by (ii) the ratio of (A) the book value at which the contributed property is recorded in the Capital Accounts, to (B) the adjusted tax basis of the contributed property (including basis resulting from capitalization of pre-contribution development expenditures under sections 616(b), 291(b), and 59(e) of the Code).

(f)            Restatement of Capital Accounts. As determined by the Management Committee, upon the occurrence of an event described in Treasury Regulations section 1.704-1(b)(2)(iv)(f)(5), the Capital Accounts of the Members shall be restated under Treasury Regulations section 1.704-1(b)(2)(iv)(f) to reflect the manner in which unrealized items of Profit and Loss inherent in the Assets (that previously has not been reflected in the Capital Accounts) would be allocated among the Members if the Assets were sold in a taxable disposition for their fair market values as determined under Section 5.3; provided that the Capital Accounts of the initially admitted Members shall not be adjusted pursuant to this sentence in connection with their Initial Contributions. For purposes of Section 3.2, a Member shall be treated as contributing the portion of the book value of any property that is credited to the Member’s Capital Account under the preceding sentence. After a revaluation under this Section 5.1(f), each Member’s share of depreciation, depletion, amortization and gain or loss, as computed for tax purposes, with respect to property that has been revalued under this Section 5.1(f) shall be determined in accordance with the principles of section 704(c) of the Code as applied under Section 4.3.

5.2           Liquidation. After the dissolution, and effective upon the liquidation of the Company, the liquidator shall cause the Capital Accounts of the Members to be restated in accordance with Section 5.1(f) to reflect any items of Profit or Loss that would be realized by the Company and allocated to the Members under Article III if the Assets were sold at the time of liquidation for their fair market values as determined under Section 5.3.

5.3           Fair Market Values. For purposes of Sections 5.1(d), 5.1(f) and 5.2, the fair market values of any Assets as of the time of determination shall be determined by a nationally recognized independent engineering firm or other qualified independent appraiser selected by unanimous agreement of the Members or, if they cannot all agree, selected by the Management Committee.

Exhibit C – Tax Matters: Page 9

5.4           Modifications. This Article V and the other provisions of this Exhibit C relating to the maintenance of Capital Accounts and allocations of items of Profit and Loss are intended to comply with Treasury Regulations section 1.704-1(b), and shall be interpreted and applied in a manner consistent with those Treasury Regulations. If the Management Committee determines that it is prudent to modify the manner in which Capital Accounts, or any debits or credits to Capital Accounts, are computed in order to comply with those Treasury Regulations, then the Management Committee may make the prudent modifications if the modifications are not likely to have a material effect on the amount distributable to any Member upon liquidation of the Company under Section 7.2 of the Agreement.

Exhibit C – Tax Matters: Page 10

EXHIBIT D

Insurance

This Exhibit D sets forth the insurance requirements of the Manager under the Agreement.

1.              Insurance Coverage. At all times, the Manager shall obtain and maintain the following policies of insurance, which may be obtained in the name of the Manager or the Company, for the protection of the Manager, the Company and the Members:

(a)           worker’s compensation or similar insurance for the statutory limits under applicable Law and voluntary compensation insurance covering all employees not subject to applicable worker’s compensation Law;

(b)           when required, employer’s liability insurance with minimum limits of $2,000,000 per each accident;

(c)          commercial general liability insurance or comprehensive general liability insurance with broad form CGL endorsement, either of which shall include bodily injury, death and property damage, with limits of $2,000,000 per each occurrence and $4,000,000 in the aggregate, which shall include (i) contractual liability (including liability assumed under this Agreement), (ii) tortious liability, (iii) non-owned automobile liability, (iv) products and completed operations, (v) explosion, collapse and underground damage, and (vi) sudden and accidental pollution liability; and

(d)           automobile liability insurance covering owned, non-owned, or hired vehicles in the amount of $2,000,000 per each occurrence and covering bodily injury to or death of persons, and loss or damage to property of persons.

2.              Policy Requirements.     All policies of insurance described in Sections 1(c) and 1(d) above (“Liability Policies”) shall contain:

(a)           an endorsement naming each Member and the Company, as applicable, as an additional insured;

(b)          provision that such insurance is primary insurance with respect to the interests of the Company and each Member and that any other insurance maintained by the Company or any Member is excess and not contributing insurance with the insurance required by this Exhibit D;

(c)           sufficient endorsements to extend the full policy coverage to all areas in which any Operations are or will be conducted;

(d)           no exclusions for damage to underground property, collapse of structure, or damage resulting from explosion or blasting;

(e)           a waiver by the insurer of any rights to subrogation against any of the parties comprising the insured; and

Exhibit D – Insurance: Page 1

(f)            a statement that acts, omissions, non-disclosure or misrepresentations by any insured shall not affect or prejudice the insurance with respect to any other insured.

3.             Certificates and Policies of Insurance. Within ten (10) days after the execution of this Agreement, but in any event before the performance of any Operations under the Agreement, the Manager shall deliver to each Member certificates of insurance for each insurance policy required under Section 1. The certificates of insurance for the Liability Policies shall contain:

(a)           a statement that the Company and each Member are named as the primary or an additional insured;

(b)           a statement that the insurance provider has waived subrogation rights with respect to the Company and each Member;

(c)           a statement that the policy will not be materially changed or canceled without at least thirty (30) days prior written notice to each Member; and

(d)           a statement that the policy coverages apply to the Agreement and any operations performed under the Agreement.

Upon demand, the Manager shall promptly furnish to each Member copies of the policies of insurance required by this Exhibit D, which shall be deemed Confidential Information, except that each Member shall have the right to disclose such policies to the extent necessary to pursue claims under the policies.

4.             Miscellaneous.

(a)           Except as otherwise provided in this Exhibit D, the obligations of the Company, the Manager and each Member under the Agreement, including their respective indemnification obligations, shall not be limited, altered or relieved by the Manager’s compliance or noncompliance with this Exhibit D.

(b)           If the Manager subcontracts any Operations, then the Manager shall require (i)  the same insurance coverage and liability limits required of the Manager in this Exhibit D (or such other coverage as may be approved in writing by the other Member) from its subcontractors and (ii) such subcontractors to certify such insurance coverage to such other Member before commencing work.

(c)           All insurance policies required under this Exhibit D shall be obtained from insurance providers having a Best rating of B+ or better.

(d)           Except with the written consent of the other Member, the Manager shall not self-insure for any of the insurance required by this Exhibit D. If such other Member consents to self-insurance by the Manager, then the Manager may charge to the Business Account an amount equal to the premiums it would have paid had it obtained and maintained the policy or policies of insurance on a competitive bid basis.

Exhibit D – Insurance: Page 2

EXHIBIT E

Initial Program and Budget

Pine Ridge JV Budget 2025

$3.0 – 3.5M US

●	Build team and develop 3-year strategy

●	Construct a geologic model

●	Finalize & permit drill program

●	Execute drill program/e-logging

●	Mineral Resource Estimate

Exhibit E – Initial Program and Budget: Page 1

EXHIBIT F

Business Plan

JV Business Plan and Objectives.

1.	Establish production at the Pine Ridge Project within 5 years

2.	Initial Resource growth: to mid-point of Exploration Target (~24M lb - ~51 M lb)
3.	Project Scale – 1.5 to 3.0 M lb per annum
4.	Aggressive growth strategy around complimentary assets to Pine Ridge Project

Exhibit F – Business Plan: Page 1